As filed with the Securities and Exchange Commission on January 24, 2006

Registration No. 333-129026

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pulaski Financial Corp.

(Exact name of registrant as specified in its charter)

Missouri	43-1816913
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

12300 Olive Boulevard

St. Louis, Missouri 63141

(314) 878-2210

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William A. Donius

Chief Executive and Officer and Chairman of the Board

Pulaski Financial Corp.

12300 Olive Boulevard

St. Louis, Missouri 63141

(314) 878-2210

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Aaron M. Kaslow, Esq.	Dave M. Muchnikoff, P.C.
Scott A. Brown, Esq.	Craig M. Scheer, P.C.
Muldoon Murphy & Aguggia LLP	Silver, Freedman & Taff LLP
5101 Wisconsin Avenue, N.W.	1700 Wisconsin Ave., NW
Washington, D.C. 20016	Washington, D.C. 20007
(202) 362-0840	(202) 295-4500

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 24, 2006

PRELIMINARY PROSPECTUS

1,000,000 Shares

Common Stock

We are offering up to 1,000,000 shares of our common stock. The public offering price is $         per share.

Our common stock is currently quoted and traded on the Nasdaq National Market under the symbol “PULB.” On January 23, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $19.05 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 11 to read about factors you should consider before you make your investment decision.

	Per Share	Total

Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds to us, before expenses	$	$

(1)	Before certain adjustments. See “Underwriting.”

We have granted the underwriters an option to purchase up to 150,000 additional shares of common stock to cover over-allotments, if any. The underwriters may exercise this option at any time within 30 days after the offering.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation’s Bank Insurance Fund, Savings Insurance Fund or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                      , 2006.

Keefe, Bruyette & Woods	Howe Barnes Investments, Inc.

The date of this prospectus is                      , 2006.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. See “Documents Incorporated by Reference.” We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these shares of common stock in jurisdictions where offers and sales are not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional common stock to cover over-allotments.

In this prospectus, we refer to information and statistics regarding the banking industry in the United States and the banking market in the St. Louis and Kansas City metropolitan areas. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

Unless the context indicates otherwise, all references in this prospectus to “Pulaski Financial,” “we,” “us” and “our” refer to Pulaski Financial Corp. and its subsidiaries. References to the “Bank” refer to Pulaski Bank.

PROSPECTUS SUMMARY

This summary highlights specific information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock and is qualified in its entirety by the more detailed information included or incorporated by reference in this prospectus. To understand this offering fully, you should carefully read this entire prospectus, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and the documents incorporated by reference.

Our Company

We are a diversified, community-based, financial institution holding company headquartered in St. Louis, Missouri. We conduct operations primarily through Pulaski Bank, a federally chartered savings bank. Pulaski Bank provides an array of financial products and services for businesses and retail customers primarily through its seven full-service offices in the St. Louis metropolitan area, as indicated in the map on the inside front cover of the prospectus. Pulaski Bank is primarily engaged in attracting deposits from individuals and businesses and using these deposits, together with borrowed funds, to originate one- to four-family residential mortgage loans, home equity lines of credit, and commercial real estate and commercial and industrial loans within its lending market.

We have grown our assets, deposits and profits internally by building our residential lending operation, opening de novo branches, and hiring experienced bankers with existing customer relationships in our market. Although we intend to expand primarily through internal growth, we will continue to explore opportunities to expand through acquisitions of other banks and bank branches. Our goal is to continue to enhance our franchise value and earnings through controlled growth in our banking operations, while maintaining the community-oriented customer service that has characterized our success to date.

From September 30, 2001 to September 30, 2005, we have achieved strong growth. Specifically, we have:

•	increased our total assets from $288.8 million to $789.8 million;

•	increased our total deposits from $189.7 million to $496.2 million;

•	increased our total net loans from $204.1 million to $633.2 million; and

•	expanded our branch network from five locations to seven locations.

In addition to balance sheet growth, we have achieved significant earnings growth. Net income per share (diluted) has increased from $0.36 for fiscal 2001 to $0.85 for fiscal 2005.

A major driver of our growth has been our residential mortgage business, which generates significant income through loan sales and which provides a source for portfolio loans. Residential mortgage loan originations totaled $1.2 billion for the year ended September 30, 2005. At September 30, 2005, we employed 55 residential lenders. In June 2005, we acquired a 50% interest in a joint venture with one of Kansas City’s largest real estate firms, which will provide an additional source of originations.

Additional information about us is included in this prospectus and in documents incorporated by reference in this prospectus. See “Business,” “Where You May Find More Information” and “Documents Incorporated by Reference.”

Market Areas and Growth Strategy

We currently conduct our business primarily in the St. Louis metropolitan area and to a lesser extent in the Kansas City metropolitan area. In the St. Louis metropolitan area, we conduct operations out of our main office and six branch offices. In the Kansas City metropolitan area, we operate out of a mortgage lending office in Johnson County, Kansas, which we opened in fiscal 2003, and a retail branch location in Kansas City, Missouri, which we acquired in fiscal 2003. On October 7, 2005, as discussed below under “—Recent Developments,” we signed a definitive agreement to sell our branch office located in Kansas City. Based upon Federal Deposit Insurance Corporation data as of June 30, 2005, our total deposits ranked 15th among 138 financial institutions in the St. Louis metropolitan area, representing approximately 1.03% of the total deposits in our market.

We have a community banking strategy that emphasizes responsive and personalized service to our customers. Due to the consolidation of financial institutions in our market, we believe there is a significant opportunity for a community-focused bank to provide a full range of financial services to small and middle-market commercial and retail customers. By offering quicker decision making in the delivery of banking products and services, offering customized products where appropriate, and providing customer access to our senior managers, we distinguish ourselves from larger, regional banks operating in our market areas, while our larger capital base and product mix enable us to compete effectively against smaller banks. As a result, we believe we have a substantial opportunity to attract experienced management, loan officers and banking customers. We believe this will provide us a competitive advantage as we continue to expand into attractive, high growth markets around the St. Louis metropolitan area through the establishment of de novo bank branch offices, acquisitions of community banks and bank branches, and organic expansion where possible by growing our existing branches in their respective communities.

Our strategies center around our continued development into a full-service, community-oriented bank and the expansion of our branch network to more adequately cover the large geography of the St. Louis metropolitan area. Our efforts to grow assets and earnings are focused on the growth and efficiency of five core products: residential, commercial and home equity loans and checking and money market accounts. In order to realize these objectives, we are pursuing the following strategies:

•	Hiring Experienced Employees With a Customer Service Focus. Our ability to continue to attract and retain banking professionals with strong community relationships and significant knowledge of our markets is key to our success. We believe that by focusing on experienced bankers who are established in their communities, we enhance our market position and add profitable growth opportunities. We emphasize to our employees the importance of delivering exemplary customer service and seeking opportunities to build further relationships with our customers. Our goal is to compete by relying on the strength of our customer service and relationship banking approach.

•	Continue Our Disciplined Execution. We believe our success as a banking organization depends on a disciplined approach to originating loans and monitoring the performance of our loan portfolio. Despite our growth, we have consistently maintained strong asset quality. We believe our strong asset quality is the result of our underwriting standards, experienced loan officers and the strength of the local economy. In addition, most of the commercial loans we originate are to borrowers well known by our loan officers from existing and prior banking relationships. At September 30, 2005, our nonperforming assets as a percentage of total assets were 0.85% and for the year ended September 30, 2005 our ratio of net charge-offs to average loans was 0.04%. Our year-end nonperforming assets as a percentage of total assets have not exceeded 1.07% in any of the past five years, and have averaged 0.87%.

•

Growth in Our Existing Markets. Over the last several years, our markets have been subject to large-scale consolidation of local community banks primarily by larger, out-of-state financial institutions. We believe there is a large customer base in our market that prefers doing business with a local institution and may be dissatisfied with the service received from larger regional banks. By providing our customers with quality service, coupled with the underlying characteristics of the counties in which we operate, we expect to continue our strong organic growth. We believe the success of our strategy is evidenced by the growth of our deposits from $189.7 million at September 30, 2001 to $496.2 million at September 30, 2005, and net loans, which increased from $204.1 million at September 30, 2001 to $633.2 million at September 30, 2005. We will also actively consider both acquisitions and de novo branching in both the communities we currently serve and in contiguous areas, with a view toward continued growth in the St. Louis metropolitan area. As part of our branching strategy, we have identified site locations for two additional de novo branches to be opened in 2007.

•	Expanding Our Product Offerings. We have diversified our loan portfolio by increasing the percentage of our assets consisting of higher-yielding construction, commercial real estate and commercial and industrial loans with higher risk-adjusted returns, shorter maturities and more sensitivity to interest rate fluctuations, while still providing high quality loan products for single-family residential borrowers. We also intend to selectively add additional products to provide diversification of revenue sources and to capture our customer’s full relationship. We intend to continue to expand our business by cross selling our loan and deposit products and services to our customers.

•	Increasing Our Transaction Accounts. A key part of our business strategy is focusing on the growth of checking and money market accounts. Retail checking accounts are the lowest cost deposits for us, and through fees and service charges are our primary source of retail banking revenue. From September 30, 2001 to September 30, 2005, checking accounts increased 208.2% to $61.0 million. We are in our seventh year of promoting a “Totally Free” checking account and were one of the first to offer such a product in the St. Louis area. Money market accounts are generally less interest rate sensitive and more stable than certificate of deposit balances. We are in our fourth year of pursuing money market accounts as a core product and our third year of a successful marketing campaign, “the Big Bertha Money Market Account.” This product carries similar interest rate characteristics as our home equity lines of credit and results in an ideal source of funds for the growth of our line of credit portfolio.

Recent Developments

On October 7, 2005, we entered into a purchase and assumption agreement pursuant to which we will sell our Kansas City, Missouri branch office to UMB Bank. We expect the transaction to close the first calendar quarter of 2006. As of September 30, 2005, the deposits to be assumed by UMB Bank totaled approximately $25.4 million. No loans will be transferred in connection with the branch sale. We expect to recognize a gain of approximately $2,750,000 in connection with the transaction. Although we are selling our retail branch in Kansas City, Missouri, we remain committed to our loan production office in Overland Park, Kansas and to the joint venture that we established in June 2005 with a large Kansas City-area real estate firm. In deciding to sell the Kansas City branch, we determined that our loan origination efforts could continue to be successful without a retail presence and that our capital could be put to more effective use by focusing on expansion within our core retail and commercial banking market—the St. Louis metropolitan area.

On October 25, 2005, we entered into an Agreement and Plan of Merger with CWE Bancorp, Inc., pursuant to which we will acquire CWE Bancorp and its wholly owned subsidiary, Central West End Bank, A Federal Savings Bank. Central West End Bank operates two full-service banking offices in St. Louis, Missouri. At September 30, 2005, CWE Bancorp had total assets of $46.2 million, deposits of $40.6 million and stockholders’ equity of $4.5 million. Under the terms of the merger agreement, stockholders of CWE Bancorp will be entitled to elect to receive, in exchange for each share of CWE common stock held, either $8.25 cash or 0.4853 shares of our common stock. The merger consideration is subject to adjustment in connection with the disposition by CWE Bancorp of certain fixed-rate loans and to certain allocation and proration mechanisms as part of the election process. We estimate that we will issue approximately 214,000 shares of our common stock in the transaction and that the total value of the proposed transaction will be $7.6 million. We expect to complete the merger in the first calendar quarter of 2006, pending CWE Bancorp stockholder approval, regulatory approval, and other customary conditions of closing.

Corporate Information

Our headquarters are located at 12300 Olive Boulevard, St. Louis, Missouri 63141 and our telephone number at that address is (314) 878-2210. We maintain a website at www.pulaskibankstl.com. Information on the website is not incorporated by reference and is not a part of this prospectus.

THE OFFERING

Common stock offered by us	1,000,000 shares (1,150,000 shares if the underwriters exercise their over-allotment option in full).

Common stock to be outstanding after this offering (1)	9,439,164 shares (9,589,164 shares if the underwriters exercise their over-allotment option in full).

Use of proceeds

We intend to use the net proceeds of this offering for investment in Pulaski Bank to support its growth. Until Pulaski Bank designates the use of the net proceeds, Pulaski Bank will either reduce its outstanding Federal Home Loan Bank overnight advances or invest the net proceeds temporarily in liquid short-term securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. For more information, see the section of this prospectus captioned “Use of Proceeds.”

Dividends

Historically, we have paid quarterly dividends. We paid a dividend for the quarter ended September 30, 2005 of $0.08 per share. We intend to continue paying dividends, but the payment of dividends in the future will depend upon a number of factors. We cannot give you any assurance that we will continue to pay dividends or that their amount will not be reduced in the future.

Nasdaq National Market symbol	PULB

Purchases by directors

Certain of our directors (including advisory and emeritus directors) have indicated an interest in participating in the offering. In anticipation of this participation, we have directed 100,000 shares to be reserved specifically for purchase by such persons.

Risk factors	You should carefully read and consider the information set forth in the section entitled “Risk Factors” beginning on page 11 of this prospectus before investing in our common stock.

(1)	The number of shares of our common stock outstanding immediately after this offering is based on the number of shares outstanding as of September 30, 2005. This number does not take into account:

•	approximately 214,000 shares of common stock that we expect to issue in connection with our pending acquisition of CWE Bancorp, Inc.;

•	862,217 shares of common stock reserved for issuance upon the exercise of outstanding options at a weighted average exercise price of $6.87 per share;

•	532,144 shares of common stock reserved for issuance pursuant to future grants under our incentive compensation plans; and

•	250,000 shares of common stock reserved for issuance in connection with our dividend reinvestment and stock purchase plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

Our summary consolidated financial data is presented below as of and for the years ended September 30, 2001 through 2005. The summary consolidated financial data presented below as of September 30, 2005 and 2004 and for the years ended September 30, 2005, 2004 and 2003 is derived from our audited consolidated financial statements included in and incorporated by reference in this prospectus. The summary consolidated financial data as of September 30, 2003, 2002 and 2001 and for the years ended September 30, 2002 and 2001 is derived from our audited financial statements, which are not included or incorporated by reference in this prospectus. This table is a summary and should be read in conjunction with the consolidated financial statements and related notes contained in this prospectus and in our Annual Report on Form 10-K for the fiscal year ended September 30, 2005 which is incorporated in this prospectus by reference, along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” found elsewhere in this prospectus. The per share financial data presented below has been adjusted to give effect to the three-for-two stock split that occurred on July 18, 2005, and the two-for-one stock split that occurred on July 21, 2003.

	As of and For the Year Ended September 30,
	2005	2004	2003	2002	2001

FINANCIAL CONDITION DATA
Total assets	$789,861	$637,886	$401,403	$369,247	$288,784
Loans receivable, net	633,195	510,584	276,894	227,581	204,115
Loans receivable held for sale	64,335	49,152	61,124	97,174	38,087
Debt and equity securities	10,228	12,986	6,432	4,877	5,962
Capital stock of Federal Home Loan Bank	8,462	7,538	3,880	5,840	3,960
Mortgage-backed securities	4,833	6,574	8,862	7,482	11,305
Assets held for sale	1,017	—	—	—	—
Cash and cash equivalents	25,688	19,581	18,656	11,177	13,048
Deposits	496,171	406,799	313,607	201,270	189,710
Deposit liabilities held for sale	25,375	—	—	—	—
Advances from Federal Home Loan Bank	171,000	154,600	31,500	116,800	55,000
Subordinated debt	19,589	9,279	—	—	—
Shareholders’ equity	48,246	40,974	36,383	32,554	31,007

OPERATING DATA
Interest income	$37,792	$23,832	$21,426	$18,341	$20,356
Interest expense	16,690	7,806	7,739	8,150	11,453

Net interest income	21,102	16,026	13,687	10,191	8,903
Provision for loan losses	1,635	1,934	1,487	1,011	752

Net interest income after provision for loan losses	19,467	14,092	12,200	9,180	8,151
Noninterest income	10,944	8,960	11,405	7,077	5,564
Noninterest expense	18,514	13,715	13,977	9,653	8,802

Income before income taxes	11,897	9,337	9,628	6,604	4,913
Income taxes	4,418	3,485	3,860	2,418	1,767

Net income	$7,479	$5,852	$5,768	$4,186	$3,146

	As of and For the Year Ended September 30,
	2005	2004	2003	2002	2001
	(Share data in thousands, except per share data)
COMMON SHARE DATA
Basic net income per share	$0.94	$0.75	$0.74	$0.52	$0.37
Diluted net income per share	$0.85	$0.67	$0.67	$0.49	$0.36
Dividends declared per share	$0.28	$0.20	$0.14	$0.06	$0.09
Book value per share	$5.72	$4.98	$4.47	$3.94	$3.61
Tangible book value per share	$5.66	$4.91	$4.39	$3.94	$3.61
Weighted average shares-basic	7,926	7,758	7,843	8,064	8,599
Weighted average shares-diluted	8,828	8,695	8,578	8,528	8,863
Shares outstanding-end of period	8,439	7,823	7,758	7,954	8,298

OTHER DATA
Number of:
Real estate loans outstanding	4,059	3,619	2,651	2,954	2,723
Consumer loans (includes home equity loans)	9,520	8,318	6,336	4,295	3,203
Deposit accounts	33,010	30,390	29,344	23,977	23,733
Full service offices	8	7	7	5	5

KEY OPERATING RATIOS
Return on average assets	1.03%	1.18%	1.38%	1.38%	1.12%
Return on average equity	16.55	15.31	16.35	13.24	10.05
Average equity to average assets	6.37	7.68	8.43	10.44	11.12
Interest rate spread	3.05	3.37	3.30	3.40	2.68
Net interest margin	3.19	3.47	3.47	3.66	3.26
Efficiency ratio	57.77	56.56	55.87	55.99	63.20
Dividend payout ratio	32.94	29.70	20.79	22.45	26.17
Noninterest expense to average assets	2.61	2.76	3.34	3.19	3.12
Average interest-earning assets to average interest-bearing liabilities	105.19	106.17	108.95	108.64	113.77
Allowance for loan losses to total loans at end of period	0.97	0.99	1.13	0.78	0.76
Allowance for loan losses to nonperforming loans	113.51	130.64	91.31	101.89	69.30
Net charge-offs to average outstanding loans during the period	0.04	0.05	0.05	0.12	0.12
Nonperforming assets to total assets	0.85	0.84	1.07	0.68	0.92

CAPITAL RATIOS (1)
Tangible capital	8.60	8.07	8.21	7.28	9.50
Core capital	8.60	8.15	8.21	7.28	9.71
Total risk-based capital	10.85	11.48	11.77	12.63	12.78

(1)	Capital ratios are for Pulaski Bank.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

“Tangible book value per share” included in our summary consolidated financial data is determined by methods other than in accordance with accounting principles generally accepted within the United States, or GAAP. Our management uses this non-GAAP measure in its analysis of our performance.

“Tangible book value per share” is defined as total equity reduced by recorded goodwill and other intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets.

This disclosure should not be viewed as a substitute for results determined in accordance with GAAP and is not necessarily comparable to non-GAAP performance measures that may be presented by other companies.

The following reconciliation table provides a more detailed analysis of this non-GAAP performance measure:

	At September 30,
	2005	2004	2003	2002	2001
Book value per common share	$5.72	$4.98	$4.47	$3.94	$3.61
Effect of intangible assets per share	(0.06)	(0.07)	(0.08)	—	—

Tangible book value per share	$5.66	$4.91	$4.39	$3.94	$3.61

RECENT DEVELOPMENTS

The selected financial condition and operating data presented below at December 31, 2005, and for the three months ended December 31, 2005 and 2004 are unaudited. In the opinion of management, the unaudited selected data contains all adjustments (none of which are other than normal recurring entries) necessary for a fair presentation of the results of such periods. This information and the discussion that follows should be read in conjunction with the financial statements and notes beginning on page F-1.

	At December 31, 2005	At September 30, 2005
	(In thousands)
	(unaudited)
FINANCIAL CONDITION DATA:
Total assets	$805,644	$789,861
Loans receivable, net	666,458	633,195
Loans receivable held for sale	46,834	64,335
Debt and equity securities	15,324	10,228
Capital stock of Federal Home Loan Bank	9,726	8,462
Mortgage-backed securities	4,454	4,833
Cash and cash equivalents	15,566	25,688
Deposits	489,722	496,171
Deposit liabilities held for sale	24,466	25,375
Advances from Federal Home Loan Bank	200,000	171,000
Subordinated debentures	19,589	19,589
Stockholders’ equity	49,620	48,246

	For the Three Months Ended December 31,
	2005	2004
	(In thousands)
	(unaudited)
OPERATING DATA:
Interest income	$11,790	$8,206
Interest expense	5,917	3,183

Net interest income	5,873	5,023
Provision for loan losses	407	349

Net interest income after provision for loan losses	5,466	4,674
Non-interest income	2,241	2,346
Compensation expense	2,048	2,068
Occupancy, equipment and data processing expense	1,108	936
Loss (gain) on derivative financial instruments, net	407	(35)
Other non-interest expense	1,314	976

Non-interest expense	4,877	3,945

Income before income taxes	2,830	3,075
Income taxes	983	1,183

Net income	$1,847	$1,892

	At or For the Three Months Ended December 31,
	2005	2004
	(Share data in thousands, except per share data)
COMMON SHARE DATA(1)
Basic net income per share	$0.22	$0.24
Diluted net income per share	$0.21	$0.22
Dividends declared per share	$0.08	$0.06
Book value per share	$5.87	$5.72
Weighted average shares-basic	8,289	7,824
Weighted average shares-diluted	8,886	8,736
Shares outstanding-end of period	8,439	8,308

KEY OPERATING RATIOS (2)
Return on average assets	0.94%	1.15%
Return on average equity	14.96	17.87
Interest rate spread	3.00	3.20
Net interest margin	3.20	3.31
Efficiency ratio	59.83	53.44
Dividend payout ratio	38.10	27.27
Non-interest expense to average assets	2.48	2.40
Average interest-earning assets to average interest-bearing liabilities	106.17	105.51
Allowance for loan losses to total loans at end of period	0.96	0.97
Allowance for loan losses to non-performing loans	112.93	113.51
Net charge-offs to average outstanding loans during the period	0.01	0.01
Non-performing assets to total assets	0.93	0.85

(1)	The per share financial data for 2004 has been adjusted to give effect to the three-for-two stock split in the form of a stock dividend that occurred on July 18, 2005.
(2)	Ratios for the three-month periods are annualized.

Overview

On January 24, 2006, we reported our results of operations for the quarter ended December 31, 2005. As reported, our net income decreased 2.4% to $1.8 million for the quarter ended December 31, 2005 from $1.9 million for the same quarter in the prior year. Diluted earnings per share decreased to $0.21 for the quarter ended December 31, 2005 from $0.22 for the same quarter in the prior year.

Negatively impacting the 2005 quarter was a loss on derivative financial instruments, which had a net after-tax impact of $256,000, or $0.03 per diluted share. During the quarter, we identified prior accounting errors in our treatment of certain derivative financial instruments. Specifically, we determined that certain interest rate swap agreements that we had acquired to hedge the interest rate risk inherent in certain brokered certificates of deposit did not qualify for the “short-cut” method of fair value hedge accounting under Financial Accounting Standards (FAS) 133. As a result, FAS 133 required us to reflect changes in the fair value of the derivative instruments as a charge to earnings, and we have restated our financial statements for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005 to reflect this accounting treatment. For periods subsequent to December 31, 2005, we expect to be able to use the “long-haul” method of hedge accounting under FAS 133, which will permit us to offset changes in value of the derivative instruments with changes in value of the hedged items.

Net Interest Income

Net interest income grew 16.9% to $5.9 million in the first quarter compared with $5.0 million for the same quarter in the prior year. Our net interest margin increased 15 basis points to 3.20% for the quarter ended December 31, 2005 from 3.05% for the quarter ended September 30, 2005. The increase was the result of growth of low cost transaction accounts, a decline in the average balance of loans held for sale and upwards repricing of the loan portfolio. Our assets and liabilities remain well matched, with approximately two-thirds of assets and liabilities set to reprice during the next year.

Non-Interest Income

Non-interest income decreased 4.5% to $2.2 million for the three months ended December 31, 2005 compared to $2.3 million for the same period in the prior year. Mortgage revenue decreased 30.8% during the quarter to $774,000. In the quarter ended December 31, 2005, we sold $267.7 million of loans, compared with $209.3 million a year ago. However, compressed revenue margin, caused by rising market interest rates, reduced the profitability of loan sales in the quarter. Retail banking revenue grew 20.8% compared to the same quarter last year to $748,000 on changes in customer overdraft policies. Revenue from title company operations grew $40,000 over the same quarter last year, while revenue from investment division operations and insurance commissions were both lower than the same quarter in the prior year. Other non-interest income increased primarily as a result of increased income from bank-owned life insurance.

Non-Interest Expense

Non-interest expense increased 23.6% to $4.9 million for the quarter ended December 31, 2005 compared to $3.9 million for the same quarter in the prior year, primarily as a result of the $407,000 loss on derivative financial instruments discussed above and related legal, accounting and consulting expenses associated with hedge accounting issues. Also contributing to the increase in non-interest expense was greater occupancy, equipment and data processing expense, which rose $172,000, or 18.4%, over the same quarter last year due to continued investment in our infrastructure. Compensation expense was essentially unchanged. Increases in advertising expenses, supplies, service charges, Sarbanes-Oxley compliance, and reserves for real estate owned all contributed to the increase in other non-interest expenses.

Changes in Financial Condition

Total assets increased $15.8 million during the quarter ended December 31, 2005 to $805.6 million. Net loans receivable grew $33.3 million, or 5.3%, during the quarter to $666.4 million at December 31, 2005.

Non-performing assets increased from $6.8 million at September 30, 2005 to $7.5 million at December 31, 2005. The increase in non-performing assets was primarily the result of an increase in non-performing residential mortgage loans. We have entered into an agreement to sell approximately $3.0 million of non-performing and other classified residential loans and expect to recognize a small gain upon completion of the transaction. These loans have been classified as loans held for sale at December 31, 2005 and are not included in non-performing assets. The provision for loan losses for the quarter totaled $407,000 compared with $349,000 for the same quarter in the prior year. The larger provision was due primarily to the increase in non-performing loans, which is reflective of the growth in residential lending. At December 31, 2005, the allowance for loan losses was 0.96% of total loans and represented 112.93% of non-performing loans.

For the quarter, deposits decreased $6.5 million to $489.7 million, excluding deposits that will be transferred in connection with the pending sale of our Kansas City branch. Demand deposit accounts, including money market deposits, increased $10.8 million during the quarter to $151.6 million, with $8.4 million of the increase coming in commercial transaction accounts, which totaled $43.6 million at December 31, 2005. These gains were offset by the managed run-off of $21.5 million of brokered deposits. The increase in net loans receivable and decline in deposits were funded by a $29.0 million increase in Federal Home Loan Bank advances.

RISK FACTORS

An investment in shares of our common stock involves various risks. Before deciding to invest in our common stock, you should carefully consider the risks described below in conjunction with the other information in this prospectus and information incorporated by reference into this prospectus, including our consolidated financial statements and related notes. Our business, financial condition and results of operations could be harmed by any of the following risks or by other risks that have not been identified or that we may believe are immaterial or unlikely. The value or market price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business

Our business strategy includes the continuation of significant growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

Our assets have increased $388.5 million, or 96.8%, from $401.4 million at September 30, 2003 to $789.9 million at September 30, 2005, primarily due to increases in residential, home equity and commercial loans. We expect to continue to experience growth in the amount of our assets, the level of our deposits and the scale of our operations. Achieving our growth targets requires us to attract customers that currently bank at other financial institutions in our market, thereby increasing our share of the market. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. While we believe we have the management resources and internal systems in place to successfully manage our future growth, there can be no assurance growth opportunities will be available or that we will successfully manage our growth. If we do not manage our growth effectively, we may not be able to achieve our business plan, and our business and prospects could be harmed.

Our recent results may not be indicative of our future operating results.

We have achieved significant growth in earnings per share in recent years. For example, net income per share (diluted) grew from $0.36 for the year ended September 30, 2001 to $0.85 for the year ended September 30, 2005. Our strong performance during this time period was, in part, the result of an extremely favorable residential mortgage financing market. In the future, we may not have the benefit of a favorable interest rate environment or a strong residential mortgage market. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or restrict our ability to increase earnings at this same rate.

Most of the residential mortgage loans in our portfolio do not conform to secondary market requirements, which may make them riskier and more difficult to sell.

Most of the residential mortgage loans that we retain in our loan portfolio do not conform to or satisfy the requirements for sale in the secondary market. These loans generally do not conform to Fannie Mae or Freddie Mac underwriting guidelines as a result of characteristics of the property, the loan terms or exceptions from agency underwriting guidelines. For example, we may make loans to borrowers who provide limited or no documentation of assets or income and have higher debt-to-income ratios than our loans conforming to secondary market guidelines. At September 30, 2005, our mortgage loan portfolio contained mostly non-conforming loans and included $61.6 million of loans with a combined loan-to-value ratio greater than 90% and $17.1 million of mortgage loans rated at the lowest acceptable internal credit grading level. Nonconforming one- to four-family residential loans are generally considered to have an increased risk of delinquency and foreclosure than conforming loans and may result in higher levels of realized loss. Although we have not experienced such increased delinquencies or foreclosures in the current economy, we cannot assure you that our nonconforming loan portfolio would not be adversely affected in the event of a downturn in regional economic conditions.

Furthermore, nonconforming loans are not as readily saleable as loans that conform to agency guidelines and often can be sold only after discounting the purchase price.

High loan-to-value ratios on a significant portion of our residential mortgage and home equity line of credit portfolios expose us to greater risk of loss.

Many of our residential mortgage loans are secured by liens on mortgage properties in which the borrowers have little or no equity because we originated upon purchase of the underlying residence a first mortgage with an 80% loan-to-value ratio and a concurrent second mortgage with a combined loan-to-value ratio of up to 100%. At September 30, 2005, approximately $61.6 million, or 24%, of our $255.7 million residential mortgage loans had original combined loan-to-value ratios in excess of 90%. In addition, our home equity lines of credit may have, when added to existing senior lien balances, a post-funding combined loan-to-value ratio of up to 100% of the value of the home securing the loan. At September 30, 2005, we held $5.3 million of uninsured home equity lines of credit with a combined loan-to-value ratio in excess of 90%. Our average loan to value ratio in our home equity line of credit portfolio is 77%. Residential loans with high combined loan-to-value ratios will be more sensitive to declining property values than would those with lower combined loan-to-value ratios and, therefore, may experience a higher incidence of default and severity of losses. In addition, if the borrowers sell their homes, such borrowers may be unable to repay their loans in full from the sale. Almost all of our residential mortgage loans and home equity lines of credit have adjustable interest rates. As a result, these loans may experience a higher rate of default in a rising interest rate environment. For these reasons as well, these loans may experience higher rates of delinquencies, defaults and losses.

The unseasoned nature of our commercial loan portfolio may result in errors in judging its collectibility, which may lead to additional provisions or charge-offs, which would hurt our profits.

Our commercial division’s loan portfolio, which includes loans secured by commercial, multi-family and residential real estate as well as business assets, has increased from $13.7 million, or 4.8% of total loans, at September 30, 2003 to $179.3 million, or 27.8% of total loans, at September 30, 2005. A large portion of our commercial loan portfolio is unseasoned and our limited experience in originating these types of loans does not provide us with a significant payment history pattern with which to judge future collectibility. These loans have also not been subjected to unfavorable economic conditions. As a result, it is difficult to predict the future performance of this part of our loan portfolio. These loans may have delinquency or charge-off levels above our historical experience, which could adversely affect our future performance. Further, commercial loans generally have larger balances and involve a greater risk than one- to four-family residential mortgage loans. Accordingly, if we make any errors in judgment in the collectibility of our commercial loans, any resulting charge-offs may be larger on a per loan basis than those incurred with our residential mortgage loan portfolio.

We may be unable to successfully integrate CWE Bancorp’s operations and retain CWE Bancorp’s employees.

Our pending acquisition of CWE Bancorp involves the integration of two companies that have previously operated independently. The difficulties of combining the operations of the two companies include: integrating personnel with different business backgrounds; combining different corporate cultures; and retaining key employees. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the business and the loss of customers and key personnel. The integration of the two companies will require the experience and expertise of certain key employees of CWE Bancorp whom we expect to retain. We may not be successful in retaining these employees for the time period necessary to successfully integrate CWE Bancorp’s operations into ours. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on our business and results of operations following the acquisition.

An increase in interest rates may reduce our mortgage revenues, which would negatively impact our non-interest income, and may reduce our originations of home equity lines of credit, which would negatively impact our net interest income.

Our mortgage banking operations provide a significant portion of our non-interest income. We generate mortgage revenues primarily from gains on the sale of loans to investors on a servicing released basis. In a rising or higher interest rate environment, our originations of mortgage loans may decrease, resulting in fewer loans that are available to be sold to investors. This would result in a decrease in mortgage revenues and a corresponding decrease in non-interest income. In addition, our results of operations are affected by the amount of non-interest expenses associated with mortgage banking activities, such as salaries and employee benefits, occupancy, equipment and data processing expense and other operating costs. During periods of reduced loan demand, our results of operations may be adversely affected to the extent that we are unable to reduce expenses commensurate with the decline in loan originations.

We typically approve home equity lines of credit in connection with a borrower’s first mortgage loan application. The large volume of mortgage loans originated in recent years has provided many opportunities to cross-sell our home equity line of credit, which has resulted in consistent strong growth of this product. However in a rising interest rate environment, our originations of mortgage loans may decrease, thus offering us fewer opportunities to cross-sell our home equity line of credit.

If the value of real estate in the St. Louis and Kansas City metropolitan areas were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us.

With most of our loans concentrated in the St. Louis and Kansas City metropolitan areas, a decline in local economic conditions could adversely affect the value of the real estate collateral securing our loans. A decline in property values would diminish our ability to recover on defaulted loans by selling the real estate collateral, making it more likely that we would suffer losses on defaulted loans. Additionally, a decrease in asset quality could require additions to our allowance for loan losses through increased provisions for loan losses, which would hurt our profits. Also, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse. Real estate values are affected by various factors in addition to local economic conditions, including, among other things, changes in general or regional economic conditions, governmental rules or policies and natural disasters.

Our business is subject to the success of the local economy in which we operate.

Because the majority of our borrowers and depositors are individuals and businesses located and doing business in the St. Louis metropolitan area, our success depends to a significant extent upon economic conditions in the St. Louis metropolitan area. Adverse economic conditions in our market area could reduce our growth rate, affect the ability of our customers to repay their loans and generally affect our financial condition and results of operations. Conditions such as inflation, recession, unemployment, high interest rates, short money supply, scarce natural resources, international disorders, terrorism and other factors beyond our control may adversely affect our profitability. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in the State of Missouri could adversely affect the value of our assets, revenues, results of operations and financial condition. Moreover, we cannot give any assurance we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

The building of market share through our branching strategy could cause our expenses to increase faster than revenues.

We intend to continue to build market share in the St. Louis metropolitan area through our branching strategy. We are planning four new branches that we intend to open within the next 24 months (including the two offices of Central West End Bank that we will acquire through our acquisition of CWE Bancorp). There are considerable costs involved in opening branches and new branches generally require a period of time to generate sufficient revenues to offset their costs, especially in areas in which we do not have an established presence.

Accordingly, any new branch can be expected to negatively impact our earnings for some period of time until the branch reaches certain economies of scale. Our expenses could be further increased if we encounter delays in the opening of any of our new branches. Finally, we have no assurance our new branches will be successful even after they have been established.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate our capital resources following this offering will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth. If we raise capital through the issuance of additional shares of our common stock or other securities, it would dilute the ownership interests of the investors in the offering in us and may dilute the per share book value of our common stock. New investors may also have rights, preferences and privileges senior to our current shareholders which may adversely impact our current shareholders.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

Our wholesale funding sources may prove insufficient to replace deposits at maturity and support our future growth.

We must maintain sufficient funds to respond to the needs of depositors and borrowers. As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. As we continue to grow, we are likely to become more dependent on these sources, which include Federal Home Loan Bank advances, proceeds from the sale of loans, brokered certificates of deposit and a line of credit from another financial institution. At September 30, 2005, we had approximately $171.0 million of FHLB advances outstanding with an additional $104.5 million available borrowing capacity, $118.9 million in brokered certificates of deposit and an additional $12.0 million in unused liquidity through a line of credit. If we were to become less than “well capitalized,” as defined by applicable Office of Thrift Supervision regulations, it would materially restrict our ability to acquire and retain brokered certificates of deposit. Additionally, adverse operating results or changes in industry conditions could lead to difficulty or an inability to access these additional funding sources. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our operating margins and profitability would be adversely affected.

Competition from financial institutions and other financial service providers may adversely affect our growth and profitability.

The banking business is highly competitive and we experience competition in each of our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans. This competition has made it more difficult for us to make new loans and has occasionally forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. As of June 30, 2005, according to the Federal Deposit Insurance Corporation, we held 1.03% of the deposits in St. Louis, Missouri-Illinois Metropolitan Statistical Area, which was the 15th largest share of deposits out of 138 financial institutions. Many of our competitors are larger financial institutions. While we believe we can and do successfully compete with these other financial institutions in our primary markets, we may face a competitive disadvantage as a result of our smaller size, smaller resources and smaller lending limits, lack of geographic diversification and inability to spread our marketing costs across a broader market. In recent years, several new financial institutions have formed in the St. Louis area. These de novo banks may price their loans and deposits aggressively in order to attract customers. Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts, and greater flexibility and responsiveness in working with local customers, we can give no assurance this strategy will be successful.

Fluctuations in interest rates could reduce our profitability and affect the value of our assets.

Like other financial institutions, we are subject to interest rate risk. Our primary source of income is net interest income, which is the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. We expect that we will periodically experience imbalances in the interest rate sensitivities of our assets and liabilities and the relationships of various interest rates to each other. Over any defined period of time, our interest-earning assets may be more sensitive to changes in market interest rates than our interest-bearing liabilities, or vice versa. In addition, the individual market interest rates underlying our loan and deposit products (e.g., prime) may not change to the same degree over a given time period. In any event, if market interest rates should move contrary to our position, our earnings may be negatively affected. In addition, loan volume and quality and deposit volume and mix can be affected by market interest rates. Changes in levels of market interest rates could materially adversely affect our net interest spread, asset quality, origination volume and overall profitability.

Interest rates have recently been at historically low levels. However, since June 30, 2004, the U.S. Federal Reserve has increased its target for the federal funds rate thirteen times, from 1.00% to 4.25%. While these short-term market interest rates (which we use as a guide to price our deposits) have increased, longer-term market interest rates (which we use as a guide to price our longer-term loans) have not. This “flattening” of the market yield curve has had a negative impact on our interest rate spread and net interest margin to date. If short-term interest rates continue to rise, and if rates on our deposits and borrowings continue to reprice upwards faster than the rates on our long-term loans and investments, we would experience further compression of our interest rate spread and net interest margin, which would have a negative effect on our profitability.

We principally manage interest rate risk by managing our volume and mix of our earning assets and funding liabilities. In a changing interest rate environment, we may not be able to manage this risk effectively. If we are unable to manage interest rate risk effectively, our business, financial condition and results of operations could be materially harmed.

Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings.

Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio.

Like all financial institutions, we maintain an allowance for loan losses to provide for loans in our portfolio that may not be repaid in their entirety. We believe that our allowance for loan losses is maintained at a level adequate to absorb probable losses inherent in our loan portfolio as of the corresponding balance sheet date. However, our allowance for loan losses may not be sufficient to cover actual loan losses, and future provisions for loan losses could materially adversely affect our operating results.

In evaluating the adequacy of our allowance for loan losses, we consider numerous quantitative factors, including our historical charge-off experience, growth of our loan portfolio, changes in the composition of our loan portfolio and the volume of delinquent and criticized loans. In addition, we use information about specific borrower situations, including their financial position and estimated collateral values, to estimate the risk and amount of loss for those borrowers. Finally, we also consider many qualitative factors, including general and economic business conditions, duration of the current business cycle, current general market collateral valuations, trends apparent in any of the factors we take into account and other matters, which are by nature more subjective and fluid. Our estimates of the risk of loss and amount of loss on any loan are complicated by the significant uncertainties surrounding our borrowers’ abilities to successfully execute their business models through changing economic environments, competitive challenges and other factors. Because of the degree of uncertainty and susceptibility of these factors to change, our actual losses may vary from our current estimates.

At September 30, 2005, our allowance for loan losses as a percentage of total loans was 0.97%. Federal regulators, as an integral part of their examination process, periodically review our allowance for loan losses and may require us to increase our allowance for loan losses by recognizing additional provisions for loan losses charged to expense, or to decrease our allowance for loan losses by recognizing loan charge-offs, net of recoveries. Any such additional provisions for loan losses or charge-offs, as required by these regulatory agencies, could have a material adverse effect on our financial condition and results of operations.

We are dependent upon the services of our management team.

Our future success and profitability is substantially dependent upon the management and banking abilities of our senior executives. We believe that our future results will also depend in part upon our attracting and retaining highly skilled and qualified management. We are especially dependent on a limited number of key management personnel, none of whom has an employment agreement with us, except for our chief executive officer. The loss of the chief executive officer or other senior executive officers could have a material adverse impact on our operations because other officers may not have the experience and expertise to readily replace these individuals. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting or retaining such personnel. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.

Our failure to continue to recruit and retain qualified loan originators could adversely affect our ability to compete successfully and affect our profitability.

Our continued success and future growth depend heavily on our ability to attract and retain highly skilled and motivated loan originators and other banking professionals. We compete against many institutions with greater financial resources both within our industry and in other industries to attract these qualified individuals. Our failure to recruit and retain adequate talent could reduce our ability to compete successfully and adversely affect our business and profitability.

Our profitability could be adversely affected if we are unable to promptly deploy the capital raised in the offering.

We may not be able to immediately deploy all of the capital raised in the offering. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

Pulaski Bank is subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, its chartering authority, and by the Federal Deposit Insurance Corporation, as insurer of its deposits. Pulaski Financial is subject to regulation and supervision by the Office of Thrift Supervision. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and for the depositors and borrowers of Pulaski Bank. The regulation and supervision by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation are not intended to protect the interests of investors in our common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. In addition, the Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission and Nasdaq that are now applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices, including the costs of completing our audit and maintaining our internal controls.

We are subject to security and operational risks relating to our use of technology that could damage our reputation and our business.

Security breaches in our internet banking activities could expose us to possible liability and damage our reputation. Any compromise of our security also could deter customers from using our internet banking services that involve the transmission of confidential information. We rely on standard internet security systems to provide the security and authentication necessary to effect secure transmission of data. These precautions may not protect our systems from compromises or breaches of our security measures that could result in damage to our reputation and our business. Additionally, we outsource our data processing to a third party. If our third party provider encounters difficulties or if we have difficulty in communicating with such third party, it will significantly affect our ability to adequately process and account for customer transactions, which would significantly affect our business operations.

We may have fewer resources than many of our competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

Our ability to service our debt, pay dividends and otherwise pay our obligations as they come due is substantially dependent on capital distributions from Pulaski Bank, and these distributions are subject to regulatory limits and other restrictions.

A substantial source of our income from which we service our debt, pay our obligations and from which we can pay dividends is the receipt of dividends from Pulaski Bank. The availability of dividends from Pulaski Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition of Pulaski Bank, and other factors, that the applicable regulatory authorities could assert that payment of dividends or other payments is an unsafe or unsound practice. In the event that Pulaski Bank is unable to pay dividends to us, we may not be able to service our debt, pay our obligations or pay dividends on our common stock. The inability to receive dividends from Pulaski Bank would adversely affect our business, financial condition, results of operations and prospects.

Risks Related to An Investment in Our Common Stock

Future capital needs could result in dilution of your investment.

Our board of directors may determine from time to time there is a need to obtain additional capital through the issuance of additional shares of our common stock or other securities. These issuances would dilute the ownership interests of the investors in the offering in us and may dilute the per share book value of our common stock. New investors may also have rights, preferences and privileges senior to our current shareholders which may adversely impact our current shareholders.

The market price of our common stock may decline after the stock offering.

The price per share at which we sell the common stock may be more or less than the market price of our common stock on the date the stock offering is consummated. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in the stock offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing, could cause the market price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance that purchasers of common stock in the offering will be able to sell shares after the offering at a price equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock.

The trading history of our common stock is characterized by low trading volume. The value of your investment may be subject to sudden decreases due to the volatility of the price of our common stock.

Our common stock trades on The Nasdaq National Market. The average daily trading volume of our common stock over the 50 trading days prior to January 23, 2006 was approximately 4,715 shares. We cannot predict the extent to which investor interest in us will lead to a more active trading market in our common stock or how liquid that market might become. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time, which presence is dependent upon the individual decisions of investors, over which we have no control.

The market price of our common stock may be highly volatile and subject to wide fluctuations in response to numerous factors, including, but not limited to, the factors discussed in other risk factors and the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in interest rates;

•	changes in the legal or regulatory environment in which we operate;

•	press releases, announcements or publicity relating to us or our competitors or relating to trends in our industry;

•	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

•	future sales of our common stock;

•	changes in economic conditions in our marketplace, general conditions in the U.S. economy, financial markets or the banking industry; and

•	other developments affecting our competitors or us.

These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance, and could prevent you from selling your common stock at or above the public offering price. In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of our common stock, regardless of our trading performance. In the past, shareholders often have brought securities class action litigation against a company following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future, which could result in substantial costs and divert management’s attention and resources.

We will retain broad discretion in using the net proceeds from this offering, and may not use the proceeds effectively.

We intend to use the net proceeds of this offering for general corporate purposes, which may include our working capital needs, for bank and branch acquisitions and for investments in Pulaski Bank to support our continued growth. However, we have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us profitable. In addition, it may take us some time to effectively deploy the proceeds from this offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Management’s failure to use the net proceeds of this offering effectively could have an adverse effect on our business, financial condition and results of operations.

Provisions of our articles of incorporation, bylaws and Missouri law, as well as state and federal banking regulations, could delay or prevent a takeover of us by a third party.

Provisions in our articles of incorporation and bylaws, the corporate law of the State of Missouri, and federal regulations could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the price of our common stock. These provisions include: limitations on voting rights of beneficial owners of more than 10% of our common stock, supermajority voting requirements for certain business combinations; the election of directors to staggered terms of three years; and advance notice requirements for nominations for election to our board of directors and for proposing matters that shareholders may act on at shareholder meetings. In addition, we are subject to Missouri laws, including one that prohibits us from engaging in a business combination with any interested shareholder for a period of five years from the date the person became an interested shareholder unless certain conditions are met. These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors other than the candidates nominated by our Board.

Holders of our junior subordinated debentures have rights that are senior to those of our common shareholders.

We have supported our continued growth through two issuances of trust preferred securities from two separate special purpose trusts. Payments of the principal and interest on the trust preferred securities of these special purpose trusts are fully and unconditionally guaranteed by us. Further, the accompanying junior subordinated debentures we issued to the special purpose trusts are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no cash dividends may be paid on our common stock. At September 30, 2005, we had outstanding junior subordinated debentures totaling $19.6 million.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which can be identified by the use of words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions. Forward-looking statements include:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	general economic conditions, either nationally or in our market areas, that are worse than expected;

•	changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	legislative or regulatory changes that adversely affect our business;

•	adverse changes in the securities markets;

•	inability of key third-party providers to perform their obligations to Pulaski Bank;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board or the Public Company Accounting Oversight Board; and

•	our ability to successfully implement our branch expansion strategy.

Any of the forward-looking statements that we make in this prospectus and in other public statements we make may turn out to be wrong because of inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from our sale of the shares of common stock we are offering will be approximately $17.7 million, or approximately $20.4 million if the underwriters’ over-allotment option is exercised in full. In each case, this assumes a public offering price of $19.05 per share (based on the closing price on January 23, 2006) and includes the deduction of the underwriting discount and estimated offering expenses.

We intend to use the net proceeds of this offering for investment in Pulaski Bank to support its growth. Until Pulaski Bank designates the use of the net proceeds, Pulaski Bank will either reduce its outstanding Federal Home Loan Bank overnight advances or invest the net proceeds temporarily in liquid short-term securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. The proceeds from the sale of our common stock in this offering are not required to fund our acquisition of CWE Bancorp, Inc.

From time to time, we may engage in additional capital financings as we determine to be appropriate based upon our needs and prevailing market conditions. These additional capital financings may include the sale of securities other than or in addition to common stock.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2005. Our capitalization is presented on an actual basis and on an as adjusted basis as if the offering had been completed as of September 30, 2005 and assumes:

•	the net proceeds of the offering at an assumed offering price of $19.05 per share (based on the closing price on January 23, 2006), after deducting the estimated underwriting discount and commissions and estimated offering expenses, are $17.7 million; and

•	the underwriters’ over-allotment option is not exercised.

The data should be read in conjunction with the consolidated financial statements and notes thereto included in and incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended September 30, 2005.

	September 30, 2005(1)
	Actual	As Adjusted(2)
	(In thousands, except per share amounts)
Long term debt:
Subordinated debentures (3)	$19,589	$19,589

Shareholders’ equity:
Preferred Stock, $0.01 par value; 1,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value; 18,000,000 shares authorized; 8,439,164 shares issued and outstanding; 9,439,164 shares issued and outstanding as adjusted (4)	119	129
Treasury stock—at cost	(17,229)	(17,229)
Treasury stock—equity trust—at cost	(3,897)	(3,897)
Additional paid-in capital	31,287	48,983
Unearned shares of restricted stock	(81)	(81)
Accumulated other comprehensive loss	(23)	(23)
Retained earnings	38,070	38,070

Total shareholders’ equity	48,246	65,952

Total long-term debt and shareholders’ equity	$67,835	$85,541

Book value per share (5)	$5.72	$6.99

(1)	The number of shares of our common stock outstanding immediately after this offering is based on the number of shares outstanding as of September 30, 2005. This number does not take into account:

•	approximately 214,000 shares of common stock that we expect to issue in connection with our pending acquisition of CWE Bancorp, Inc.;

•	862,217 shares of common stock reserved for issuance upon the exercise of outstanding options at a weighted average exercise price of $6.87 per share;

•	532,144 shares of common stock reserved for issuance pursuant to future grants under our incentive compensation plans; and

•	250,000 shares of common stock reserved for issuance in connection with our dividend reinvestment and stock purchase plan.

(2)	If the underwriters’ over-allotment option is exercised in full, common stock, additional paid-in capital and total shareholders’ equity would be $131, $51,668, and $68,638, respectively.
(3)	Consists of debt issued in connection with the issuance of our trust preferred securities.
(4)	If the underwriters’ over-allotment option is exercised in full, the as adjusted number of shares outstanding would be 9,589,164.
(5)	Actual book value per share equals total shareholders’ equity of $48,246, divided by 8,439,164 shares outstanding at September 30, 2005. Book value per share as adjusted equals total shareholders’ equity of $65,952 (assuming net proceeds to us from this offering of $17.7 million), divided by 9,439,164 shares outstanding (assuming issuance and sale by us of 1,000,000 shares in this offering).

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

Our common stock trades on the Nasdaq National Market under the symbol “PULB.” The following table sets forth, for the indicated periods, the high and low closing prices for our common stock as reported by the Nasdaq National Market and the cash dividends declared per share of our common stock. The stock prices and dividend information presented below have been adjusted to give effect to the three-for-two stock split effected in the form of a stock dividend on July 18, 2005 and the two-for-one stock split effected in the form of a stock dividend on July 21, 2003.

Fiscal 2006	High	Low	Dividend
First Quarter	$18.15	$16.86	$.08/per share
Second Quarter (through January 23, 2006)	$19.05	$17.54	$—

Fiscal 2005	High	Low	Dividend
First Quarter	$13.80	$11.23	$.06/per share
Second Quarter	$14.23	$12.50	$.06/per share
Third Quarter	$18.67	$12.67	$.08/per share
Fourth Quarter	$18.74	$16.03	$.08/per share

Fiscal 2004	High	Low	Dividend
First Quarter	$11.33	$9.77	$.04/per share
Second Quarter	$13.63	$11.09	$.04/per share
Third Quarter	$12.67	$9.60	$.06/per share
Fourth Quarter	$13.05	$11.32	$.06/per share

Payments of the distributions on the trust preferred securities of Pulaski Financial Statutory Trust I, a wholly owned Connecticut statutory trust, and Pulaski Financial Statutory Trust II, a wholly owned Delaware statutory trust, are fully and unconditionally guaranteed by us. The junior subordinated debentures that we have issued to our subsidiary trusts are senior to our shares of common stock. As a result, we must make required payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the interest and principal obligations under the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We may defer the payment of interest on each of the junior subordinated debentures for a period not to exceed 20 consecutive quarters, provided that the deferral period does not extend beyond the stated maturity. During such deferral period, distributions on the corresponding trust preferred securities will also be deferred and we may not pay cash dividends to the holders of shares of our common stock.

On January 23, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $19.05 per share. As of January 23, 2006, there were 800 holders of record of our common stock, based upon securities position listings furnished to us by our transfer agent.

Dividends are paid at the discretion of our board of directors. We have historically paid dividends on a quarterly basis as set forth in the table above. We intend to continue paying cash dividends, but the amount and frequency of cash dividends, if any, will be determined by our board of directors after consideration of earnings, capital requirements, and our financial condition and will depend on cash dividends paid to us by our subsidiary bank. Dividends from our subsidiary bank are our primary source of funds for the payment of dividends to our shareholders, and there are various legal and regulatory limits on the extent to which our subsidiary bank may pay dividends or otherwise supply funds to us. In addition, federal and state agencies have the authority to prevent us from paying a dividend to our shareholders. Thus, while we intend to continue paying dividends, we can make no assurances that we will continue to pay dividends or that we will not reduce the amount of dividends paid in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis of financial condition and results of operations is intended to assist in understanding our financial condition and results of operations. The information contained in this section should be read in conjunction with the consolidated financial statements and accompanying notes contained elsewhere in this prospectus.

Summary of Performance

From September 30, 2001 to September 30, 2005, we have achieved strong growth. Specifically, we have:

•	increased our net income from $3.1 million to $7.5 million;

•	increased our earnings per share (diluted) from $0.36 to $0.85;

•	increased our total assets from $288.8 million to $789.9 million;

•	increased our total deposits from $189.7 million to $521.5 million; and

•	expanded our St. Louis bank branch network from five locations to seven locations.

A major driver of our growth has been our residential mortgage business, which generates significant income through loan sales and which provides a source for portfolio loans. Residential mortgage loan originations totaled $1.2 billion for the year ended September 30, 2005 and $1.1 billion for the year ended September 30, 2004. These loans were primarily originated for sale and fueled our mortgage revenue, which totaled $5.4 million for the year ended September 30, 2005 and $4.6 million for the year ended September 30, 2004. At September 30, 2005, we employed 55 residential lenders. In June 2005, we acquired a 50% interest in a joint venture with one of Kansas City’s largest real estate firms, which will provide an additional source of originations.

In the last two years, our earnings have become less dependent on sources of non-interest income as our loan portfolio has expanded, resulting in higher interest income and ultimately higher net interest income. Net interest income increased $5.1 million to $21.1 million for the year ended September 30, 2005 compared to $16.0 million for the year ended September 30, 2004 and $13.7 million for the year ended September 30, 2003. Our loan portfolio has increased 128.7% over the last two years, from $276.9 million at September 30, 2003 to $510.6 million at September 30, 2004 to $633.2 million at September 30, 2005, primarily due to growth in the commercial loan portfolio. At September 30, 2003, we had a commercial loan portfolio of $16.4 million and were principally a residential lender, with 92% of our portfolio consisting of residential or home equity loans. At the end of fiscal 2003, we hired several commercial lenders to expand and diversify our loan portfolio. Over the past two years, the commercial lending division has been a significant contributor to our growth, with $74.0 million of new loan growth in fiscal year 2005 and $88.8 million of new loan growth in fiscal year 2004. The commercial division’s loan portfolio, comprised of residential real estate, commercial real estate and commercial and industrial loans originated by our commercial loan division, totaled $179.3 million at September 30, 2005.

We continue to overcome competitive challenges primarily through growth of core deposit accounts. For the year, deposits increased $114.7 million to $521.5 million from $406.8 million at September 30, 2004, including $25.4 million of deposits that will be transferred in connection with the pending sale of our Kansas City branch. Demand deposit accounts, including money market accounts and passbooks, increased $15.4 million during the year while commercial transaction accounts increased $19.0 million to $35.4 million at September 30, 2005 from $16.4 million at September 30, 2004. Over the last year, our non-interest bearing checking account balances increased 85% to $30.0 million due primarily to the growth in commercial relationships. In an effort to become less reliant on wholesale funds, we have focused greater efforts on attracting commercial accounts and on expanding our branch network. During the year, the Company supplemented its core deposit growth with the addition of $37.0 million of additional brokered deposits with $118.9 million at September 30, 2005 compared to $81.9 million at September 30, 2004. We currently have seven bank locations in St. Louis and are planning to increase our bank locations to 12 over the next five years, including the two bank locations in the recently announced Central West End acquisition.

During the year, our efficiency remained strong despite significant growth in expenses related to entering new lines of business with the title and bond divisions and expanding our audit and compliance divisions in response to the Sarbanes-Oxley Act. Our efficiency ratio in fiscal 2005 was 57.77% compared to 56.56% in fiscal 2004 and 55.87% in fiscal 2003. The efficiency ratio is a metric that we use to measure our operating efficiency and is determined by dividing the annual non-interest expense by net interest income plus non-interest income, excluding gains from sales of securities.

Critical Accounting Policies

We have established various accounting policies that govern the application of U.S. generally accepted accounting principles in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to the consolidated financial statements that appear in this prospectus. Certain accounting policies involve significant judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of assets and liabilities and our results of operations.

We consider the following to be our critical accounting policies: allowance for loan losses and derivative instruments. Determining the amount of the allowance for loan losses involves a high degree of judgment. Refer to Note 1 to our consolidated financial statements, “Accounting Policies,” for a detailed description of our estimation processes and methodology related to the allowance for loan losses.

We employ derivative financial instruments to assist in our management of interest rate sensitivity by modifying the repricing, maturity and option characteristics of certain assets and liabilities. The judgments and assumptions that are most critical to the application of this critical accounting policy are those affecting the estimation of fair value. Fair value is based on quoted market prices. Refer to note 1 to our Consolidated Financial Statements, “Accounting Policies,” for a detailed description of our estimation processes and methodology related to the fair value of derivative financial instruments.

In November 2005, in conjunction with KPMG LLP, our independent registered public accounting firm, we determined that various interest rate swaps we entered into to hedge the interest rate risk inherent in some of our brokered certificates of deposit (“CD”) do not qualify for the “short-cut” method of fair value hedge accounting under Financial Accounting Standards 133. As discussed in note 23 to our Consolidated Financial Statements, we restated our results for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005 as a result of this issue.

Business Strategy

We have a community banking strategy that emphasizes high-quality, responsive and personalized service to our customers. Due to the consolidation of financial institutions in our market, we believe there is a significant opportunity for a community-focused bank to provide a full range of financial services to small and middle-market commercial and retail customers. By offering quicker decision making in the delivery of banking products and services, offering customized products where appropriate, and providing customer access to our senior managers, we distinguish ourselves from larger, regional banks operating in our market areas, while our larger capital base and product mix enable us to compete effectively against smaller banks. As a result, we believe we have a substantial opportunity to attract experienced management, loan officers and banking customers. We believe this will provide us a competitive advantage as we continue to expand into attractive, high growth markets around the St. Louis metropolitan area through the establishment of de novo bank branch offices,

acquisitions of community banks and bank branches, and organic expansion where possible by growing our existing branches in their respective communities.

Our strategy centers around our continued development into a full-service, community-oriented bank and the expansion of our physical footprint to more adequately cover the large geography of the St. Louis metropolitan area. Our efforts to grow assets and earnings are dependant upon the successful growth in each of our five core products: residential, commercial and home equity loans and checking and money market accounts. These five products provide the primary source of our operating income and are the focus of our growth in the balance sheet. We believe the marketplace to be more competitive than ever and that to achieve sustained growth these products must be delivered with both superior and efficient customer care. Driving these relationships are seasoned residential and commercial lenders in our two market areas.

Residential Loans. We have 83 years of experience in residential lending and, as of September 30, 2005, employed 55 residential loan officers in St. Louis and Kansas City. We have become a leading mortgage originator in these two markets, originating $1.2 billion in residential loans during the year ended September 30, 2005, as compared to $1.1 billion for the year ended September 30, 2004 and $1.6 billion for the year ended September 30, 2003. Originations increased in fiscal 2005 primarily as a result of the increased size of the commissioned residential lending staff.

The majority of loans originated in the mortgage division are one- to four-family residential loans, which we sell to investors on a servicing-released basis. Residential mortgage loans sold to investors on a servicing-released basis are our largest source of non-interest income and are the primary component of mortgage revenue. For the year ended September 30, 2005, we sold $1.1 billion of residential loans to investors and had mortgage revenue of $5.4 million, compared to $872.3 million in loans sold and $4.6 million in revenue for the year ended September 30, 2004. The average balance of mortgage loans held for sale for the year ended September 30, 2005 was $50.8 million compared to $50.9 million for the year ended September 30, 2004. The flattening of the yield curve continues to negatively impact our spread on loans held for sale. Our margin on loans held for sale has steadily declined with the compressing yield curve from more than 400 basis points for the quarter ended September 30, 2004 to 171 basis points for the quarter ended September 30, 2005. The consolidated net interest margin declined twenty-eight basis points from 3.47% for the year ended September 30, 2004 to 3.19% for the year ended September 30, 2005 primarily because of the narrowing margin on the held-for-sale portfolio. We fund loans held for sale with overnight and short-term advances because the loans are typically sold within 30 days of origination. Following a string of rate hikes by the Federal Reserve, our short-term borrowing costs have increased approximately 275 basis points since May 2004, while the average yield on the loans held for sale portfolio increased just 29 basis points from 5.17% for the year ended September 30, 2004 to 5.46% during the year ended September 30, 2005.

Qualifying residential mortgage loans that do not meet the standards for sale in the secondary market are retained in our portfolio and priced on a risk/reward basis. Residential loan balances increased $22.0 million to $289.4 million at September 30, 2005 from $267.4 million at September 30, 2004. The residential retained portfolio consists primarily of 3-year ARM loans that generally do not conform to investor criteria. These loans are underwritten using an internal credit-scoring model, which assesses credit risk and assigns one of five risk-based ratings to the loan. At September 30, 2005, we had approximately $17.1 million in the highest risk category.

During the year ended September 30, 2005, we sold $9.1 million of second mortgage residential loans from portfolio. Each pool was sold as we sought to reduce our concentration in second mortgage residential loans that have combined loan-to-values greater than 90%. We realized gains of $224,000 on the loan pool sales ($140,000 after tax). At September 30, 2005, we had $87.9 million of residential first and second mortgage loans that exceeded 90% loan-to-value.

Commercial Real Estate and Commercial and Industrial Loans. Since fiscal year 2004, we have made the expansion of our commercial division an important priority. As of September 30, 2005, this division had a staff of 14, including five loan officers. In the commercial division, commercial real estate and commercial and industrial loans increased $74.0 million to $179.3 million at September 30, 2005 compared to $105.3 million at

September 30, 2004. During the year, the commercial division contributed 59.1% of the growth in the Company’s retained loan portfolio. At September 30, 2005, the commercial division’s loan portfolio consisted of $104.1 million of commercial real estate loans, $26.3 million of commercial and industrial loans, $29.4 million of residential mortgage loans, $18.5 million in construction and development loans and $975,000 in equity lines. The weighted average rate on the commercial division’s loan portfolio was 6.67% at September 30, 2005, compared to 5.41% at September 30, 2004.

The development of commercial relationships is also enhancing our ability to generate non-interest bearing checking account balances. At September 30, 2005, we had commercial checking and money market accounts of $35.3 million, which represented growth of $19.0 million in core business deposits. At September 30, 2005 the commercial division had $20.9 million in non-interest bearing deposits compared to $9.1 million at September 30, 2004.

Home Equity Lines of Credit. The home equity lines of credit portfolio has grown consistently since fiscal 2001, although continued increases in prime rates slowed the growth of this product in the latter part of fiscal 2005 as fewer customers chose prime-based equity lines with the origination of their first mortgages. Home equity loans consist primarily of revolving lines of credit secured by residential real estate. Equity line balances increased $37.3 million to $195.6 million at September 30, 2005 from $158.3 million at September 30, 2004. The weighted average rate on home equity loans was 7.05% at September 30, 2005 compared to 5.21% at September 30, 2004. Home equity lines of credit are typically approved for qualified borrowers in conjunction with first mortgage loan applications. The large volume of mortgage loans originated in recent years has provided many opportunities to cross-sell this product to customers, which has resulted in consistent strong growth. As a revolving line of credit, we originate the loans as a prime-based asset with low interest rate risk characteristics and attractive yields, lending stability to our net interest margin.

Because home equity lines of credit are generally subordinated to first mortgage loans, the risk of loss increases when the combined loan-to-value ratio increases in relation to the value of the property. Loan balances that exceed 90% of property values are generally insured for loss through mortgage insurance up to 90% of the value of the property.

Checking Accounts. Checking accounts are the cornerstone relationship product in retail banking and the most valuable source of low cost deposits. Our “Totally Free Checking” account not only supports the lowest cost source of liquidity, but also generates important fee income through fees and service charges. The balance of checking accounts increased $9.4 million, or 18.6% during the year ended September 30, 2005 to $61.0 million from $51.5 million at September 30, 2004. The growth in checking account balances was fueled by growth in commercial checking accounts from the expanded commercial division. At September 30, 2005, the weighted average cost of interest-bearing checking accounts was 0.16%.

Retail banking revenue was $2.5 million for the year ended September 30, 2005 compared to $2.4 million for the year ended September 30, 2004. Our marketing focuses much of its resources on cross-selling checking accounts and developing new checking account relationships. We have established a consistent formula for growing fee income from “Free Checking” and have seen revenues increase from $1.3 million in fiscal 2001 to $2.5 million in fiscal 2005, primarily through an increase in clearing and honoring checks for customers who did not have sufficient funds in their checking account to allow the check to clear (“checking account overdrafts”). A fee is charged for every overdraft check. Credit risk can and does arise during the process of honoring overdraft checks. Retail banking fees are generated principally by honoring or rejecting these checks. Historic trends indicate most customers will eventually honor the overdraft checks; however, declines in market conditions could result in higher credit risk.

Money Market Deposits. Our strategic focus includes growing money market deposits as a second core liability product. The balance of money market accounts increased $7.2 million to $87.2 million at September 30,

2005 from $80.0 million at September 30, 2004. We are in our fifth year of pursuing money market accounts as a core product and in our fourth year of a successful marketing campaign, “the Big Bertha Money Market Account.” The product carries interest rate characteristics similar to our home equity loans and is an ideal source of funds for the growth of our line of credit portfolio. Money market accounts are generally less interest rate sensitive and more stable than CD balances. Competition for money market accounts increased during the third quarter of fiscal 2005, as several banks made aggressive marketing efforts to expand their share of this market. We stayed disciplined in our pricing and experienced slower growth toward the end of the year. At September 30, 2005, money market deposits had a weighted average cost of 2.37% compared to the weighted average coupon on the home equity loan portfolio of 7.05%, yielding a net spread of 4.68%. At September 30, 2004, money market deposits had a weighted average cost of 1.42% compared to the weighted average coupon on the home equity loan portfolio of 5.21%, yielding a net spread of 3.79% on these two products.

Comparison of Operating Results from 2005 and 2004

Overview. Fiscal year 2005 was another successful year as the Company grew diluted earnings per share 26.9% to $0.85 from $0.67 on net income of $7.5 million for the year ended September 30, 2005, compared to $5.9 million for the year ended September 30, 2004. The Company also increased assets 23.8% to $789.9 million at September 30, 2005 from $637.9 million at September 30, 2004.

Net income increased $1.6 million to $7.5 million primarily on the growth of net interest income. Net interest income expanded $5.1 million to $21.1 million for the year ended September 30, 2005 compared to $16.0 million for the year ended September 30, 2004 due primarily to growth in the loan portfolio, which increased 24.0% to $633.2 million at September 30, 2005 from $510.6 million at September 30, 2004, and was offset by growth in interest bearing liabilities. Commercial lending drove approximately 60% of the growth in the retained loan portfolio during the year ended September 30, 2005, while increases in home equity loans and residential loans accounted for 40%.

Non-interest income grew primarily from growth in the mortgage division. In fiscal year 2005, the Company had a strong mortgage-lending year originating $1.6 billion in loans. As a top lender in St. Louis and Kansas City, the Company generated mortgage revenue of $5.4 million for the year ended September 30, 2005, compared to $4.6 million for the year ended September 30, 2004.

The loan portfolio grew $122.6 million, or 24.0%, during fiscal year 2005 to $633.2 million and $233.7 million, or 84.4%, in fiscal year 2004.

For the year, loan growth slightly outpaced deposit growth. For the year, deposits increased $114.7 million to $521.5 million, including $25.4 million of deposits that will be transferred in connection with the pending sale of our Kansas City branch. Demand deposit accounts, including money market and passbooks, increased $15.4 million during the year while commercial transaction accounts increased $15.9 million to $35.4 million. Over the last year, our non-interest-bearing checking account balances increased 85% to $30.0 million due primarily to the growth in commercial relationships. At September 30, 2005, the weighted average cost of interest-bearing checking accounts was 0.16% and totaled $31.0 million. During the year, the growth in the loan portfolio was primarily funded by growth in CD deposits. At September 30, 2005, CD balances totaled $341.0 million. Brokered deposits made up approximately 34.9%, or $118.9 million, of the CD balances at September 30, 2005. Brokered CD balances were $81.9 million at September 30, 2004.

During the year, our efficiency ratio remained strong despite significant growth in expenses related to entering new lines of business with the title and bond divisions and expanding our audit and compliance divisions as a result of the Sarbanes-Oxley Act. Our efficiency ratio in fiscal 2005 was 57.77% compared to 56.56% in fiscal 2004.

Average Balance Sheet. The following table sets forth information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin, and ratio of average interest-earning assets to average interest-bearing liabilities for the periods indicated.

	Years Ended September 30,
	2005			2004			2003
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$584,134	$34,156	5.85%	$387,670	$20,454	5.28%	$250,002	$14,676	5.87%
Loans held for sale	50,815	2,774	5.46%	50,947	2,635	5.17%	125,327	5,945	4.74%
Debt securities	7,200	202	2.80%	3,891	169	4.34%	3,021	177	5.86%
FHLB stock	5,704	222	3.89%	5,073	107	2.11%	7,031	211	3.00%
Mortgage-backed securities	8,373	274	3.27%	7,749	390	5.04%	5,651	387	6.85%
Other (including fed funds)	5,184	165	3.19%	5,254	56	1.07%	2,913	29	1.00%

Total interest-earning assets	661,410	37,793	5.71%	460,584	23,811	5.16%	393,945	21,425	5.44%

Non-interest-earning assets	48,537			36,995			24,547

Total assets	$709,947			$497,579			$418,492

Interest-bearing liabilities:
Interest-bearing deposits	$444,517	$10,182	2.29%	$332,025	$5,197	1.57%	$239,190	$4,425	1.85%
FHLB advances	163,071	5,414	3.32%	96,023	2,350	2.45%	122,084	3,303	2.71%
Note payable	3,701	176	4.75%	2,372	76	3.20%	312	10	3.21%
Subordinated debt	17,471	919	5.26%	4,689	183	3.90%	—	—	—

Total interest-bearing liabilities	628,760	16,691	2.66%	435,109	7,806	1.79%	361,586	7,738	2.14%

Non-interest-bearing liabilities:
Non-interest-bearing deposits	21,264			12,145			7,158
Other non-interest-bearing liabilities	14,727			12,108			14,461

Total non-interest-bearing liabilities	35,991			24,253			21,619
Stockholders’ equity	45,196			38,217			35,287

Total liabilities and stockholders’ equity	$709,947			$497,579			$418,492

Net interest income		$21,102			$16,005			$13,687

Interest rate spread (2)			3.05%			3.37%			3.30%
Net interest margin (3)			3.19%			3.47%			3.47%
Ratio of average interest-earning assets to average interest-bearing liabilities		105.19%			106.17%			108.95%

(1)	Includes non-accrual loans with an average balance of $1,075,000, $366,000 and $371,000 for the fiscal years ended September 30, 2005, 2004 and 2003, respectively.
(2)	Yield on interest-earning assets less cost of interest-bearing liabilities.
(3)	Net interest income divided by average interest-earning assets.

Net Interest Income. Net interest income is the difference between interest income on earning assets, such as loans and securities, and the interest expense on liabilities used to fund those assets, including interest bearing deposits, FHLB advances and other borrowings. The amount of net interest income is affected by both changes in the level of interest rates and the amount and composition of earning assets and interest earning liabilities. Net interest income increased $5.1 million to $21.1 million for fiscal 2005 compared to $16.0 million for fiscal 2004. The increase was due to a 43.6% increase in the average balance of interest earning assets, which increased $200.8 million to $661.4 million for fiscal year 2005, compared to $460.6 million for fiscal year 2004. The net interest margin declined 28 bps to 3.19% in fiscal 2005 from 3.47% in fiscal 2004. The net interest margin declined during the year primarily from the continued narrowing spread on loans held for sale as well as higher costs on funds from the Federal Home Loan Bank and higher deposit costs. During the year, our net interest margin was negatively impacted 28 basis points from the spread on this portfolio and the cost of one-week advances from the FHLB narrowed. By the fourth quarter of fiscal year 2005 the spread on this portfolio had dropped to 1.71% from what had been over 400 basis points at the end of fiscal year 2004.

Interest income increased $14.0 million to $37.8 million for fiscal 2005 compared to $23.8 million for fiscal 2004. During the year, the average balance of loans increased $196.3 million to $634.9 million for fiscal 2005. The yield on interest earning assets increased from 5.16% for the year ended September 30, 2004 to 5.71% at September 30, 2005. Due to the growth of prime-based home equity and commercial loans, our assets remain sensitive to changes in interest rates, with 65% of assets set to reprice within 12 months of September 30, 2005.

Interest expense increased $8.9 million to $16.7 million for fiscal 2005 compared to $7.8 million for fiscal 2004. Interest expense grew due to both changes in cost and average balance. The cost of interest-bearing liabilities increased from 1.79% for fiscal year 2004 to 2.66% for the fiscal year ended 2005 as market rates increased in response to increases in the federal funds rate. The rise in costs relate to both higher costs of borrowings from the FHLB as well as higher costs on core deposit and brokered funds. The average balance of interest-bearing liabilities also increased $192.0 million in fiscal year 2005 to $628.8 million primarily due to increases in demand deposit balances (checking, passbook and money market account balances). Our liabilities also remain sensitive to changes in interest rates, with 67% of liabilities set to reprice within 12 months at September 30, 2005.

Additional Discussion on Financial Condition

Cash and cash equivalents increased $5.4 million to $25.7 million at September 30, 2005 from $20.3 million at September 30, 2004. Cash balances included overnight and fed funds investments of $9.1 million at September 30, 2005. Cash balances typically accumulate from proceeds from the sale of loans. These funds are generally used to retire short-term borrowings and to fund loan growth.

Debt securities available for sale declined $9.2 million during the year from $9.2 million at September 30, 2004. During the year, several investments matured and were not replaced with new securities.

Debt securities held to maturity increased $6.0 million during the year to $6.0 million at September 30, 2005. Purchases of debt securities were made in order to provide sufficient collateral for certain deposit relationships.

Federal Home Loan Bank (of Des Moines) stock increased approximately $1.0 million to $8.5 million at September 30, 2005 from $7.5 million at September 30, 2004. Customers of the FHLB are required to hold 5% of the advances borrowed in stock. Consequently, $8.5 million of stock was required on the $171.0 million of advances from the FHLB.

Loans held for sale increased $15.1 million to $64.3 million at September 30, 2005 from $49.2 million at September 30, 2004. These balances represent loans closed in the name of the Bank, but which are committed in advance of closing to be sold to investors. Since these loans are pre-sold at a pre-determined price on a best efforts basis, we are not subject to changes in the future value to be received upon delivery of these loans to investors as a result of changes in interest rates. We generally receive proceeds from the sale of these loans to investors within 30 days of loan closing and benefit from interest income while awaiting sales delivery.

Real estate acquired in settlement of loans declined $314,000 to $754,000 at September 30, 2005 from $1.1 million at September 30, 2004. The real estate owned at year-end consists of several residential properties. The properties have been written down to net realizable value to allow for selling costs and no further losses are expected on the disposal of these properties.

Premises and equipment increased $3.0 million to $13.7 million from $10.7 million at September 30, 2004. Premises and equipment increased during the year as we opened a new branch location in Chesterfield Valley, Missouri, purchased raw land in Florissant for a future location, added building improvements to our home office and financial center and invested in equipment and furniture for additional new employees hired during the year.

Bank-owned life insurance (“BOLI”) increased $4.0 million to $15.6 million at September 30, 2005 from $11.6 million at September 30, 2004. The increase was attributable to the purchase of an additional policy of $3.5 million, combined with an increase in the policies’ cash surrender value of approximately $600,000 during the year. The increase in cash surrender value is treated as other income and is tax-exempt. In the event the cash-surrender values of the policies were liquidated, the gains would retroactively be taxed. The BOLI policies were purchased to offset escalating costs of employee benefits.

At September 30, 2005, the Company had other assets of $7.8 million compared to $4.9 million at September 30, 2004, which consists primarily of a deferred tax asset of $4.2 million and $3.6 million of other miscellaneous receivables and prepaid expenses.

Federal Home Loan Bank (of Des Moines) advances increased $16.4 million to $171.0 million at September 30, 2005 compared to $154.6 million at September 30, 2004. The growth in borrowings was due to more rapid growth in loans and other assets than growth in deposits and equity. At September 30, 2005, $101.0 million of the advances matured in one week or less and were used to fund loans held for sale and other prime-based loans.

Subordinated debentures were issued for $10.3 million in connection with the sale of trust preferred securities during the year ending September 30, 2005. The Company issued $10.3 million of subordinated debentures to support the Bank’s regulatory capital levels, which had declined due to rapid asset growth. At September 30, 2005, subordinated debentures totaled $19.6 million compared to $9.3 million at September 30, 2004.

Due to other banks decreased to $13.6 million at September 30, 2005 compared to $14.5 million at September 30, 2004. Due to other banks represents un-remitted payments for bank and cashier checks issued on September 30, 2005, and the decrease represents a decrease in check activity on the final day of the fiscal year end. In the normal course of business, settlement for amounts due to other banks is made the following business day.

Total stockholders’ equity increased $7.2 million to $48.2 million at September 30, 2005 from $41.0 million at September 30, 2004. The increase was due primarily to growth in retained earnings, which was driven by net income of $7.5 million. Stockholders’ equity also increased $533,000 from tax benefits on stock options and restricted stock awards, $974,000 from the exercise of stock options, $762,000 on shares released from the employee stock ownership plan, and $90,000 from the vesting of restricted shares. During the 2005 fiscal year, we repurchased 13,717 shares at an average cost of $13.87 for a total of $190,194. In addition, we paid regular dividends of $2.3 million and had a comprehensive loss of $42,000 that reduced stockholders’ equity. Treasury stock – equity trust increased $1.1 million due to stock purchases for the plan. We maintain an equity trust plan for the benefit of a select group of top-performing loan officers and other key staff outside of senior management. The shares purchased for the trust have no net impact on equity as the trustee purchased the shares from the open market using deferred commissions and other earnings, and are reflected as both an increase to treasury shares and an increase to additional paid-in capital. The shares continue to be reflected as outstanding for diluted earnings per share calculations.

Non-Performing Assets and Delinquencies

Total non-performing assets increased $1.5 million from $5.3 million at September 30, 2004 to $6.8 million at September 30, 2005. The increase in non-performing assets was due primarily to an increase in past-due residential real estate loans, which increased $1.0 million during the year. At September 30, 2005, we had $4.9 million in non-performing residential assets, including $754,000 of real estate acquired in settlement of loans, compared to $3.9 million in non-performing residential assets, including $1.1 million of real estate acquired in settlement of loans at September 30, 2004. In an economic environment that resulted in declining residential values, we would be at increased risk of credit losses from non-performing loans.

Non-performing home equity loans increased $337,000 during the year. At September 30, 2005, we had a balance of $618,000 of non-performing home equity loans, or 0.32% of the home equity loan portfolio, and had $10,000 in charge-offs during the year ended September 30, 2005. At September 30, 2004, we had $281,000 in non-performing home equity balances, or 0.18% of the home equity portfolio.

At September 30, 2005, we had one substandard commercial loan, which was a residential construction loan to a commercial borrower in the amount of $456,000.

Provision for Loan Losses

The provision for loan losses totaled $1.6 million for the year ended September 30, 2005 compared to $1.9 million for the year ended September 30, 2004. The decrease in the provision for loan losses during the year was due primarily to smaller increases in commercial, home equity and residential loans, compared to the previous period. For the year ended September 30, 2005, we had net loan losses of $44,000 from residential real estate loans compared to $67,000 for the year ended September 30, 2004 and $15,000 during the year ended September 30, 2003. We have no charge-off history with our commercial loan portfolio, although a $1.5 million non-performing commercial loan was sold in September 2005 for no gain.

Allowance for Loan Losses

The allowance for loan losses increased $1.2 million to $6.8 million at September 30, 2005 from $5.6 million at September 30, 2004. The increase in the allowance for loan losses was due primarily to an increase in the balance of loans in our performing risk rating categories of our allowance for loan loss methodology. The performing retained loan portfolio increased approximately $120 million and we typically reserve between 40 and 125 basis points on performing loans depending on management’s assessment of risk on the loans. The allowance as a percentage of non-performing loans decreased from 130.64% at September 30, 2004 to 113.51% at September 30, 2005, while the allowance as a percentage of total loans decreased slightly from 0.99% at September 30, 2004 to 0.97% at September 30, 2005. Loans that were 90 days or more past due and still accruing interest were $5.8 million and $3.7 million at September 30, 2005 and 2004, respectively. The increase was due to a rise in the number of non-performing residential first mortgages and second mortgage home equity loans.

Discussion of Other Non-Interest Income

Title Division Results. Our title division, which began operations in June 2004, was established to capture sales opportunities from the mortgage and commercial divisions’ lending activities. The title division’s primary activities include researching and issuing title policies on mortgage and commercial loans. The division had operating profits for the year ended September 30, 2005 of $298,000 on revenue of $795,000, compared to a net operating loss of $75,000 in the first three months the business unit was in operation in fiscal 2004. The operating loss in 2004 was due primarily to startup costs. Driving earnings during fiscal 2005 were 2,707 title orders compared to 383 during fiscal 2004. At September 30, 2005, the division had cash balances of $397,000 and escrow liabilities of $122,000.

Investment Division Results. The investment division is a newly formed business unit that began operations in the first quarter of fiscal year 2005. The investment division’s activities consist primarily of brokering bonds to other community banks, municipalities and high net worth individuals. Due to the flattening yield curve, many of the division’s regular buyers of bonds are choosing not to invest in bonds until the rate environment improves. During the year, we had an operating loss of $197,000 on revenues of $668,000. The division had operating expenses of $865,000, which consist primarily of compensation expense.

Other. Insurance commissions decreased $127,000 to $207,000 for the year ended September 30, 2005 from $334,000 for the year ended September 30, 2004. Insurance commissions stem primarily from revenue received for brokering annuity sales to insurance companies. In 2004, we had several large sales that bolstered 2004 insurance commission revenue.

There were no sale of securities for the fiscal year-ended September 30, 2005, compared with a gain on sale of securities of $736,000 during fiscal 2004. The prior year gain was due to the sale of certain equity securities.

Other income increased $301,000 to $1.1 million for the year ended September 30, 2005 from $799,000 for the year ended September 30, 2004. Other income consists primarily of fee income from correspondent banks and changes in value of BOLI. Correspondent bank revenues rose due to increased crediting rates on changes in the interest rate environment and the BOLI revenue grew due to an additional policy purchase during fiscal year 2005.

Discussion of Other Non-Interest Expense

Salaries and employee benefits expense increased $2.7 million to $9.2 million for the year ended September 30, 2005 from $6.5 million for the year ended September 30, 2004. Compensation expense increased due to the addition of 60 new employees in fiscal year 2005. The staff growth resulted from the addition of employees to the investment, title, and commercial divisions as well as audit and accounting staff relating to Sarbanes-Oxley Act compliance.

Occupancy, equipment and data processing expense increased $545,000 to $4.2 million for the year ended September 30, 2005 from $3.6 million for the year ended September 30, 2004. The increase in expense was due primarily to the addition in fiscal 2005 of the Chesterfield branch location and renovation of our main office location.

Loss on derivative instruments increased $320,000 during the year to $320,000 for the year ended September 30, 2005 from $0 for the year ended September 30, 2004. As discussed in Note 23 to the consolidated financial statements, we restated our results for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005.

Other expenses increased $765,000 to $2.9 million during fiscal 2005 from $2.2 million in fiscal 2004. The increase was largely due to increase in our staff and the addition of a new office, as well as newly introduced Sarbanes-Oxley Act procedures, increases in stationery costs, underwriting costs, document delivery expenses, and ATM/check losses.

Income Taxes

The provision for income taxes increased from $3.5 million for the year ended September 30, 2004 to $4.4 million for the year ended September 30, 2005 due to increase in net income for the fiscal year 2005. The effective tax rate for fiscal 2005 declined from 37.3% in fiscal year 2004 to 37.1% in fiscal year 2005.

Results of Operations For the Years Ended September 30, 2004 and 2003

Overview. Fiscal year ended September 30, 2004 was a highly successful year as we increased assets 58.9% to $637.9 million from $401.4 million at September 30, 2003. This increase consisted primarily of portfolio loans, which increased 84.4% to $510.6 million at September 30, 2004 from $276.9 million at September 30, 2003.

Net income increased $84,000 to $5.9 million for the year ended September 30, 2004, compared to $5.8 million for the year ended September 30, 2003. While we established record earnings in fiscal 2004 due to increased net interest income, we had to overcome a significant hurdle due to a 46% decline in mortgage revenue, which fell to $4.6 million during the year ended September 30, 2004 from $8.5 million during the year ended September 30, 2003. In fiscal 2003, we had our best mortgage-lending year in history, originating and selling nearly $1.6 billion in mortgage loans in St. Louis and Kansas City.

In the fourth quarter of fiscal 2003, the strong mortgage-banking environment collapsed due to increases in interest rates. To overcome the lost revenue from the mortgage banking division, we determined to transition beyond our history as a small local thrift that specialized in mortgage lending into a growth-oriented community bank. We reformed our strategic plan to expand our commercial banking presence through recruitment and human talent acquisition and to continue expanding our retail and mortgage banking operations. At the end of fiscal 2003, we hired three experienced commercial loan officers. The commercial loan department increased its loan portfolio to more than $105.0 million at September 30, 2004 from a balance of $16.4 million at September 30, 2003 and took in more than $32 million in commercial deposits. In addition to expanding the commercial portfolio, the residential and home equity divisions continued to sell and expand their retained portfolios resulting in a net $233.7 million increase in the retained loan portfolio.

During the year ended September 30, 2004, our efficiency ratio remained strong despite the decline in the mortgage banking division. Our efficiency ratio in fiscal 2004 was 56.56% compared to 55.87% in fiscal 2003.

Net Interest Income. Net interest income increased $2.3 million to $16.0 million for fiscal 2004 compared to $13.7 million for fiscal 2003. The increase was primarily due to growth in the average balance of interest earning assets, which increased $68.1 million to $462.0 million for fiscal 2004, compared to $393.9 million for fiscal 2003. The net interest margin was unchanged at 3.47% in fiscal 2004 compared to fiscal 2003.

Interest income increased $2.4 million to $23.8 million for fiscal 2004 compared to $21.4 million for fiscal 2003. During the year, the average balance of loans increased $63.3 million to $438.6 million for fiscal 2004. The average balance of loans receivable increased $137.7 million during the year, but the impact of this growth was offset by the decline in average balance of loans held for sale, which declined $74.4 million to $50.9 million for the year ended September 30, 2004. Loans held for sale declined due to the overall decline in the mortgage banking industry. The yield on interest earning assets declined from 5.44% to 5.16% due to the growth of prime-based home equity and commercial loans that have lower weighted average yields but have a rate that adjusts monthly.

Interest expense increased $67,000 to $7.8 million during fiscal 2004 compared to $7.7 million for fiscal 2003. Interest expense was largely unchanged despite a $73.5 million increase in the average balance of interest bearing liabilities. Cost of interest bearing liabilities declined primarily due to a decline in the average rate paid on interest bearing liabilities, which dropped from 2.14% during fiscal 2003 to 1.79% for fiscal 2004. Increases in demand deposit balances (checking, passbook and money market account balances) and declining rates on CDs and FHLB advances lowered the weighted average cost of interest bearing liabilities. The average balance of demand deposit accounts increased $32.9 million to $165.2 million during fiscal 2004, with a weighted average cost of 0.81%. The weighted average cost of CDs and FHLB advances declined from 2.17% and 2.71% in fiscal 2003, respectively to 1.83% and 2.45% in fiscal 2004, respectively. The average rate paid on CDs and FHLB advances both declined due to the general declining rate environment of fiscal 2003, which resulted in a sustained low rate environment in fiscal 2004. In addition, we benefited from early retirement of $10.0 million of long-term debt during fiscal 2003 that lowered interest expense in fiscal 2004.

Provision for Loan Losses. The provision for loan losses totaled $1.9 million for the year ended September 30, 2004, compared to $1.5 million for the year ended September 30, 2003. The increase in the provision for loan losses during the year was due primarily to the higher balance of commercial loans, home equity lines of credit and lower credit residential loans, which carry a higher level of risk than the portfolio that existed at September 30, 2003.

Non-Interest Income. Mortgage revenue fell to $4.6 million during the year ended September 30, 2004 from $8.5 million during the year ended September 30, 2003. In fiscal 2003, we had our best mortgage-lending year in history, originating and selling nearly $1.6 billion in mortgage loans in St. Louis and Kansas City.

Retail banking revenue increased $509,000 to $2.4 million for the year ended September 30, 2004 compared to $1.9 million for the year ended September 30, 2003. Growth in retail banking revenues stemmed from fees associated with the continued growth of the “Free-Checking” program through marketing, sales and customer service.

Insurance commissions increased $134,000 to $334,000 for the year ended September 30, 2004 from $200,000 for the year ended September 30, 2003. Insurance commissions stem primarily from revenue received for brokering annuity sales to insurance companies. In 2004, we bolstered our sales efforts.

The title division, which began generating revenues in the fourth quarter of 2004, generated $134,000 in fees for the year ended September 30, 2004. During its brief operations in fiscal 2004, the division’s sales consisted primarily of selling policies to our residential mortgage borrowers in connection with the origination of their residential mortgage loans.

Gain on sale of securities increased $662,000 to $736,000 during fiscal 2004 compared to $74,000 during fiscal 2003. The increase in the gain was due to the decision to sell certain equity securities during the first two quarters of fiscal 2004.

Other income increased $71,000 to $799,000 for the year ended September 30, 2004 from $728,000 for the year ended September 30, 2003. Other income consists primarily of fee income from correspondent banks, and return from changes in value of the BOLI.

Non-Interest Expense. Salaries and employee benefits expense declined $407,000 to $6.5 million during the year ended September 30, 2004 from $6.9 million during the year ended September 30, 2003. While we added employee costs for the growth in the commercial, title, home equity and retail banking divisions, the costs associated with the residential mortgage division declined. Salaries expense during fiscal 2003 was elevated due to management’s decision to accelerate the release of 41,918 shares of stock under the employee stock ownership plan, which resulted in approximately $513,000 of additional expense during the year ended September 30, 2003.

Occupancy and equipment expense increased $718,000 to $3.6 million for the year ended September 30, 2004 from $2.9 million for the year ended September 30, 2003. The increase in expense was due primarily to the fiscal 2003 mid-year additions of two bank locations and one 26,000 square foot office location adjacent to the main bank office to house the residential mortgage division.

Other and early debt extinguishment expense declined $702,000 to $2.2 million during fiscal 2004 from $2.9 million in fiscal 2003. The decline was largely due to one time expense taken in 2003 for prepayment penalties on FHLB advances, which totaled $613,000.

Income Taxes. The provision for income taxes decreased from $3.9 million for the year ended September 30, 2003 to $3.5 million for the year ended September 30, 2004 due to a lower effective tax rate in fiscal 2004 of 37.3% compared to 40.1% in fiscal 2003. The decreased tax expense resulted from permanent tax differences from shares released from the ESOP. When shares are released from the ESOP, there is a permanent difference on the share release. We have booked expense at the fair-market value of the shares released but get taxable expense deductions equivalent to historic cost of the shares. There were more shares released to participants of the plan in fiscal 2003 than in fiscal 2004.

Market Risk Analysis

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments or other assets due to changes in interest rates, currency exchange rates, or equity prices. Interest rate risk is our primary market risk and results from timing differences in the repricing of assets and liabilities, changes in relationship between rate indices, and the potential exercise of explicit or embedded options will be realized.

NPV Analysis: NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. Using data compiled by the OTS, we receive a report, which measures interest rate risk by modeling the change in NPV, over a variety of interest rate scenarios.

Change in Interest Rates	2005 Estimated Change in Net Portfolio Value (in thousands)	2004 Estimated Change in Net Portfolio Value (in thousands)
300 basis point rise	$(4,639)	$(8,506)
200 basis point rise	(1,925)	(4,111)
100 basis point rise	(252)	(1,171)
Base scenario	—	—
100 basis point decline	(822)	(953)
200 basis point decline	(3,196)	N/A

The preceding table indicates that at September 30, 2005, in the event of an increase in prevailing market interest rates of 200 basis points, NPV would be expected to decline by $1.9 million, which equals 2.08% of static net portfolio valuation of $92.5 million. In the event of a sudden and sustained decrease in prevailing market interest rates, NPV would be expected to also decrease. In the event of a decrease in prevailing market rates of 200 basis points, NPV would be expected to decline by $3.2 million, which equals 3.46% of static net portfolio valuation.

The following table presents the Company’s financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments’ estimated fair values at September 30, 2005. Expected maturities use certain assumptions based on historical experience and other data available to management.

	Weighted Average Rate	Within One Year	One Year to Three Years	After Three Years to Five Years	After Five Years to Ten Years	Beyond Ten Years	Carrying Value Total	Estimated Fair Value
	(Dollars in Thousands)
Interest Sensitive Assets
Loans receivable—net (1)	6.59%	$382,840	$118,299	$62,433	$36,546	$33,077	$633,195	$630,904
Loans held for sale—net (2)	5.78%	64,335	—	—	—	—	64,335	65,442
Debt securities—HTM	3.56%	1,983	3,993	—	—	—	5,976	5,922
Mortgage-backed securities—HTM	8.12%	158	12	32	2	446	650	699
Mortgage-backed securities—AFS	4.40%	—	112	101	3,380	589	4,182	4,182
FHLB stock	1.40%	8,462	—	—	—	—	8,462	8,462
Other (including fed funds)	3.80%	9,130	—	—	—	—	9,130	9,130

Total interest sensitive assets		$466,908	$122,416	$62,566	$39,928	$34,112	$725,930	$724,741

Interest Sensitive Liabilities
Savings accounts	0.35%	$32,364	$—	$—	$—	$—	$32,364	$32,364
Demand deposit accounts (3)	0.16%	30,962	—	—	—	—	30,962	30,962
Money market accounts	2.37%	87,172	—	—	—	—	87,172	87,172
Certificate of deposit accounts (4)	3.35%	189,569	68,483	43,065	39,892		341,009	341,009
FHLB advances	3.93%	126,000	25,900	19,100	—	—	171,000	169,622
Note payable	5.75%	255	3,320	—	—	—	3,575	3,575
Subordinated debentures	5.90%	—	—	—	—	19,589	19,589	19,589

Total interest sensitive liabilities		$466,322	$97,703	$62,165	$39,892	$19,589	$685,671	$684,293

Off Balance Sheet Items
Operating leases		$290	$442	$14	$—	$—	$746	$746

Commitments to extend credit	7.02%	$147,087
Unused lines of credit—residential		217,858
Unused lines of credit—commercial		14,077

(1)	Includes non-accrual loans.
(2)	Maturity reflects expected contracted sales to investors.
(3)	Excludes non-interest bearing checking accounts of $30.0 million.
(4)	$80 million of the CDs in the three and five year categories are fixed rate maturities, but the interest rates are swapped for LIBOR 30 day rates.

Liquidity Risk

Liquidity risk arises from the possibility that we may not be able to satisfy current or future financial commitments, or may become unduly reliant on alternative funding sources. The objective of liquidity risk management is to ensure that the cash flow requirements of our depositors and borrowers, as well as our operating cash needs, are met. The Asset/Liability management committee meets regularly to consider the operating needs of the organization. Projected cash flows are prepared for a rolling 180 day period, with significant shortfalls in core deposit products examined and wholesale funding decisions made. Funds are available from a number of sources, including core deposits, Federal Home Loan Bank advances, brokered funds, other borrowings and portfolio loan sales.

We maintain adequate levels of liquidity to ensure the availability of funds to satisfy loan commitments and deposit withdrawals. At September 30, 2005, we had outstanding firm commitments to originate loans of $147.1 million, to sell loans on a best-efforts basis of $150.0 million and to fulfill commitments under unused lines of credit of $231.9 million. At the same time, certificates of deposit scheduled to mature in one year or less totaled $189.6 million. Based upon historical experience, management believes the majority of maturing certificates of deposit will remain with the Bank.

We require funds beyond our ability to generate them internally and we have the ability to borrow funds from the FHLB equal to 35% of its total assets subject to collateral verification. Under a blanket agreement, we assign all investments in FHLB stock, all qualifying first residential mortgage loans and all loans held for sale as collateral to secure the amounts borrowed. At September 30, 2005, we had $104.5 million available under the above-mentioned borrowing arrangement after advances of $171.0 million from the FHLB. We have an additional $12.0 million in unused liquidity through a line of credit with a correspondent bank. In addition, as long as the Bank maintains a “well capitalized” position, the Bank can issue deposits through a nationally brokered market. Broker deposits offer the advantage of large blocks of liquidity at a lower cost.

Our principal sources of funds are customer deposits, proceeds from loan sales and loan repayments, FHLB borrowings and maturity and principal payment of securities.

Operating activities used a net $2.3 million in cash liquidity, stemming primarily from net loans originated for sale including gains on sale which totaled $15.4 million for the year ended September 30, 2005.

Our primary investing activity is retaining loans. For the year ended September 30, 2005, cash used in investing activities included $138.9 million net increase in retained loans, $4.9 million in purchases of premises and equipment, $16.1 million in purchases of securities and FHLB stock, which was offset by $18.0 million from sale and maturity of securities and $1.6 million principal payments on mortgage-backed securities. Also, $3.5 million was used to purchase BOLI policies.

At the holding company level, we paid dividends to stockholders of $2.3 million and repurchased common stock of approximately $190,000. The sources of funding for the holding company included dividends from the Bank and dividends and capital gains from equity securities. The main sources of cash from financing activities included $114.7 million from increase in deposits, $16.4 million proceeds from FHLB advances, and $10.3 million proceeds from issuance of subordinated debentures.

Derivatives, Contractual Obligations and Off-Balance Sheet Arrangements

The following table presents certain contractual obligations as of September 30, 2005.

		Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
	(In thousands)
Time deposits	$341,009	$189,569	$68,483	$43,065	$39,892
Advances from FHLB	171,000	116,000	25,900	29,100	—
Note payable	3,575	255	3,320	—	—
Subordinated debentures	19,589	—	—	—	19,589
Operating lease obligations	746	290	442	14	—

Total	$535,919	$306,114	$98,145	$72,179	$59,481

The Company has various financial obligations, including obligations that may require future cash payments. The above table presents, as of September 30, 2005, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of each obligation is included in the referenced notes to the consolidated financial statements.

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used for general corporate purposes or to manage customers’ requests for funding. Corporate purpose transactions are used to help manage credit, interest rate, and liquidity risk or to optimize capital. Customer transactions are used to manage customers’ requests for funding.

Certain derivative instruments that we use for asset/liability management are recognized as either assets or liabilities on the balance sheet and measured at fair value. Beginning in November 2004, we entered into various interest rate swaps to hedge the interest rate risk inherent in some of our brokered CDs. At September 30, 2005, we had fixed-rate CDs totaling $80.0 million for which we had entered into structured interest rate swaps as part of a hedging program. Since inception of the hedging program, we have applied the “short-cut” method of fair value hedge accounting under Financial Accounting Standards (FAS) 133 to account for the swaps. In November 2005, in conjunction with KPMG LLP, our independent registered public accounting firm, we determined that these swaps do not qualify for the short-cut method because the related broker fee is considered to have caused the swap not to have zero value at inception (which is required under FAS 133 to qualify for the short-cut method). We entered into the transactions to better match the interest rate characteristics of its commercial and other prime adjusting loans. Economically, these transactions are satisfying their intended results. We reported a loss on derivative instruments for the year ended September 30, 2005 in the consolidated statements of income and comprehensive income of $320,000. The loss of $320,000 was comprised of the decrease in fair value of our interest rate swaps of $635,000, offset by the positive net settlements between our interest rate swaps and brokered certificates of deposit of $315,000. The losses incurred in the current period are expected to be recovered in future periods as the derivatives mature.

As discussed in Note 23 to our consolidated financial statements beginning on page F-1, we restated our results for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005 as a result of this issue.

Capital Resources

Pulaski Financial is not subject to any separate regulatory capital requirements. The Bank is required to maintain specific minimum amounts of capital pursuant to OTS regulations. The OTS minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders’ equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted assets. The risk-based capital requirement provides for the maintenance of core capital plus a portion of unallocated loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its balance sheet by a defined risk-weighting factor (e.g., one-to four-family conventional residential loans carry a risk-weighted factor of 50%).

At September 30, 2005, the Bank’s tangible capital totaled $67.7 million, or 8.60% of adjusted total assets, which exceeded the minimum 1.5% requirement by $55.9 million, or 7.10%. The Bank’s risk-based capital at that date totaled $74.3 million, or 10.85% of risk-weighted assets, which is $19.5 million, or 2.85% above the 8.0% fully phased-in requirement. The Bank’s core capital at that date totaled $67.7 million or 8.60% of average assets, which exceeded the minimum 4% requirement by $36.2 million or 4.60%.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Rate Volume Analysis

The following table sets forth the effects of changing rates and volumes on net interest income for the periods indicated. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); (iii) changes in rate/volume (change in rate multiplied by change in volume); and (iv) the net change (the sum of the prior columns).

	2005 Compared to 2004 Increase (Decrease) Due to				2004 Compared to 2003 Increase (Decrease) Due to
	Rate	Volume	Rate/ Volume	Net	Rate	Volume	Rate/ Volume	Net
	(In thousands)
Interest-earning assets:
Loans receivable	$2,214	$10,366	$1,122	$13,702	$(1,486)	$8,082	$(818)	$5,778
Loans held for sale	146	(7)	—	139	537	(3,528)	(319)	$(3,310)
Debt securities	(21)	62	(8)	33	(80)	132	(60)	(8)
Mortgage-backed securities	(18)	(103)	4	(117)	(103)	144	(38)	3
FHLB stock	27	70	18	115	(62)	(59)	17	(104)
Other (including fed funds)	111	(1)	(1)	109	2	23	2	27

Total net change in income on interest-earning assets	2,459	10,387	1,135	13,981	(1,192)	4,794	(1,216)	2,386
Interest-bearing liabilities:
Interest-bearing deposits	2,408	1,761	815	4,984	(681)	1,717	(264)	772
FHLB advances	838	1,640	586	3,064	(316)	(705)	68	(953)
Note payable	36	43	21	100	—	66	—	66
Subordinated debt	63	499	174	736	—	—	183	183

Total net change in expense on interest-bearing liabilities	3,345	3,943	1,596	8,884	(997)	1,078	(13)	68

Net change in net interest income	$(886)	$6,444	$(461)	$5,097	$(195)	$3,716	$(1,203)	$2,318

BUSINESS

General

We are the holding company for Pulaski Bank. Our primary asset is our investment in the Bank, but we also maintain an investment securities portfolio for liquidity. We have both subordinated debt in the form of trust preferred securities and other borrowings, the proceeds from which have been injected in the Bank as capital. Accordingly, the information set forth in this prospectus, including the consolidated financial statements and related financial data, relates primarily to the Bank.

Pulaski Bank provides an array of financial products and services for businesses and retail customers primarily through its eight full-service offices in the St. Louis and Kansas City metropolitan areas. Pulaski Bank is primarily engaged in attracting deposits from individuals and businesses and using these deposits, together with borrowed funds, to originate one- to four-family residential mortgage loans, home equity lines of credit, commercial real estate and commercial and industrial loans within its lending market.

Market Area

We currently conduct our business in the St. Louis metropolitan area and, to a lesser extent, in the Kansas City metropolitan area. In the St. Louis metropolitan area, we conduct operations out of our main office and seven branch offices. In the Kansas City metropolitan area, we operate out of a mortgage lending office in Johnson County, Kansas, which we opened in fiscal 2003 and a retail branch location in Kansas City, Missouri, which we acquired in fiscal 2003. On October 7, 2005, we signed a definitive agreement to sell our branch in Kansas City. Most of our depositors live in the communities surrounding our branches.

Competition

We face intense competition attracting savings deposits (our primary source of lendable funds) and originating loans. Our most direct competition for savings deposits has historically come from commercial banks, other thrift institutions, and credit unions located in our market area. We have faced additional significant competition for investors’ funds from short-term money market securities and other corporate and government securities.

At June 30, 2005, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held approximately 1.03% of the deposits in the St. Louis, Missouri-Illinois Metropolitan Statistical Area, which was the 15th largest market share out of 138 financial institutions with offices in this metropolitan statistical area. Banks owned by large bank holding companies such as US Bancorp, Bank of America Corporation and Regions Financial Corp. operate in our market area. These institutions are significantly larger than us and, therefore, have significantly greater resources that allow them to offer a wider variety of products and services.

Our competition for loans comes principally from other financial institutions, mortgage banking companies and mortgage brokers. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to market entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. The Gramm-Leach-Bliley Act, which permits affiliation among banks, securities firms and insurance companies also has changed the competitive environment as several non-traditional banking companies have begun collecting deposits in the metropolitan areas of St. Louis and Kansas City.

Lending Activities

Residential Mortgage Lending. The majority of our mortgage production is sold on a best efforts, flow basis, servicing-released, to more than fifteen different regional and national secondary market investors. This strategy enables us to have a much larger lending capacity, provide a much more comprehensive product offering and reduce the interest rate, prepayment and credit risks associated with residential lending. This strategy also allows us to offer more competitive interest rates. Loans originated for sale are closed in our name and held in “warehouse” until they are sold to the investors, typically within 30 days. The loans held in warehouse provide an attractive asset yield because we are able to fund a longer-term asset (typically a 30 year mortgage) with low-yielding, short-term funds. Loan sale activity is our largest source of non-interest income.

We are a direct endorsement lender with the Federal Housing Administration (“FHA”). Consequently, our FHA-approved, direct endorsement underwriters are authorized to approve or reject FHA-insured loans up to maximum amounts established by FHA. We are also an automatic lender with the Veterans’ Administration (“VA”), which enables our designated qualified personnel to approve or reject loans on behalf of the VA.

We offer a variety of adjustable-rate mortgage (“ARM”) loans. These ARM loans may be sold in the secondary market or originated for portfolio investment. The loan fees charged, interest rates and other provisions of our ARM loans are determined by us on the basis of our own pricing criteria, the composition and interest rate risk of our current loan portfolio and market conditions. Interest rates and payments on our ARM loans generally are adjusted periodically to a rate typically equal to 2.00% to 3.75% above the one-year constant maturity U.S. Treasury index. The periodic interest rate cap (the maximum amount by which the interest rate may be increased or decreased in a given period) on our ARM loans is generally 2% per adjustment period and the lifetime interest rate cap is generally 6% over the initial interest rate of the loan. We qualify the borrower based on the borrower’s ability to repay the ARM loan based on the maximum interest rate at the first adjustment in the case of one-year ARM loans, and based on the initial interest rate in the case of ARM loans that adjust after two or more years. We do not originate negative amortization loans for portfolio investment. We believe that the periodic adjustment feature of our ARM loans provides flexibility to meet competitive conditions as to initial rate concessions while preserving our return on equity objectives by limiting the duration of the initial rate concession.

Borrower demand for ARM loans versus fixed-rate mortgage loans is a function of the level of current and expected market interest rates and the difference between the initial interest rates and fees charged for each type of loan. The relative amount of fixed-rate mortgage loans and ARM loans that can be originated at any time is largely determined by the demand for each.

We require title insurance insuring the status of our lien on all of our residential mortgage loans and also require that fire and extended coverage casualty insurance (and, if appropriate, flood insurance) be maintained in an amount equal to the greater of the outstanding loan balance or the full replacement cost of the dwelling.

Our lending policies generally limit the maximum loan-to-value ratio on first mortgage loans secured by owner-occupied properties to 80% of the lesser of the appraised value or the purchase price. We will make loans in excess of that limit provided the borrower obtains mortgage insurance or the customer demonstrates sufficient credit history and ability to service the debt. In some cases, borrowers choose to obtain subordinate financing from us in order to limit the first mortgage to 80% or less. Our second mortgages, which often have high loan-to-value ratios when combined with the first mortgage on the property, are priced with enhanced yields so that we are compensated for the absence of mortgage insurance. In the cases of loans guaranteed by FHA or VA, we offer first mortgage loans with loan-to-value ratios of up to 97% and 100%, respectively.

We generally obtain appraisals on our real estate loans from outside appraisers, but, in limited instances (i.e., loan-to-value ratios less than 55%), we may waive our outside appraisal requirement.

Construction and Development Loans. We originate real estate construction and development loans that consist primarily of 1-4 family residence construction loans made to both developers and retail mortgage customers. Loan disbursements are closely monitored by management to ensure that funds are being used strictly for the purposes agreed upon in the loan covenants. We employ both internal staff and external title company experts to ensure that loan disbursements are substantiated by regular inspections and review. Construction and development loans are similar to all residential loans in that borrowers are underwritten according to their adequacy of repayment sources at the time of approval. Unlike conventional residential lending, signs of deterioration in the customer’s ability to repay the loan is measured throughout the life of the loan and not just at origination or when the loan becomes past due. In most instances, loan amounts are limited to 85% of the appraised value upon completion of the construction project.

Commercial Real Estate Loans. We engage in commercial real estate lending, typically through direct originations. We have expanded our commercial real estate portfolio to provide diversification and to generate assets that are sensitive to fluctuations in interest rates. Commercial real estate loans are generally prime-based, floating-rate loans, or short-term (one to five year), fixed-rate loans. Our commercial loan policy limits our lending limit to 15% of our unimpaired Bank capital plus reserves, which was $74.3 million at September 30, 2005.

Commercial and Industrial Loans. We originate commercial and industrial loans that are secured by property such as inventory, equipment and finished goods. All commercial loans are evaluated for the adequacy of repayment sources at the time of approval and are regularly reviewed for any possible deterioration in the ability of the borrower to repay the loan. In most instances, collateral is required to provide an additional source of repayment in the event of default by the borrower. The structure of the collateral varies from loan to loan depending on the financial strength of the borrower, the amount and terms of the loan, and the collateral available to be pledged.

Consumer and Other Loans. Our consumer loan department makes consumer loans to residents of the metropolitan areas of St. Louis and Kansas City. These loans consist primarily of home equity lines of credit (“HELOC”), but also include automobile loans, unsecured loans, and other secured consumer goods loans.

Home equity lines of credit are secured with a deed of trust and are issued up to 100% of the appraised or assessed value of the property securing the line of credit, less the outstanding balance on the first mortgage. We generally obtain mortgage insurance for home equity loans with greater than 90% LTV. The standards under which these loans are underwritten are analogous to credit lending, rather than mortgage lending, since underwriting decisions are based primarily on the borrower’s credit history and capacity to repay rather than on the value of the collateral. Interest rates on the home equity lines of credit are adjustable and are tied to the current prime interest rate. This rate is obtained from the Wall Street Journal and adjusts on a monthly basis. Our introductory rate on HELOC loans is also the floor rate on all new originations. Interest rates are based upon the loan-to-value ratio of the property with better rates given to borrowers with more equity. Home equity lines of credit, which are secured by residential properties, are considered to have less risk than automobile loans and because of the adjustable rate structure, contain less interest rate risk to us. Lending up to 100% of the value of the property presents greater credit risk to us. Consequently, we limit this product to customers with a favorable credit history.

The automobile loans currently in the portfolio consist of fixed-rate loans secured by both new and used cars and light trucks. New cars are financed for a period of up to 72 months while used cars are financed for 60 months or less depending on the year and model. Collision and comprehensive insurance coverage is required on all automobile loans.

Loan Marketing and Processing. Loan applicants come through direct marketing efforts by our loan officers, as well as through referrals by realtors, financial planners, previous and present customers and, to a far lesser extent, through television, Internet and print advertising promotions. All types of loans may be originated in any of our offices, though most loans are closed at our main office. Loans are serviced from our main office. Loans sold into the secondary mortgage market are generally serviced by the purchaser. Loans sold on a participation basis are serviced by us. Loan officers are compensated for their loan production based upon the dollar volume closed, as well as the gain on the sale produced.

Upon receipt of a loan application from a prospective borrower, a credit report and other data are obtained to verify specific information relating to the loan applicant’s employment, income and credit standing. An appraisal of the real estate offered as collateral is performed by a fee appraiser approved by us and licensed or certified by the State of Missouri.

The board of directors has granted loan approval authority to certain officers up to prescribed limits, depending on the officer’s experience and tenure. The President and Chief Executive Officer may approve loans up to $750,000. An internal loan committee approves loans up to $2.0 million, while all loans above this level are approved by the board of directors.

Loan applicants are promptly notified of our decision. Interest rates are subject to change if the approved loan is not closed within the time of the commitment, which usually is 60 to 90 days.

Loan Underwriting Risks.

Adjustable-Rate Loans. The retention of ARM loans in our loan portfolio helps reduce our exposure to changes in interest rates. There are, however, unquantifiable credit risks resulting from the potential of increased costs to be paid by the customer due to changed rates. During periods of rising interest rates, the risk of default on ARM loans increases as a result of repricing and the increased costs to the borrower. Furthermore, because the ARM loans we originate generally provide, as a marketing incentive, for initial rates of interest below the rates which would apply were the adjustment index used for pricing initially (discounting), these loans are theoretically subject to increased risks of default, delinquency, or prepayment.

Second Mortgage Loans and Home Equity Lines of Credit. Second mortgage loans and home equity lines of credit generally involve greater credit risk than first mortgage loans because they are secured by mortgage loans that are subordinate to the first mortgage loan on the property. This means that if the borrower is forced into foreclosure, we will receive no proceeds from the sale of the property until the first mortgage has been completely repaid. Second mortgage loans and home equity lines of credit often have high loan-to-value ratios when combined with the first mortgage on the property. Loans with high combined loan-to-value will be more sensitive to declining property values than would those with lower combined loan-to-value ratios and, therefore, may experience a higher incidence of default and severity of losses.

Construction and Development Loans. Construction and development loans involve greater credit risks than secured residential or commercial real estate lending because loan funds are advanced upon the security of the project under construction that is of uncertain value before completion. Our risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at completion of construction or development and the estimated cost (including interest) of the construction. If the estimate of construction costs is inaccurate, we may be required to advance additional funds to complete the development. If, upon completion of the project, the estimate of the marketability of the property is inaccurate, the borrower may be unable to sell the completed project in a timely manner or obtain adequate proceeds to repay the loan. Delays in completing the project may arise from labor problems, material shortages and other unpredictable contingencies. Construction lending also typically involves higher loan principal amounts and is often concentrated with a small number of builders. In addition, during the term of a construction loan, no payment from the borrower is required since the accumulated interest is added to the principal of the loan through an interest reserve. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. Furthermore, if our estimate of value of a completed project is inaccurate, then we may be confronted with, at or prior to the maturity of the loan, a project with a value that is insufficient to assure full repayment and we may incur a loss.

Commercial Real Estate Loans. Loans secured by commercial real estate generally have larger loan balances and involve greater risks than one- to four-family residential mortgage loans because the properties securing these loans often have unpredictable cash flows and are more difficult to evaluate and monitor. Payments on loans secured by such properties are often dependent on successful management and operation of the properties. Repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. If the cash flow from the property is reduced (for example, if leases are not obtained or renewed) the borrower’s ability to repay the loan and the value of the security for the loan may be impaired. We seek to minimize these risks in a variety of ways, including limiting the size of such loans and our review of the financial condition of the borrower, the quality of the collateral and the management of the property securing the loan. We also generally obtain loan guarantees from financially capable parties. Our lending personnel or one of our agents inspects all of the properties securing our commercial real estate loans before the loan is made.

Commercial and Industrial Loans. Unlike residential mortgage loans, which generally are made on the basis of a borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial and industrial loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business, including, in the case of loans secured by accounts receivable, the ability of the borrower to collect amounts due from its customers. There is little additional credit support provided by the borrower for most of these loans and the secondary source of repayment is based almost solely on the liquidation of the pledged collateral and the ability to collect on personal guarantees, if any. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself, which may be subject to a greater extent to adverse conditions in the economy. Further, any collateral securing such loans may depreciate over time, be difficult to appraise, fluctuate in value and be an insufficient source of repayment.

Consumer Loans. Consumer loans entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various Federal and state laws, including Federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans. Such loans may also give rise to claims and defenses by a consumer loan borrower against an assignee of such loans such as us, and a borrower may be able to assert against such assignee claims and defenses that it has against the seller of the underlying collateral.

TABLE 1: Loan Portfolio

	At September 30,
	2005		2004		2003		2002		2001
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate – mortgage:
Residential	$255,729	39.65%	$242,659	46.70%	$167,410	59.25%	$157,776	66.70%	$155,900	75.36%
Commercial and multi-family	118,695	18.40%	63,592	12.24%	8,905	3.15%	11,927	5.04%	2,106	1.02%

Real estate – construction	45,022	6.98%	34,441	6.63%	12,531	4.44%	3,656	1.55%	6,221	3.01%

Commercial and industrial	26,306	4.08%	16,787	3.23%	—	—	—	—	—	—

Consumer and other:
Home equity	195,647	30.34%	158,462	30.50%	89,298	31.61%	55,410	23.42%	28,586	13.82%
Automobiles	1,838	0.28%	1,801	0.35%	2,592	0.92%	5,886	2.49%	12,109	5.85%
Other	1,676	0.27%	1,884	0.35%	1,794	0.63%	1,893	0.80%	1,956	0.94%

Total loans	644,913	100.00%	519,626	100.00%	282,530	100.00%	236,548	100.00%	206,878	100.00%

Less:
Loans in process	8,843		6,615		3,083		7,293		1,577
Unamortized loan origination costs, net of loan fees	(3,931)		(3,152)		(1,313)		(879)		(658)
Allowance for loan losses	6,806		5,579		3,866		2,553		1,844

Total loans receivable, net	$633,195		$510,584		$276,894		$227,581		$204,115

TABLE 2: Loan Maturities and Repricing (1)

	At September 30, 2005
	Due Within One Year	Due After One Year Through Five Years	Due Beyond Five Years	Total
	(In thousands)
Real estate – mortgage:
Residential	$75,830	$155,542	$24,357	$255,729
Commercial and multi-family	61,912	38,894	17,889	118,695
Real estate – construction	44,773	249	—	45,022
Commercial and industrial	21,454	2,841	2,011	26,306
Consumer and other	190,514	3,076	5,571	199,161

Total loans	$394,483	$200,602	$49,828	$644,913

(1)	Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Mortgage loans that have adjustable rates are shown as maturing at their next repricing date.

TABLE 3: Fixed and Adjustable Rate Loans

	Loans due or repricing after September 30, 2006
	Fixed	Adjustable
	(In thousands)
Real estate – mortgage:
Residential	$68,742	$111,157
Commercial and multi-family	55,536	1,247
Real estate – construction	70	179
Commercial and industrial	4,852	—
Consumer and other	3,195	5,452

Total	$132,395	$118,035

Scheduled contractual principal repayments of loans generally do not reflect the actual life of such assets. The average life of loans is substantially less than their contractual terms because of prepayments. In addition, due-on-sale clauses on loans generally give us the right to declare loans immediately due and payable if, among other things, the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase, however, when current mortgage loan market rates are substantially higher than rates on existing mortgage loans and, conversely, decreases when rates on existing mortgage loans are substantially higher than current mortgage loan market rates.

Loan Originations, Sales and Purchases. To manage our interest rate risk position, we generally sell the fixed-rate residential mortgage loans that we originate. The sale of loans in the secondary mortgage market reduces our risk that the interest rates paid on deposits will increase while we hold long-term, fixed-rate loans in our portfolio. It also allows us to continue to fund loans when deposit flows decline or funds are not otherwise available. Residential mortgage loans generally have been sold with servicing released. Gains, net of origination expense, from the sale of such loans are recorded at the time of sale. Generally a loan is committed to be sold and a price for the loan is determined at the same time the interest rate on the loan is locked in with the customer, which may be at the time the applicant applies for the loan or anytime up to the date of closing. This eliminates the risk to us that a rise in market interest rates will reduce the value of a mortgage before it can be sold.

Additionally, we generally negotiate a best efforts delivery, which minimizes any exposure from loans that do not close. Certain loans are sold on a mandatory-delivery basis. Loans sold in this manner are hedged against changes in interest rate risk through forward sales of mortgage-backed securities. Our issuance of interest rate commitments is considered a derivative investment and changes in market value are reported on our consolidated balance sheet and statement of income and comprehensive income.

TABLE 4: Loan Activity

	Years Ended September 30,
	2005	2004	2003
	(In thousands)
Total gross loans, including loans held for sale, at beginning of period	$569,238	$343,703	$332,943
Loans originated:
Residential real estate	1,215,322	1,048,200	1,633,287
Commercial real estate	75,074	44,705	6,362
Real estate construction and development	53,237	38,490	11,530
Commercial and industrial	64,475	40,054	—
Consumer and other	185,103	167,679	119,351

Total loans originated	1,593,211	1,339,128	1,770,530

Loans purchased:
Residential real estate	1,368	731	305
Commercial real state	4,724	10,292	10,931

Loans sold:
Total whole loans sold	(1,054,733)	(872,310)	(1,567,394)
Mortgage loan principal repayments	(198,278)	(109,111)	(86,605)
Consumer loan repayments and all other	(205,355)	(143,195)	(117,007)

Net loan activity	140,937	225,535	10,760

Total gross loans, including loans held for sale, at end of period	$710,175	$569,238	$343,703

Nonperforming Assets and Delinquencies

All commercial loans are evaluated for the adequacy of repayment sources at the time of approval and are regularly reviewed for any possible deterioration in the ability of the borrower to repay the loan. Residential mortgage loan borrowers are typically only downgraded after origination when they have failed to make a required payment. The Bank follows the following collection procedures for all types of loans, excluding consumer loans, although larger customers are typically contacted sooner. The first notice is mailed to the borrower 18 days after the payment due date. Attempts to contact the borrower by telephone generally begin approximately 20 days after the payment due date. If a satisfactory response is not obtained, continuous follow-up contacts are attempted until the loan has been brought current. At the 45th day after the due date, a default letter is sent. Before the 60th day of delinquency, attempts to interview the borrower, preferably in person, are made to establish: (1) the cause of the delinquency; (2) whether the cause is temporary; (3) the attitude of the borrower toward the debt; and (4) a mutually satisfactory arrangement for curing the default. Also, in the case of second mortgage loans, before the 60th day of delinquency, all superior lien holders are contacted to determine: (1) the status and unpaid principal balance of each superior lien; (2) whether any mortgage constituting a superior lien has been sold to any investor; and (3) whether the borrower is also delinquent under a superior lien and what the affected lien holder intends to do to resolve the delinquency.

If the borrower cannot be reached and does not respond to collection efforts, a personal collection visit or property inspection is made and a photograph of the exterior is taken. The physical condition and occupancy status of the property is determined before recommending further servicing action. Such inspection normally takes place on or about the 45th day of delinquency. Generally, after 60 days into the delinquency procedure, the Bank notifies the borrower that home ownership counseling is available for eligible homeowners. If by the 91st day of delinquency, or sooner if the borrower is chronically delinquent and all reasonable means of obtaining payment on time have been exhausted, foreclosure, according to the terms of the security instrument and applicable law, is initiated.

When a consumer loan borrower fails to make a required payment, the Bank institutes collection procedures. The first notice is mailed to the borrower 15 days following the payment due date. The Bank daily receives a computer-generated collection report. The customer is contacted by telephone to ascertain the nature of the delinquency. If by the 30th day following the payment due date, no progress has been made, a written notice is mailed informing the borrowers of their right to cure the delinquency within 20 days and of the Bank’s intent to begin legal action if the delinquency is not corrected. Depending on the type of property held as collateral, the Bank either obtains a judgment in small claims court or takes action to repossess the collateral.

Loans are placed on non-accrual status when, in the opinion of management, there is reasonable doubt as to the collectibility of interest or principal. Non-accrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collectibility of interest or principal.

The Bank’s Board of Directors is informed on a quarterly basis as to the status of all mortgage and consumer loans that are delinquent 90 days or more, the status on all loans currently in foreclosure, and the status of all foreclosed and repossessed property owned by the Bank.

TABLE 5: Non-performing Assets

	At September 30,
	2005	2004	2003	2002	2001
	(Dollars in thousands)
Loans accounted for on a non-accrual basis:
Residential real estate	$142	$370	$264	$303	$173
Commercial and multi-family real estate	—	—	—	—	—
Real estate construction and development	—	—	—	—	—
Commercial and industrial	—	—	—	—	—
Consumer and other	24	159	202	120	173

Total	166	529	466	423	346

Accruing loans which are contractually past due 90 days or more:
Residential real estate	4,742	3,495	3,550	1,920	1,935
Commercial and multi-family real estate	—	—	—	—	—
Real estate construction and development	440	—	—	—	—
Commercial and industrial	—	—	—	—	—
Consumer and other	635	247	181	156	158

Total	5,817	3,742	3,731	2,076	2,093

Troubled debt restructurings	13	—	37	7	222

Non-performing loans (1)	5,996	4,271	4,234	2,506	2,661
Real estate owned (net)	754	1,068	35	—	—
Other non-performing assets	—	7	14	8	—

Total non-performing assets	$6,750	$5,346	$4,283	$2,514	$2,661

Total non-performing loans as a percentage of net loans	0.85%	0.76%	1.24%	0.77%	1.09%
Total non-performing loans as a percentage of total assets	0.76%	0.67%	1.05%	0.68%	0.92%
Total non-performing assets as a percentage of total assets	0.85%	0.84%	1.07%	0.68%	0.92%

(1)	Includes $663,000, $848,000, $654,000, $288,000 and $684,000 of FHA/VA loans at September 30, 2005, 2004, 2003, 2002 and 2001, respectively, the principal and interest payments on which are fully insured.

In addition to the loans contained in the table above, at September 30, 2005, the Bank identified 21 loans totaling $4.6 million in which the borrowers had possible credit problems that caused management to have doubts as to the ability of such borrowers to comply with the present loan repayment terms and that may result in the future inclusion of such loans in Table 5 above. These loans have been classified by the Bank as special mention loans and are contained in Table 6 below.

Interest income recognized on non-accrual loans was approximately $2,900, $13,000 and $27,000 for 2005, 2004 and 2003, respectively. The difference between interest that would have been recognized under the original terms of non-accrual and renegotiated loans and interest actually recognized on such loans was $8,000, $16,000 and $42,000 for 2005, 2004 and 2003, respectively. Impaired loans continuing to accrue interest are loans that are more than 90 days past due; however, the loans are well secured and remain in process of collection.

Real Estate Owned. Real estate acquired by the Bank as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid principal balance of the related loan plus foreclosure costs, or fair market value. Subsequent to foreclosure, the property is carried at the lower of the foreclosed amount or fair value. Upon receipt of a new appraisal and market analysis, the carrying value is written down through a charge to income, if appropriate. The balance of real estate owned declined from $1.1 million at September 30, 2004 to $754,000 at September 30, 2005. The real estate owned portfolio consists of four residential properties acquired in settlement of debts outstanding by residential mortgage customers. When writing real estate down to appraised value, we typically recognize an additional 7% below fair market value to leave allowances for selling costs.

Asset Classification. The Bank has adopted the Uniform Credit Classification Policy issued by the Federal Financial Institutions Examination Council, which was subsequently adopted by the OTS regarding problem assets of savings institutions. The regulations require that each insured institution review and classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, OTS examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets must have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution without establishment of a specific reserve is not warranted. If an asset or portion thereof is classified as loss, the insured institution establishes specific allowances for loan losses for the full amount of the portion of the asset classified as loss. A portion of general loan loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution’s regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital. OTS regulations also require that assets that do not currently expose an institution to a sufficient degree of risk to warrant classification as loss, doubtful or substandard but do possess credit deficiencies or potential weakness deserving management’s close attention shall be designated “special mention” by either the institution or its examiners.

The Bank’s Chief Executive Officer, Chief Financial Officer, Executive Vice President and collection department personnel meet quarterly to review all classified assets, to approve action plans developed to resolve the problems associated with the assets and to review recommendations for new classifications, any changes in classifications and recommendations for reserves.

TABLE 6: Classified Loans

	At September 30, 2005
	Loss		Doubtful		Substandard		Special Mention
	Number	Amount	Number	Amount	Number	Amount	Number	Amount
	(Dollars in thousands)
Residential real estate	—	$—	—	$—	41	$3,538	13	$2,039
Commercial and multi-family real estate	—	—	—	—	—	—	1	635
Real estate construction and development	—	—	—	—	1	456	3	519
Commercial and industrial	—	—	—	—	1	1	3	775
Consumer and other	14	67	1,052	256	29	582	1	603

Total	14	$67	1,052	$256	72	$4,577	21	$4,571

In the above table, certain auto and consumer loans have been fully reserved as a complete loss but remain on the books because certain collection efforts continue.

Allowance for Loan Losses. In originating loans, the Bank recognizes that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. All charged-off loans are charged to the allowance and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to the Bank’s income. The allowance for loan losses is based on management’s periodic evaluation of the Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations which may affect the borrower’s ability to repay, the estimated value of any underlying collateral and current economic conditions. The Bank periodically recognizes losses on loans, which have active collection efforts through the use of specific valuation allowances or “SVA” in order to reduce loan balances below the market value of the collateral.

The following assessments are performed quarterly in accordance with the Bank’s allowance for loan losses methodology:

Homogeneous residential mortgage loans are given one of five standard risk ratings at the time of origination. The risk ratings are assigned through the use of a credit-scoring model, which assesses credit risk determinants from the borrower’s credit history, the loan-to-value, the affordability ratios and other personal history. Five-year historical loss rates and industry data for each credit rating is used to determine the appropriate allocation percentage for each loan grade. Commercial real estate loans are individually reviewed and assigned a credit risk rating on an annual basis by the internal loan committee. Consumer and home equity loans are assigned standard risk weightings that determine the allocation percentage.

When commercial real estate loans are over 30 days delinquent or residential, consumer and home equity loans are over 90 days past due, they are evaluated individually for impairment. Additionally, loans that demonstrate credit weaknesses that may impact the borrower’s ability to repay or the value of the collateral are also reviewed individually for impairment. We consider a loan to be impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is impaired, we record a loss valuation equal to the excess of the loan’s carrying value over the present value of estimated future cash flows or the fair value of collateral if the loan is collateral dependent.

Our methodology includes factors that allow us to adjust our estimates of losses based on the most recent information available. Historic loss rates used to determine the allowance are adjusted to reflect the impact of current conditions, including actual collection and charge-off experience. Any material increase in non-performing loans will adversely affect our financial condition and results of operations.

Management believes that the amount maintained in the allowance will be adequate to absorb probable losses inherent in the portfolio. Although management believes that it uses the best information available to make such determinations, future adjustments to the allowance for loan losses may be necessary and results of operations could be significantly and adversely affected if circumstances differ substantially from the assumptions used in making the determinations. While we believe we have established our allowance for loan losses in accordance with accounting principles generally accepted in the United States, there can be no assurance that the Bank’s regulators, in reviewing the Bank’s loan portfolio, will not request the Bank to increase significantly its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that substantial increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses will adversely affect our financial condition and results of operations.

TABLE 7: Allowance for Loan Losses

	Year Ended September 30, 2005
	2005	2004	2003	2002	2001
	(Dollars in thousands)
Allowance at beginning of period	$5,579	$3,866	$2,553	$1,844	$1,366
Provision for loan losses	1,635	1,934	1,487	1,011	752
Charge-offs:
Residential real estate	50	73	26	34	20
Commercial and multi-family real estate	—
Real estate construction and development	—	—	—	—
Commercial and industrial	—	—	—	—	—
Consumer and other	207	161	160	286	255

Total charge-offs	257	234	186	320	275
Recoveries	9	13	12	18	1

Net charge-offs	248	221	174	302	274

Sale of second mortgage loans	160	—	—	—	—

Allowance at end of period	$6,806	$5,579	$3,866	$2,553	$1,844

Ratio of allowance to total loans outstanding at the end of the period	0.97%	0.99%	1.13%	0.78%	0.76%
Ratio of net charge-offs to average loans outstanding during the period	0.04%	0.05%	0.05%	0.12%	0.12%
Allowance for loan losses to non-performing loans	113.51%	130.64%	91.31%	101.89%	69.30%

TABLE 8: Allocation of Allowance for Loan Losses

	At September 30,
	2005		2004		2003		2002		2001
	Amount	Percent of Loans In Each Category to Total Loans	Amount	Percent of Loans In Each Category to Total Loans	Amount	Percent of Loans In Each Category to Total Loans	Amount	Percent of Loans In Each Category to Total Loans	Amount	Percent of Loans In Each Category to Total Loans
	(Dollars in thousands)
Residential real estate	$2,584	39.65%	$2,248	49.44%	$1,788	60.74%	$1,348	69.85%	$1,237	79.38%
Commercial and multi-family real estate	1,063	18.35	335	8.53	382	1.66	118	3.44	—	—
Real estate construction and development	517	6.98	448	6.58	185	4.44	—	—	—	—
Commercial and industrial	273	4.08	219	4.24	—	—	—	—	—	—
Consumer and other	2,369	30.94	2,329	31.21	1,511	33.16	1,087	26.71	607	20.62
Unallocated	—	—	—	—	—	—	—	—	—	—

Total allowance for loan losses	$6,806	100.00%	$5,579	100.00%	$3,866	100.00%	$2,553	100.00%	$1,844	100.00%

Investment Activities

The Bank is permitted under applicable law to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and state and municipal governments, deposits at the FHLB-Des Moines, certificates of deposit of federally insured institutions, certain bankers’ acceptances and federal funds. Subject to various restrictions, savings institutions may also invest a portion of their assets in commercial paper, corporate debt securities, equity securities and mutual funds. Savings institutions like the Bank are also required to maintain an investment in FHLB stock and a minimum level of liquid assets.

We maintain a portfolio of primarily U.S. Treasury and agency obligations and investment grade mortgage-backed securities in the form of Ginnie Mae, Freddie Mac and Fannie Mae participation certificates. Ginnie Mae certificates are guaranteed as to principal and interest by the full faith and credit of the United States, while Freddie Mac and Fannie Mae certificates are guaranteed by the respective agencies. Mortgage-backed securities generally entitle us to receive a pro rata portion of the cash flows from an identified pool of mortgages.

The Investment Committee, comprised of our President and Chief Executive Officer and Chief Financial Officer, determines appropriate investments in accordance with the board of directors’ approved investment policies and procedures. Investments are made following certain considerations, which include our liquidity position and anticipated cash needs and sources (which in turn include outstanding commitments, upcoming maturities, estimated deposits and anticipated loan amortization and repayments). Further, the effect that the proposed investment would have on our credit and interest rate risk, and risk-based capital is considered. The interest rate, yield, settlement date and maturity are also reviewed.

All of our debt securities and mortgage-backed securities carry market risk insofar as increases in market interest rates would generally cause a decline in their market value. They also carry prepayment risk insofar as they may be called or repaid before their stated maturity during times of low market interest rates, so that we may have to reinvest the funds at a lower interest rate.

Our investment securities portfolio at September 30, 2005 did not contain securities of any issuer with an aggregate book value in excess of 10% of retained earnings, excluding those issued by the government or its agencies.

TABLE 9: Investment Securities

	Years Ended September 30,
	2005	2004	2003
	(In thousands)
Held to maturity at amortized cost:
Investment securities:
U.S. Treasury & Agency Obligations	$5,977	$—	$—

Mortgage-backed securities:
Mortgage-backed securities	$583	$784	$1,072
CMOs	67	81	114

Total mortgage-backed securities	$650	$865	$1,186

FHLB stock	$8,462	$7,538	$3,880
Available for sale, at fair value:
Investment securities:
U.S. Treasury and agency obligations	$—	$9,224	$2,086

Mortgage-backed securities	$4,182	$5,710	$7,675
Equity securities	$4,252	$3,762	$4,346

TABLE 10: Maturities and Yields

	At September 30, 2005
	Due in Less Than One Year		Due in One to Five Years		Due in Five to Ten Years		Due in Over Ten Years
	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
	(Dollars in thousands)
Held to maturity:
Investment securities:
U.S. Treasury & Agency Obligations	$1,983	3.76%	$3,993	3.46%	$—	—	$—	—

Mortgage-backed securities:
Mortgage-backed securities	$—	—	$45	9.78%	$2	13.08%	$536	8.40%
CMOs	—	—	—	—	—	—	67	4.52%

Total mortgage-backed and related securities	$—	—	$45	9.78%	$2	13.08%	$603	7.97%

Available for sale:
Mortgage-backed securities	$—	—	$213	5.99%	$3,380	3.82%	$589	7.14%

Expected maturities of mortgage-backed securities will differ from contractual maturities due to scheduled repayments and because borrowers may have the right to call or prepay obligations with or without prepayment penalties. At September 30, 2005, Pulaski Financial’s portfolio did not include any callable securities. This table does not take into consideration the effects of scheduled repayments or the effects of possible prepayments.

Sources of Funds

General. Deposits, loan repayments, loan sales and FHLB borrowings are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and money market conditions. Borrowings from FHLB-Des Moines, other borrowing arrangements and proceeds from the issuance of trust preferred securities, may be used to compensate for reductions in the availability of funds from other sources.

Deposit Accounts. Our depositors reside predominately in the State of Missouri. Deposits are attracted from within our market area through the offering of a broad selection of commercial and retail deposit instruments, including checking accounts, negotiable order of withdrawal (“NOW”) accounts, money market deposit accounts, regular savings accounts, certificates of deposit, retirement savings plans and treasury management services. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit, and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider current market interest rates, the pricing of competitors, our profitability, matching deposit and loan products and our customer preferences and concerns. Our Asset Liability Committee regularly reviews our deposit mix and pricing. We supplement our deposits through brokered certificates of deposit and, to a lesser extent, municipal deposits.

TABLE 11: Deposits

	At September 30,
	2005		2004		2003
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Non-interest-bearing checking	$30,039	5.76%	$16,207	3.98%	$9,395	3.00%
Interest-bearing checking	30,962	5.94	35,243	8.66	25,848	8.24
Passbook savings accounts	32,364	6.20	33,702	8.28	32,657	10.41
Money market	87,172	16.71	80,006	19.67	64,337	20.52
Certificates which mature (1):
Within 1 year	189,569	36.35	164,621	40.48	139,595	44.51
After 1 year, but within 3 years	68,483	13.13	70,910	17.43	29,481	9.40
Certificate maturing Thereafter	82,957	15.91	6,109	1.50	12,294	3.92

Total	$521,546	100.00%	$406,798	100.00%	$313,607	100.00%

Less: deposit liabilities held for sale	25,375

Total	$496,171

(1)	At September 30, 2005, 2004 and 2003, jumbo certificates amounted to $ 164.1 million, $103.2 million and $62.5 million, respectively. Of the $164.1 million, $1.8 million relates to deposit liabilities held for sale.

TABLE 12: Jumbo CDs

Amount as of September 30, 2005
(In thousands)
Maturity Period
Three months or less	$29,038
Over 3 through 6 months	12,853
Over 6 through 12 months	22,505
Over 12 months	99,760

Total	$164,156

Jumbo certificates of deposit represent minimum deposits of $100,000 and are not issued at premium interest rates; however, special rates are offered to “President Club” members who have deposits of $50,000 or more.

TABLE 13: Time Deposits by Rates

	Year Ended September 30,
	2005	2004	2003
	(In thousands)
0.00 - 1.99%	$20,999	$141,154	$90,188
2.00 - 2.99%	54,363	60,548	53,479
3.00 - 3.99%	242,013	27,326	19,336
4.00 - 4.99%	22,609	10,911	14,925
5.00 - 5.99%	992	1,577	3,313
6.00 - 6.99%	33	—	—
7.00 - 7.99%	—	124	128

Total	$341,009	$241,640	$181,369

TABLE 14: Time Deposits by Maturities

	Amount Due as of September 30, 2005
	Within One Year	After 1 Year But Within 2 Years	After 2 Years But Within 3 Years	After 3 Years But Within 4 Years	Thereafter	Total
	(In thousands)
0.00 - 1.99%	$18,953	$2,011	$35	$—	$—	$20,999
2.00 - 2.99%	48,245	2,804	2,293	812	209	54,363
3.00 - 3.99%	120,731	30,069	10,950	10,265	69,998	242,013
4.00 - 4.99%	1,381	18,250	1,305	338	1,335	22,609
5.00 - 5.99%	259	733	—	—	—	992
6.00 - 6.99%	—	33	—	—	—	33
7.00 - 7.99%	—	—	—	—	—	—

Total	$189,569	$53,900	$14,583	$11,415	$71,542	$341,009

TABLE 15: Deposit Activity

	Years Ended September 30,
	2005	2004	2003
	(In thousands)
Beginning balance	$406,799	$313,607	$201,270

Net increase before interest credited	109,562	92,001	110,934
Interest credited	5,185	1,191	1,403

Net increase in savings deposits	114,747	93,192	112,337

Ending balance	$521,546	$406,799	$313,607

Less: deposit liabilities held for sale	25,375

Total	$496,171

Borrowings. We use advances from the FHLB-Des Moines to supplement our supply of lendable funds and to meet deposit withdrawal requirements. The FHLB-Des Moines functions as a central reserve bank providing credit for savings associations and certain other member financial institutions. As a member, we are required to own capital stock in the FHLB-Des Moines and we are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the U.S. Government) provided certain creditworthiness standards have been met. Advances are made pursuant to several different credit programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based on the financial condition of the member institution and the adequacy of collateral pledged to secure the credit. The line of credit is subject to available collateral of one- to four-family residential loans, home equity loans and loans held for sale. Periodically, the FHLB performs collateral audits in order to review the quality of the collateral, which could result in reduced borrowing capacity.

We have supported our continued growth through two issuances of subordinated debentures from two separate special purpose trusts that are wholly-owned subsidiaries of Pulaski Financial. At September 30, 2005, we had outstanding subordinated debentures totaling $19.6 million. Payments of the principal and interest on the subordinated debentures of these special purpose trusts are unconditionally guaranteed by Pulaski Financial. Further, the accompanying junior subordinated debentures we issued to the special purpose trusts are senior to our shares of common stock.

TABLE 16: FHLB Advances

	Years Ended September 30,
	2005	2004	2003
	(Dollars in thousands)
Maximum balance at any month end, during the period	$189,600	$160,500	$154,000
Average balance, during the period	163,071	96,023	122,084
Period end balance	171,000	154,600	31,500
Weighted average interest rate:
At end of period	3.93%	2.53%	4.55%
During the period	3.32%	2.45%	2.71%

Non-Banking Operations

We have a title insurance business, which is a division of the Bank, that began operations in the third quarter of fiscal 2004. The division provides traditional title insurance services and products, including owner’s policies of insurance, lender’s policies of insurance and miscellaneous title information products (e.g., letter reports). The policies are issued primarily on residential transactions; however, the division also performs certain commercial transactions. Customers of the title division consist primarily of residential mortgage customers that have been referred to the title division.

We also operate a fixed income sales division that was formed in early fiscal 2005. The division was formed following the hiring of five veteran management and sales personnel who have an average of 20 years experience in fixed income investment trading and sales. The business consists primarily of buying and selling bonds for community bank investment portfolio managers in Missouri, Illinois and surrounding states. The business will not include developing portfolio for trading for us.

The Bank’s subsidiary, Pulaski Service Corporation, sells insurance products and annuities. Federal savings associations generally may invest up to 3% of their assets in service corporations, provided that any amount in excess of 2% is used primarily for community, inner city and community development projects. At September 30, 2005, the Bank’s equity investment in its subsidiary was $562,347 or .072% of the Bank’s assets.

Personnel

As of September 30, 2005, we had the equivalent of 327 full-time employees. The employees are not represented by a collective bargaining unit, and we believe our relationship with our employees is good.

MANAGEMENT

Executive Officers and Key Employees

Set forth below is certain information regarding the executive officers and key employees of Pulaski Financial and the Bank. Unless otherwise stated, each person has held his or her current occupation for the last five years. Ages listed are as of September 30, 2005.

William A. Donius, 47, has been President and Chief Executive Officer of Pulaski Financial and the Bank since December 1, 1997. He also is the chairman of Pulaski Financial and the Bank and a director since 1997. He previously served as senior vice president from February 1997 to December 1997; as vice president from April 1995 to February 1997, and as director of marketing from July 1992 to April 1995.

Ramsey K. Hamadi, 36, joined the Bank in 2000 and has been Chief Financial Officer of Pulaski Financial and the Bank since July 2001. Prior to assuming his current position, Mr. Hamadi served the Bank as controller since June of 2000. Prior to joining the Bank, he was an examiner at the Federal Reserve Bank of St. Louis.

Christopher K. Reichert, 41, joined the Bank in 1999 and has served as Executive Vice President of Pulaski Financial and the Bank since January of 2001. He is also a director since 2004. Prior to his current position, Mr. Reichert was senior vice president of lending. Previously, he was vice president of mortgage production at Mercantile Bank in St. Louis.

Brian Bjorkman, 34, president of commercial lending, joined the Bank in late 2003. Prior to that he was president of commercial lending at Founders Bank in Chesterfield, Missouri and, earlier, was a lending officer with Boatmen’s Bank in the St. Louis area.

Rita Kuster, 40, senior vice president-commercial banking, is the chief credit analyst for commercial lending. Before joining the Bank in November 2001, she was a bank examiner for the Federal Reserve Bank of St. Louis for 3 years. Previously, she was senior vice president and spent 11 years at Midwest Independent Bank in Jefferson City, Missouri.

Matthew Locke, 36, senior vice president, Kansas City Lending, joined Pulaski Bank in 1997 as vice president of lending in St. Louis. In 2002, Locke was promoted and transferred to Kansas City to oversee and operate our Kansas Mortgage Lending division; previously, he was branch manager with Northwest Financial in St. Louis.

Jerry Thompson, 48, senior vice president, lending operations, joined the Bank in 2002. Previously, he was with CitiMortgage in St. Louis.

Lisa Simpson, 45, senior vice president, human resources, joined the Bank in 2001. Prior to that, she served in various capacities of human resources management and administration at Jefferson Heritage Bank in St. Louis since 1983.

Directors

Set forth below is information regarding directors who are not also executive officers of Pulaski Financial or the Bank listed above. Ages listed are as of September 30, 2005.

E. Douglas Britt, 78, is a retired bank chief executive officer and a retired officer in the U.S. Air Force. Director since 1993. Mr. Britt will retire as a director at the end of his current term, which expires at the annual meeting of shareholders to be held in 2006.

William M. Corrigan, Jr., 46, is a partner in the law firm of Armstrong Teasdale L.L.P. located in St. Louis, Missouri. Director since 2003.

Robert A. Ebel, 74, has served as Chairman of the Board of Universal Printing Co., a commercial printer in St. Louis, Missouri, since 1986. Mr. Ebel also was Chief Executive Officer of Universal Printing Co. from 1986 to 1995. Director since 1979.

Leon A. Felman, 70, serves as managing partner of Felman Family Partnership, LP, which invests in the securities of banks, thrifts and real estate investment trusts. Mr. Felman is also a director of Dynex Capital, Inc., which is listed on the New York Stock Exchange. Director since 2004.

Timothy K. Reeves, 46, is the president and owner of Keenan Properties, Inc., a commercial real estate brokerage and development firm. Director since 2002.

Lee S. Wielansky, 54, has served as Chairman and Chief Executive Officer of Midland Development Group, Inc., a commercial real estate developing company, with locations in St. Louis, Missouri and Jacksonville, Florida, since March 2003. Before working with Midland, Mr. Wielansky served as President and Chief Executive Officer of JDN Development Company, Inc., a subsidiary of a real estate investment trust engaged in the development of retail shopping centers, from November 2000 until its acquisition in March 2003. Prior to joining JDN, Mr. Wielansky was a managing director of Regency Centers Corporation, a real estate investment trust and operator and developer of grocery-anchored shopping centers, from March 1998 until November 2000. Mr. Wielansky is also a director of Acadia Realty, a real estate investment trust listed on the New York Stock Exchange. Director since 2005.

Committees of the Board of Directors

The Audit Committee, currently consisting of Messrs. Britt, Ebel (Chairman), Felman and Reeves, is responsible for providing oversight relating to Pulaski Financial’s financial statements and financial reporting process, systems of internal accounting and financial controls, internal audit function, annual independent audit and the compliance and ethics programs established by management and the board of directors. The Audit Committee selects the outside auditors and meets with them to discuss the results of the annual audit and any related matters. Each member of the Audit Committee is independent in accordance with the listing standards of the Nasdaq Stock Market. The board of directors has determined that Mr. Ebel is an “audit committee financial expert.”

The Compensation Committee, currently consisting of Messrs. Britt, Ebel, Reeves (Chairman) and Wielansky, is responsible for human resources policies, salaries and benefits, incentive compensation, executive development and management succession planning. Each member of the Compensation Committee is independent in accordance with the listing standards of the Nasdaq Stock Market.

The Nominating and Corporate Governance Committee, currently consisting of Messrs. Corrigan, Ebel, Felman (Chairman) and Reeves, is responsible for identifying individuals qualified to become board members and recommending a group of nominees for election as directors at each annual meeting of shareholders, ensuring that the board of directors and its committees have the benefit of qualified and experienced independent directors and developing a set of corporate governance polices and procedures. Each member of the Nominating and Corporate Governance Committee is independent in accordance with the listing standards of the Nasdaq Stock Market.

Each of the committees listed above operates under a written charter that governs its composition, responsibilities and operations. Each of the charters for the committees listed above is available in the Corporate Governance portion of the Shareholder Information section of the Company’s website (www.pulaskibankstl.com).

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of December 5, 2005 by (1) each shareholder known by us to be the beneficial owner of more than five percent of the outstanding shares of our common stock, (2) each of our directors, (3) our Chief Executive Officer and each of our executive officers who received salary and bonus of $100,000 or more during the year ended September 30, 2005, and (4) all of our directors and executive officers as a group. The information presented in the table is based upon the most recent filings with the Securities and Exchange Commission (“SEC”) by such persons or upon information otherwise provided by such persons to us. Certain of our directors have advised us that they expect to purchase shares in this offering. See “Underwriting—Purchases by Officers and Directors.”

Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power as well as any shares that such person has the right to acquire within 60 days, through the exercise of options or other rights. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below have sole investment and voting power with respect to the shares described below.

The applicable percentage ownership for each person listed below is based upon 8,448,164 shares of common stock outstanding as of December 5, 2005. Shares of common stock subject to options currently exercisable or exercisable on or before sixty days following December 5, 2005 are deemed outstanding for the purpose of calculating the percentage ownership of the person holding those options, but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person. Unless otherwise noted, the address for each holder of more than five percent of our common stock listed below is: c/o Pulaski Financial Corp., 12300 Olive Boulevard, St. Louis, Missouri 63141.

	Shares Owned Prior to the Offering(1)(2)(3)
Names of Beneficial Owners	Number		%
E. Douglas Britt	137,019		1.62%
William M. Corrigan, Jr.	12,497		*
William A. Donius	505,016	(4)	5.98%
Robert A. Ebel	229,449		2.72%
Leon A. Felman	622,846	(5)	7.37%
Ramsey K. Hamadi	109,266		1.29%
Timothy K. Reeves	28,059	(6)	*
Christopher K. Reichert	184,266		2.18%
Lee S. Wielansky	18,000		*
All directors and executive officers as a group (9 persons)	1,846,418		21.86%

Other Five Percent Shareholders:
Pulaski Bank Employee Stock Ownership Plan	616,344		7.30%

*	Less than 1% of the shares outstanding.
(1)	Includes unvested shares of restricted stock held in trust as part of the Pulaski Financial Corp. 2000 Stock-Based Incentive Plan, with respect to which the beneficial owner has voting but not investment power as follows: Mr. Reichert—7,818 shares.
(2)	Includes shares allocated to the account of the individuals under the Pulaski Bank Employee Stock Ownership Plan, with respect to which the individual has voting but not investment power as follows: Mr. Donius—31,184 shares; Mr. Hamadi—5,184 shares; and Mr. Reichert—13,605 shares.
(3)	Includes shares of common stock that may be acquired within 60 days upon the exercise of outstanding options as follows: Mr. Corrigan—5,195 shares; Mr. Donius—133,349 shares; Mr. Felman—3,000 shares; Mr. Hamadi—59,348 shares; Mr. Reeves—20,949 shares; Mr. Reichert—48,456 shares; and Mr. Wielansky—3,000 shares.
(4)	Includes 7,500 shares held jointly with Mr. Donius’ mother.

(5)	Includes 2,250 shares held by Mr. Felman’s spouse’s individual retirement account and 2,250 shares held by Mr. Felman’s daughter’s individual retirement account.
(6)	Includes 147 shares held in a custodian account for each of Mr. Reeves’ two daughters under which Mr. Reeves’ spouse has voting and investment power and 6,816 shares held in trust.

DESCRIPTION OF CAPITAL STOCK

The following summary describes the material terms of our capital stock and is subject to, and qualified by, our Articles of Incorporation and Bylaws and the Missouri General and Business Corporation Law (“MGBCL”). See “Where You Can Find More Information” as to how to obtain a copy of our Articles of Incorporation and Bylaws.

General

Pulaski Financial is authorized to issue 18,000,000 shares of common stock having a par value of $.01 per share, and 1,000,000 shares of preferred stock having a par value of $.01 per share. At January 18, 2006, 8,455,369 shares of common stock were outstanding. At that date, no preferred shares were outstanding.

Common Stock

Our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, validly issued, fully paid and non assessable. The holders of our common stock have no preemptive or subscription rights to purchase any of our securities. Subject to the prior rights of any preferred stock then outstanding, upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive, pro rata, our assets which are legally available for distribution after payment of all debts and other liabilities and the distribution of the liquidation account established in connection with our conversion from a mutual savings and loan association.

There is no cumulative voting in the election of directors. Generally, each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. However, our Articles of Incorporation provide that in no event shall any person, who directly or indirectly beneficially owns in excess of 10% of the then-outstanding shares of common stock as of the record date for the determination of shareholders entitled or permitted to vote on any matter (the “10% limit”), be entitled or permitted to any vote in respect of the shares held in excess of the 10% limit, unless a majority of the board of directors grants such entitlement or permission in advance.

Subject to our obligations under our junior subordinated debentures and the rights of holders of preferred stock which may be issued, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as our board of directors may from time to time determine. The MGBCL generally limits dividends to an amount equal to the excess our net assets over our stated capital. It is our intention to continue to pay cash dividends on the common stock to the extent permitted by Missouri law, applicable banking regulations and the terms of the junior subordinated debentures and trust preferred securities. We cannot assure you, however, that we will pay dividends or that we will not reduce or eliminate dividends in the future. The declaration and payment of dividends on our common stock is at the discretion of our board of directors and is dependent on our earnings and financial condition, our ability to meet our liquidity and capital requirements, the general economic and regulatory climate, our ability to satisfy any equity or debt obligations senior to our common stock, and other matters deemed relevant by our board of directors.

Preferred Stock

Our Articles of Incorporation authorize our board of directors, without shareholder action, to issue preferred stock in one or more series and to establish the designations, dividend rates and rights, dissolution or liquidation rights, preferences, price and terms and conditions on which shares may be redeemed, terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in our control. As of the date of this prospectus, no shares of preferred stock are outstanding.

Trust Preferred Stock

Pulaski Financial has issued trust preferred securities through two wholly-owned subsidiaries. In March 2004, Pulaski Financial Statutory Trust I, a Connecticut statutory trust, issued $9.0 million of adjustable-rate preferred securities. In December 2004, Pulaski Financial Statutory Trust II, a Delaware statutory trust, issued $10.0 million of adjustable-rate preferred securities. In connection with the issuance of the trust preferred securities, we issued a total of $19.6 million in junior subordinated debentures to the trusts. We may defer the payment of interest on each of the junior subordinated debentures for a period not to exceed 20 consecutive quarters, provided that the deferral period does not extend beyond the stated maturity. During such deferral period, distributions on the corresponding trust preferred securities will also be deferred and we will be unable to pay dividends to the holders of shares of our common stock.

Restrictions on Acquisition

The MGBCL contains a “five year freeze” statute that generally prohibits us from engaging in a business combination with any interested shareholder for a period of five years from the date the person became an interested shareholder unless certain conditions are met. The MGBCL also contains a “control shares acquisition” statute that provides that “acquiring persons” who hold more than a specified percentage of the stock of a public company will not possess voting rights for the stock unless voting rights are approved by both (i) a majority of the voting stock and (ii) a majority of the voting stock excluding the shares held by the acquiring person or any officer or director of the public company.

Our Articles of Incorporation and Bylaws contain provisions relating to corporate governance and to the rights of shareholders. Some of these provisions may be deemed to have a potential “anti-takeover” effect in that such provisions may delay, defer or prevent a change of control of us. These include: (1) a classified board of directors; (2) authorization of the issuance of “blank check” preferred stock by our board of directors without shareholder approval; (3) advance notice requirements for nominations for election to the board or for proposing matters that can be acted on by shareholders at shareholder meetings; (4) limiting the removal of directors by the board of directors and shareholders to removal for cause; (5) supermajority voting requirements for certain business combinations; and (6) limiting the persons who may call special meetings of shareholders.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

UNDERWRITING

We have entered into an underwriting agreement with respect to the common stock to be offered in this offering. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name in the following table.

Name of Underwriter	Number of Shares
Keefe, Bruyette & Woods, Inc.

Howe Barnes Investments, Inc.

Total

The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters’ obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in the financial markets;

•	we deliver customary closing documents to the underwriters; and

•	if an underwriter defaults, purchase commitments of the non-defaulting underwriter may be increased or the underwriting agreement may be terminated.

The underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until this option is exercised.

Over-Allotment Option

We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 150,000 additional shares of common stock at the public offering price, less the underwriting discount and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus.

Purchases by Officers and Directors

At our request, the underwriters have reserved up to 100,000 shares of our common stock for sale, these shares being referred to in this document as affiliate shares, to our directors (including advisory and emeritus directors) pursuant to a directed share program. An underwriting discount of $         will be paid on these shares. Directors Ebel, Corrigan, Felman, Reeves and Wielansky have advised us that they expect to purchase up to 11,500, 5,000, 58,250, 2,250 and 15,000 respectively, of the reserved shares. Certain advisory and emeritus directors have advised us that they expect to purchase 8,000 reserved shares in the aggregate. Any reserved shares that are not purchased by them may be reallocated to other persons for whom such shares are reserved. Shares purchased pursuant to this directed share program will be subject to the lock-up agreements described below. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Commissions and Expenses

The underwriters propose to offer the common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $         per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $         per share on sales to other brokers and dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	Total Without Over-Allotment Exercise	Total With Over-Allotment Exercise
Public offering price
Underwriting discount payable by us (1)(2)
Proceeds before expenses to us (2)

(1)	Reflects a weighted average of the per share underwriting discount paid by us of $ for non-affiliate shares and $ for affiliate shares.
(2)	Assumes the sale of 100,000 affiliate shares.

We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $300,000, and are payable by us.

Lock-Up Agreements

We and each of our directors and executive officers have agreed, for a period of 180 days after the date of the underwriting agreement, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or to enter into any swap or any other agreement or any transaction that transfers the economic consequences of ownership of our common stock, without, in each case, the prior written consent of Keefe, Bruyette & Woods, Inc., subject to certain specified exceptions. These restrictions expressly preclude us and our executive officers and directors from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

The 180-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event related to us occurs.

Indemnity

We have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase common stock so long as stabilizing bids do not exceed a specified maximum, and are engaged in the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase common stock through exercise of the over-allotment option. If the underwriters sell more common stock than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters and any selling group members who are qualified market makers on The Nasdaq National Market may engage in passive market making transactions in our common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters

The underwriters and some of their respective affiliates have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for such services. In this regard, Keefe, Bruyette & Woods, Inc. has served as our financial advisor in connection with our planned acquisition of CWE Bancorp.

The common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

LEGAL MATTERS

The validity of the common stock being offered by us will be passed upon for us by Muldoon Murphy & Aguggia LLP, Washington, D.C. Certain legal matters in connection with the offering will be passed upon for the underwriters by Silver, Freedman & Taff, L.L.P., Washington, D.C.

EXPERTS

The consolidated financial statements of Pulaski Financial Corp. as of September 30, 2005 and 2004, and for each of the years in the three-year period ended September 30, 2005, have been included in this prospectus and incorporated by reference in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing herein and incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of September 30, 2005, expresses KPMG LLP’s opinion that Pulaski Financial did not maintain effective internal control over financial reporting as of September 30, 2005 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that Pulaski Financial had ineffective policies and procedures relating to the accounting for certain derivative financial instruments under FAS 133. Specifically, Pulaski Financial’s policies and procedures did not provide for sufficient testing and verification of the criteria for the “short-cut” method to ensure proper application of the provisions of FAS 133 at inception for certain derivative financial instruments.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, which means we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our

SEC filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330.

We filed a registration statement on Form S-3 to register with the SEC the shares of common stock to be sold in this offering. This prospectus, which forms a part of the registration statement, does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You can obtain the full registration statement from the SEC as indicated above.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC (File No. 000-24571). This permits us to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Absent unusual circumstances, we will have no obligation to amend this prospectus, other than filing subsequent information with the SEC. This historical and future information that is incorporated by reference in this prospectus is considered to be part of this prospectus and can be obtained at the locations described above. The information included elsewhere in this prospectus and the following information incorporated by reference in this prospectus is considered to be part of this prospectus.

•	our Annual Report on Form 10-K for the year ended September 30, 2005, filed with the SEC on December 13, 2005;

•	our Current Reports on Form 8-K filed with the SEC on October 7, 2005, October 18, 2005, October 20, 2005, November 17, 2005 and January 11, 2006 (in each case other than those portions furnished under Item 2.02 or 7.01 of Form 8-K); and

•	any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 until we sell all of the common stock under this prospectus.

Any statement contained in this prospectus or in a document incorporated by reference or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide you with a copy of any information that we incorporate by reference into the registration statement on Form S-3 or this prospectus, at no cost, by calling or writing to us. Please make your request to:

Pulaski Financial Corp.

Attention: Christine A. Munro

12300 Olive Boulevard

St. Louis, Missouri 63141

(314) 878-2210

MANAGEMENT’S REPORT ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of its financial reporting and of the preparation of its consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2005, using the criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that, as of September 30, 2005, the Company’s internal control over financial reporting was not effective due to the existence of the material weakness described below:

•	We had ineffective policies and procedures relating to the accounting for certain derivative financial instruments under Financial Accounting Standards (“FAS”) No. 133, “Accounting For Derivative Instruments and Hedging Activities.” Specifically, our policies and procedures did not provide for sufficient testing and verification of the criteria for the “short-cut” method to ensure proper application of the provisions of FAS No. 133 at inception for certain derivative financial instruments. This material weakness has resulted in the restatement of our financial statements for the first three quarters of 2005.

Our independent registered public accountants, KPMG LLP, have audited and issued a report on managements’ assessment of our internal control over financial reporting, which appears in this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Pulaski Financial Corp.:

We have audited the accompanying consolidated balance sheets of Pulaski Financial Corp. and subsidiaries (the Company) as of September 30, 2005 and 2004, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pulaski Financial Corp. and subsidiaries as of September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pulaski Financial Corp.’s internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 9, 2005 expressed an unqualified opinion on management’s assessment of, and an adverse opinion on the effective operation of internal control over financial reporting.

/s/ KPMG LLP

St. Louis, Missouri

December 9, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Pulaski Financial Corp.:

We have audited management's assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Pulaski Financial Corp. (the Company) did not maintain effective internal control over financial reporting as of September 30, 2005, because the Company had ineffective policies and procedures relating to the accounting for certain derivative financial instruments under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management’s assessment: The Company had ineffective policies and procedures relating to the accounting for certain derivative financial instruments under SFAS 133. Specifically, the Company’s policies and procedures did not provide for sufficient testing and verification of the criteria for the “short-cut” method to ensure proper application of the provisions of SFAS 133 at inception for certain derivative financial instruments. This resulted in the restatement of the Company’s consolidated financial statements for the first three quarters of 2005.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of September 30, 2005 and 2004, and the

related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2005. The aforementioned material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2005 consolidated financial statements, and this report does not affect our report dated December 9, 2005, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, management’s assessment that the Company did not maintain effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by COSO.

/s/ KPMG LLP

St. Louis, Missouri

December 9, 2005

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2005 and 2004

	2005	2004
ASSETS
Cash and amounts due from depository institutions	$16,558,213	$16,182,443
Federal funds sold and overnight deposits	9,130,273	4,113,668

Total cash and cash equivalents	25,688,486	20,296,111
Debt securities available for sale, at fair value	—	9,224,376
Equity securities available for sale, at fair value	4,251,844	3,761,732
Debt securities held to maturity, at amortized cost (fair value of $5,922,136 at September 30, 2005)	5,976,550	—
Mortgage-backed securities held to maturity, at amortized cost (fair value of $699,453 and $943,658 at September 30, 2005 and 2004, respectively)	650,321	864,423
Mortgage-backed securities available for sale, at fair value	4,182,371	5,709,985
Capital stock of Federal Home Loan Bank - at cost	8,462,400	7,537,600
Loans receivable held for sale, at lower of cost or market	64,334,775	49,151,789
Loans receivable (net of allowance for loan losses of $6,805,958 and $5,579,132 at September 30, 2005 and 2004, respectively)	633,195,325	510,584,236
Real estate acquired in settlement of loans (net of allowance for losses of $64,833 and $47,816 at September 30, 2005 and 2004, respectively)	754,196	1,067,881
Premises and equipment, net	13,659,637	10,701,279
Assets held for sale	1,017,347	—
Accrued interest receivable	4,272,078	2,538,953
Bank owned life insurance	15,646,949	11,553,961
Other assets	7,768,959	4,894,025

TOTAL ASSETS	$789,861,238	$637,886,351

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits	$496,171,066	$406,798,593
Deposit liabilities held for sale	25,375,086	—
Advances from Federal Home Loan Bank	171,000,000	154,600,000
Note payable	3,575,000	3,830,000
Subordinated debentures	19,589,000	9,279,000
Advance payments by borrowers for taxes and insurance	2,739,693	2,624,699
Accrued interest payable	1,028,021	504,722
Due to other banks	13,635,612	14,463,691
Other liabilities	8,501,296	4,812,075

Total liabilities	741,614,774	596,912,780

STOCKHOLDERS’ EQUITY :
Preferred stock - $.01 par value per share, 1,000,000 shares authorized; none issued	—	—
Common stock - $.01 par value per share, 18,000,000 shares authorized; 11,918,619 shares issued at September 30, 2005 and 2004, respectively	119,187	119,187
Treasury stock - at cost (3,479,455 and 3,691,178 shares at September 30, 2005 and 2004, respectively)	(17,229,150)	(17,869,317)
Treasury stock - Equity Trust (429,321 and 348,900 shares at September 30, 2005 and 2004, respectively)	(3,896,503)	(2,842,407)
Additional paid-in capital	31,287,248	28,934,972
Unearned restricted shares	(81,350)	(131,075)
Unearned ESOP shares (55,133 unreleased shares at September 30, 2004)	—	(183,773)
Accumulated other comprehensive (loss) income	(23,129)	18,807
Retained earnings	38,070,161	32,927,177

Total stockholders’ equity	48,246,464	40,973,571

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$789,861,238	$637,886,351

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

	2005	2004	2003
INTEREST AND DIVIDEND INCOME:
Loans receivable	$36,929,615	$23,088,826	$20,621,499
Securities	201,789	168,929	176,620
FHLB stock	221,709	106,791	210,957
Mortgage-backed securities	273,584	390,345	387,344
Other	165,308	55,941	29,453

Total interest income	37,792,005	23,810,832	21,425,873

INTEREST EXPENSE:
Deposits	10,181,720	5,197,389	4,424,819
Advances from Federal Home Loan Bank	5,413,691	2,349,413	3,303,472
Note payable	175,749	75,903	10,333
Subordinated debentures	919,331	183,300	—

Total interest expense	16,690,491	7,806,005	7,738,624

NET INTEREST INCOME	21,101,514	16,004,827	13,687,249
PROVISION FOR LOAN LOSSES	1,634,651	1,934,098	1,487,431

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	19,466,863	14,070,729	12,199,818

NON-INTEREST INCOME:
Retail banking fees	2,467,011	2,388,725	1,879,636
Mortgage revenues	5,446,512	4,584,207	8,523,681
Gain on sale of second mortgage loans	223,892	4,798	—
Title policy revenues	794,786	134,246	—
Investment broker revenues	667,633		—
Insurance commissions	207,282	334,330	200,280
Gain on sales of securities available for sale	—	736,083	73,819
Other	1,137,451	798,578	727,756

Total non-interest income	10,944,567	8,980,967	11,405,172

NON-INTEREST EXPENSE:
Salaries and employee benefits	9,238,993	6,474,868	6,881,414
Occupancy, equipment and data processing expense	4,179,910	3,635,067	2,917,109
Advertising	845,185	719,626	582,301
Professional services	1,009,765	729,830	738,844
Loss on derivative instruments	320,312	—	—
Early debt extinguishment expense	—	—	612,504
Other	2,920,268	2,155,066	2,244,966

Total non-interest expense	18,514,433	13,714,457	13,977,138

INCOME BEFORE INCOME TAXES	11,896,997	9,337,239	9,627,852
INCOME TAXES	4,418,099	3,485,584	3,859,751

NET INCOME	$7,478,898	$5,851,655	$5,768,101

OTHER COMPREHENSIVE INCOME - Unrealized (loss) gain on securities available-for-sale (net of income taxes in 2005, 2004 and 2003 of $25,703, $302,823 and $38,758, respectively)	(41,936)	(494,080)	63,236

COMPREHENSIVE INCOME	$7,436,962	$5,357,575	$5,831,337

Per share amounts:
Basic earnings per share	$0.94	$0.75	$0.74
Basic weighted average common shares outstanding	7,925,674	7,758,069	7,843,129
Diluted earnings per share	$0.85	$0.67	$0.67
Diluted weighted average common shares outstanding	8,828,224	8,695,004	8,577,918

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

	Common Stock	Treasury Stock	Additional Paid-In Capital	Unearned Restricted Plan Shares	Unearned ESOP Shares	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total
BALANCE, SEPTEMBER 30, 2002	119,187	(15,974,493)	25,000,890	(416,493)	(664,893)	449,651	24,040,291	32,554,140
Comprehensive income:
Net income							5,768,101	5,768,101
Unrealized gain on investment securities, net of tax						107,520		107,520
Less: reclassification adjustment for realized gain on sale of investment securities included in net income, net of tax						(44,284)		(44,284)

Total comprehensive income								5,831,337

Dividends ($.14 per share)							(1,113,577)	(1,113,577)
Stock options exercised		764,582	(133,322)					631,260
Stock repurchase (328,317 shares)		(2,745,366)						(2,745,366)
Equity trust shares purchased		(1,422,260)	1,422,260					—
Release of ESOP shares			511,365		364,740			876,105
Net restricted shares issued		35,232	44,723	(79,955)				—
Tax benefit for non-qualified stock options and restricted shares awards			173,269					173,269

Amortization of restricted shares				175,693				175,693

BALANCE, SEPTEMBER 30, 2003	$119,187	$(19,342,305)	$27,019,185	$(320,755)	$(300,153)	$512,887	$28,694,815	$36,382,861

Comprehensive income:
Net income							5,851,655	5,851,655
Unrealized loss on investment securities, net of tax						(30,347)		(30,347)
Less: reclassification adjustment for realized gain on sale of investment securities included in net income, net of tax						(463,733)		(463,733)

Total comprehensive income								5,357,575

Dividends ($.20 per share)							(1,619,293)	(1,619,293)
Stock options exercised		802,568	5,315					807,883
Stock repurchase (137,982 shares)		(1,566,798)						(1,566,798)
Equity trust shares purchased		(607,951)	607,951					—
Release of ESOP shares			304,993		116,380			421,373
Net restricted shares issued		2,762	6,738	(9,500)				—
Tax benefit for non-qualified stock options and restricted shares awards			990,790					990,790
Amortization of restricted shares
Plan shares				199,180				199,180

BALANCE, SEPTEMBER 30, 2004	$119,187	$(20,711,724)	$28,934,972	$(131,075)	$(183,773)	$18,807	$32,927,177	$40,973,571

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

	Common Stock	Treasury Stock	Additional Paid-In Capital	Unearned Restricted Plan Shares	Unearned ESOP Shares	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total
Comprehensive income:
Net income							7,478,898	7,478,898
Unrealized loss on investment securities, net of tax						(41,936)		(41,936)
Less: reclassification adjustment for realized gain on sale of investment securities included in net income, net of tax								—

Total comprehensive income								7,436,962

Dividends ($.28 per share)							(2,335,914)	(2,335,914)
Stock options exercised		819,420	154,613					974,033
Non-cash compensation expense for stock option grants			3,923					3,923
Stock repurchase (13,717 shares)		(190,194)						(190,194)
Equity trust shares purchased		(1,054,095)	1,054,095					—
Release of ESOP shares			577,969		183,773			761,742
Net restricted shares issued		10,940	28,969	(39,909)				—
Tax benefit for non-qualified stock options and restricted shares awards			532,707					532,707
Amortization of restricted shares				89,634				89,634

BALANCE, SEPTEMBER 30, 2005	$119,187	$(21,125,653)	$31,287,248	$(81,350)	$—	$(23,129)	$38,070,161	$48,246,464

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,478,898	$5,851,655	$5,768,101
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and accretion:
Premises and equipment	1,254,327	1,143,064	975,092
Net deferred loan costs	2,460,670	1,380,390	719,793
Debt issuance costs	135,621	—	—
Restricted stock awards	89,634	199,180	175,693
Tax benefit on non-qualified stock options and restricted share awards	532,707	990,790	173,269
Non-cash compensation expense for stock option grants	3,923	—	—
ESOP shares committed to be released	761,742	421,373	876,105
Deferred taxes	(1,216,599)	(614,302)	(1,216,983)
Provision for loan losses	1,634,651	1,934,098	1,487,431
Provision for losses on real estate acquired in settlement of loans	126,422	69,264	48,768
Losses (gains) on sale of real estate acquired in settlement of loans	37,505	48,881	(30,208)
Originations of loans receivable for sale to correspondent lenders	(1,059,106,580)	(859,606,253)	(1,531,213,293)
Proceeds from sales of loans to correspondent lenders	1,048,600,196	875,404,981	1,575,375,163
Gain on sale of loans held for sale	(4,676,602)	(3,826,079)	(8,112,163)
Gain on sales of second mortgage loans	(223,892)	(4,798)	—
Gain on sale of securities-AFS	—	(736,083)	(73,819)
Loss on derivative instruments	320,312	—	—
Increase in cash value of bank-owned life insurance policies	(592,988)	(447,372)	(302,109)
Changes in other assets and liabilities	80,998	(1,837,504)	3,266,050

Net adjustments	(9,777,953)	14,519,630	42,148,789

Net cash (used in) provided by operating activities	(2,299,055)	20,371,285	47,916,890

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash received from branch acquisition, net of cash and cash equivalents received	$—	$—	$29,400,105
Proceeds from sales of debt securities-AFS	—	2,163,232	552,209
Proceeds from maturities of debt securities-AFS	9,250,000	750,000	750,000
Proceeds from maturities of debt securities-HTM	2,015,000	—	—
Proceeds from redemption of FHLB stock	6,714,600	7,268,800	5,061,000
Purchases of bank-owned life insurance policies	(3,500,000)	(3,500,000)	(2,000,000)
Purchases of debt securities-AFS	(488,479)	(9,411,460)	(2,473,301)
Purchases of debt securities-HTM	(7,972,308)	—	—
Purchases of FHLB stock	(7,639,400)	(10,926,900)	(3,100,500)
Purchases of mortgage-backed securities	—	—	(5,000,000)
Principal payments received on mortgage-backed securities	1,645,701	2,190,205	3,536,926
Proceeds from sale of retained loans	10,916,496	2,482,248	—
Net increase in loans	(138,886,480)	(240,969,803)	(52,098,249)
Proceeds from sales of real estate acquired in settlement of loans receivable	1,619,100	317,500	451,000
Proceeds from disposal of equipment	94,472	—	—
Purchases of premises and equipment	(4,880,861)	(1,500,003)	(4,896,549)
Cash paid for 50% interest in joint venture	(133,810)	—	—

Net cash used in investing activities	(131,245,969)	(251,136,181)	(29,817,359)

See accompanying notes to the consolidated financial statements

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

	2005	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits	$114,747,559	$93,191,966	$81,790,923
Proceeds from Federal Home Loan Bank advances, net	16,400,000	123,100,000	(85,300,000)
Proceeds from note payable	—	4,000,000	—
Payment on note payable	(255,000)	(170,000)	—
Proceeds from issuance of subordinated debentures	10,310,000	9,279,000	—
Net (decrease) increase in due to other banks	(828,079)	3,486,074	(1,571,264)
Net increase (decrease) in advance payments by borrowers for taxes and insurance	114,994	166,529	(622,302)
Treasury stock issued under stock option plan	974,033	807,883	631,260
Dividends paid on common stock	(2,335,914)	(1,619,293)	(1,073,863)
Stock repurchase	(190,194)	(1,566,798)	(2,745,366)

Net cash provided by (used in) financing activities	138,937,399	230,675,361	(8,890,612)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,392,375	(89,535)	9,208,918
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	20,296,111	20,385,646	11,176,728

CASH AND CASH EQUIVALENTS AT END OF YEAR	$25,688,486	$20,296,111	$20,385,646

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest on deposits	$9,658,421	$4,962,744	$4,345,245
Interest on advances from Federal Home Loan Bank	5,413,691	2,349,413	3,303,472
Interest on subordinated debentures	919,331	183,300	—
Interest on note payable	175,749	75,903	10,333
Early debt extinguishment expense	—	—	612,504

Cash paid during year for:
Interest	16,167,192	7,571,360	8,271,554
Income taxes, net	4,692,461	4,185,879	3,319,600
NON-CASH INVESTING ACTIVITIES:
Real estate acquired in settlement of loans receivable	1,469,342	1,468,305	504,781

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pulaski Financial Corp. (the “Company”) is the holding company for Pulaski Bank (the “Bank”). The Company has no significant assets, other than the outstanding shares of the Bank, and cash and equity investments in other financial institutions. The Company also maintains two special purpose subsidiaries that issued trust preferred securities. Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information in the consolidated financial statements relates primarily to the Bank.

The Company, through the Bank, operates in a single business segment, that of a community-oriented financial institution providing traditional financial services through the operation of eight full-service bank locations in the St. Louis and Kansas City metropolitan areas. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate a variety of consumer and commercial loans within the Bank’s lending market area. The Bank is an approved lender/servicer for the Federal Housing Administration (“FHA”) and the Veterans Administration (“VA”), as well as for the Missouri Housing Development Commission (a government agency established to provide home buying opportunities for low income first time home buyers).

The accounting and reporting policies and practices of the Company and subsidiaries conform to U.S. generally accepted accounting principles and to prevailing practices within the banking industry. A summary of the Company’s significant accounting policies follows:

Principles of Consolidation—The consolidated financial statements include the accounts of Pulaski Financial Corp. and its wholly owned subsidiary, Pulaski Bank, and its wholly owned subsidiary and Pulaski Service Corporation. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates—The preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The allowance for loan losses and fair values of financial instruments are significant estimates reported within the consolidated financial statements.

Cash and Cash Equivalents—For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions, cash in transit, cash in the process of collection, federal funds sold, and overnight deposits at the Federal Home Loan Bank. Generally, federal funds are sold for a one-day period.

Securities and Mortgage-Backed Securities Available-for-Sale—Securities and mortgage-backed securities available-for-sale are recorded at their current fair value, adjusted for amortization of premiums and discounts, which are recognized as adjustments to interest income over the life of the securities using the level-yield method. Unrealized gains or losses on securities and mortgage-backed securities available-for-sale are included in a separate component of stockholders’ equity, net of deferred income taxes. Gains or losses on the disposition of securities and mortgage-backed securities available-for-sale are recognized using the specific identification method. Estimated fair values of securities and mortgage-backed securities available-for-sale are based on quoted market prices when available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

To the extent management determines a decline in value in a security or mortgage-backed security available-for-sale to be other than temporary, the Bank will adjust the carrying value and include such expense in the consolidated statements of income and comprehensive income.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

Securities and Mortgage-Backed Securities Held-to-Maturity—Securities and mortgage-backed securities held-to-maturity are stated at cost, adjusted for amortization of premiums and discounts, which are recognized as adjustments to interest income over the life of the securities using the level-yield method.

To the extent management determines a decline in value in a security or mortgage-backed security held-to-maturity to be other than temporary, the Company will adjust the carrying value and include such expense in the consolidated statements of income and comprehensive income.

Capital Stock of the Federal Home Loan Bank—Capital stock of the FHLB is carried at cost. Dividends received on such stock are reflected as interest and dividend income in the consolidated statements of income and comprehensive income.

Loans Receivable Held-for-Sale—Loans receivable held-for-sale consist of loans that management does not intend to hold until maturity and are reflected at the lower of cost or market. Such loans are generally covered by investor commitments and sold servicing released on a best efforts basis. Accordingly, market values for such loans are based on commitment prices. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the principal balance of the loans sold, adjusted for net deferred loan fees. Loan origination and commitment fees, net of certain direct loan origination costs, are deferred until the sale of the loan.

Loans Receivable—Loans receivable are stated at the principal amounts outstanding adjusted for premiums, discounts, deferred loan costs, loans in process and the allowance for loan losses. Premiums and discounts are amortized and accreted using the level-yield method. Interest on loans is accrued based upon the principal amounts outstanding. The Bank’s policy is to discontinue the accrual of interest income on any loan when, in the opinion of management, there is reasonable doubt as to the timely collectibility of interest or principal. When a loan is placed on non-accrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears, or recorded as income depending on management’s assessment of the ultimate collectibility of the loan. Non-accrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collectibility of interest or principal.

Loan origination and commitment fees, net of certain direct loan origination costs, are deferred and amortized to interest income using the level-yield method.

Allowance for Loan Losses—The Bank maintains an allowance for loan losses to absorb probable losses in the Bank’s loan portfolio. Loan losses are charged and recoveries are credited to the allowance. Provisions for loan losses are charged to the allowance in an amount necessary to maintain an appropriate allowance given risks identified in the portfolio. The allowance is based upon quarterly management estimates of expected losses inherent in the loan portfolio. Management estimates are determined through a method of quantifying certain risks in the portfolio that are affected primarily by changes in the nature and volume of the portfolio combined with an analysis of past-due and classified loans, but can also be affected by the following factors: changes in lending policies and procedures, including underwriting standards and collection, charge-off and recovery practices, changes in national and local economic conditions and developments, assessment of collateral values by obtaining independent appraisals, and changes in the experience, ability, and depth of lending management staff.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

The following assessments are performed quarterly in accordance with the Bank’s allowance for loan losses methodology:

Homogeneous residential mortgage loans are given one of five standard risk ratings at the time of origination. The risk ratings are assigned through the use of a credit scoring model, which assesses credit risk determinants from the borrower’s credit history, the loan-to-value, the affordability ratios or other personal history. Five-year historical loss rates and industry data for each credit rating is used to determine the appropriate allocation percentage for each loan grade. Commercial real estate, consumer and home equity loans are assigned standard risk weightings that determine the allocation percentage.

When commercial real estate loans are over 30 days delinquent or residential, consumer and home equity loans are over 90 days past due, they are evaluated individually for impairment. Additionally, loans that demonstrate credit weaknesses that may impact the borrower’s ability to repay or the value of the collateral are also reviewed individually for impairment. The Company considers a loan to be impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is impaired, the Company records a loss valuation equal to the excess of the loan’s carrying value over the present value of estimated future cash flows or the fair value of collateral if the loan is collateral dependent.

The allowance for loan losses includes an unallocated allowance to provide for conditions that cannot be directly measured in the Company’s methodology. This unallocated allowance provides for the Company’s exposure to inherent but undetected losses in the portfolio.

The Company’s methodology includes factors that allow the Company to adjust its estimates of losses based on the most recent information available. Historical loss rates used to determine allowance provisions are adjusted to reflect the impact of current conditions, including actual collection and charge-off experience. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Bank to modify its allowance for loan losses based on their judgment about information available to them at the time of their examination.

Derivative Instruments—The Company originates and purchases derivative instruments in the form of interest rate swaps, interest rate lock commitments and forward contracts to sell mortgage-backed securities. These instruments have certain interest rate risk characteristics that change in value based upon changes in the capital markets.

Interest Rate Swaps: Interest rate swap agreements are accounted for at fair value. Changes in the fair value of the swap agreements are recognized in loss on derivative instruments. All changes in fair value are measured on a quarterly basis. The swap agreements are accounted for on an accrual basis with the net interest differential being recognized as loss on derivative instruments.

Interest Rate Lock Commitments: Commitments to originate loans (interest rate lock commitments), which primarily consist of commitments to originate fixed-rate residential mortgage loans, are recorded at fair value. Changes in the fair value of interest rate lock commitments are recognized in non-interest income on a quarterly basis.

Forward Contracts to Sell Mortgage-Backed Securities: Forward commitments to sell mortgage-backed securities are recorded at fair value. Changes in the fair value of forward contracts to sell mortgage-backed securities are recognized in non-interest income on a quarterly basis.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

Stock Split—All common share amounts, earnings per share and dividends per share amounts for the 2004 and 2003 fiscal years have been restated to reflect the three-for-two split of the Company’s common stock on July 18, 2005 and the two-for-one split of the Company’s common stock on July 22, 2003.

Premises and Equipment—Premises and equipment are stated at cost, less accumulated depreciation. Depreciation charged to operations is primarily computed utilizing the straight-line method over the estimated useful lives of the related assets. Estimated lives range from 3 to 40 years for buildings and improvements and 5 to l0 years for furniture and equipment. Maintenance repairs are charged to expense. Major renewals and improvements are capitalized. Gains and losses on dispositions are credited or charged to earnings as incurred.

Intangible Assets—The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate the carrying value of underlying assets may not be recoverable. The Company measures recoverability based upon the future cash flows expected to result from the use of the underlying asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying value of the underlying asset, the Company recognizes an impairment loss. The impairment loss recognized represents the amount by which the carrying value of the underlying asset exceeds the fair value of the underlying asset. As such adjustments become necessary; they are reflected in the results of operations in the periods in which they become known.

Employee Stock Ownership Plan—The Bank has an Employee Stock Ownership Plan (ESOP). Shares are allocated on an annual basis to ESOP participants in an amount that is the equivalent to the ratio of each participant’s salary to that of the total payroll for each year ended December 31. The unallocated shares are released to participants on a quarterly basis at a rate of 11,638 shares as the Bank repays the outstanding loan to the Company. The Bank occasionally prepays a portion of the loan which results in a release of additional shares above and beyond the 11,638 shares released quarterly. As shares are released, compensation expense is recognized equal to the fair value of the shares. The shares held by the ESOP are recorded on the balance sheet as unearned ESOP shares, which is a contra equity account. The Company credits unearned ESOP shares as the shares are committed to be released based on the cost of the shares to the ESOP. The difference between the fair value of the shares committed to be released and the cost of those shares to the ESOP is charged or credited to additional paid-in capital. For earnings per share computations, ESOP shares that have been committed to be released are considered outstanding, while ESOP shares that have not been committed to be released are not considered outstanding.

Stock Options—The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25—Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44—Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123—Accounting for Stock-Based Compensation—established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 148—Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of FASB Statement No. 123.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

The following table shows pro forma compensation expense, net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123.

	Year Ended September 30,
	2005	2004	2003
Net income:
As reported	$7,478,898	$5,851,655	$5,768,101
Add: total employee stock-based compensation expense-included in reported net income-net of tax effect	535,516	384,743	652,120
Deduct: Total stock-based employee compensation expense, determined under fair value method for all awards- net of tax effect	(695,244)	(526,112)	(807,874)

Pro forma net income	$7,319,170	$5,710,286	$5,612,347

Basic earnings per share:
As reported	$0.94	$0.75	$0.74
Pro forma	0.92	0.74	0.71
Diluted earnings per share:
As reported	0.85	0.67	0.67
Pro forma	0.83	0.66	0.65

For purposes of computing the pro forma effects of stock option grants under the fair value accounting method, the fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option-pricing model. The following assumptions for fiscal 2005, 2004 and 2003 were used for the grants:

	2005	2004	2003
Risk free interest rate	3.65%	3.35%	3.00%
Expected volatility	25.61%	24.35%	24.35%
Expected life	5 years	5 years	5 years
Dividend yield	1.91%	1.72%	1.77%

Income Taxes—Deferred income taxes are determined using an asset or liability approach that requires the recognition of deferred tax assets or liabilities based upon temporary differences in the tax basis of an asset or liability and its related financial statement balance. The deferred tax asset or liability is calculated using the enacted tax rates expected to apply in the period in which the deferred asset or liability is expected to be settled or realized.

Revenue Recognition—Interest income, checking account transaction fees, insurance commissions, automated teller and debit card transaction fees, and other ancillary income related to the Bank’s deposits and lending activities are accrued as earned.

Reclassifications—Certain amounts included in the 2004 and 2003 consolidated financial statements have been reclassified to conform to the 2005 presentation.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

2. SECURITIES

Securities held to maturity at September 30, 2005 and available for sale at September 30, 2005 and 2004 are summarized as follows:

	2005
Held-to-Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and Agency debt obligations	$5,976,550	$—	$(54,414)	$5,922,136

Weighted average rate at end of period	3.56%

	2005
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Equity securities	$4,245,026	$114,338	$(107,520)	$4,251,844

Total	$4,245,026	$114,338	$(107,520)	$4,251,844

	2004
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and Agency debt obligations	$9,248,182	$10,183	$(33,989)	$9,224,376
Equity securities	3,756,547	56,074	(50,889)	3,761,732

Total	$13,004,729	$66,257	$(84,878)	$12,986,108

Weighted average rate at end of period	2.36%

Provided below is a summary of securities available-for-sale and held-to-maturity that were in an unrealized loss position at September 30, 2005. Approximately 53.1% of the total unrealized loss was comprised of securities in a continuous loss position for less than twelve months, which consisted of U. S. government and agency securities with estimated maturities or repricings of less than five years and four equity securities. Approximately 46.9% of the total unrealized loss was comprised of securities in a continuous loss position for 12 months or more, which consisted of one equity security. The Company has the ability and intent to hold the U.S. government and agency securities until such time as the value recovers or the securities mature. Further, the Company believes the deterioration in value of the U.S. government and agency securities is attributable to changes in market interest rates and not the credit quality of the issuer. The equity securities primarily represent an investment in a qualified investment fund. The unrealized loss is not deemed to be an other than temporary loss and there is no intention to dispose of the investment. The Company has the ability to hold this investment until the value recovers.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

	Securities Available-for-Sale and Held-to-Maturity
	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
U.S. government and agency securities	$5,922,136	$54,414	$—	$—	$5,922,136	$54,414
Equity securities	466,135	31,614	2,143,358	75,905	2,609,493	107,520

Total	$6,388,271	$86,028	$2,143,358	$75,905	$8,531,629	$161,934

Proceeds from sales of available-for-sale securities were $0, $2.2 million and $552,209, for the years ended September 30, 2005, 2004 and 2003, respectively. Gross gains of $0, $736,083 and $75,540 were realized on these sales during the years ended September 30, 2005, 2004 and 2003, respectively. Gross losses of $0, $0, and $1,721 were realized on these sales during the years ended September 30, 2005, 2004 and 2003, respectively.

The amortized cost and estimated fair values of held-to-maturity debt securities at September 30, 2005 by contractual maturity are shown below.

Term to Maturity	Amortized Cost	Estimated Fair Value
One year or less	$1,983,436	$1,981,091
One year through five years	3,993,114	3,941,045

Total	$5,976,550	$5,922,136

Expected maturities may differ from contractual maturities depending on the repayment characteristics and experience of the underlying financial instruments, on which borrowers have the right to call or prepay certain obligations sometimes without penalties.

Securities with a carrying value of approximately $5.9 million and $755,000, at September 30, 2005 and 2004, respectively, were pledged in conjunction with deposits of public, trust funds, and for other purposes as required by law.

3. MORTGAGE-BACKED SECURITIES

Mortgage-backed securities held to maturity and available-for-sale at September 30, 2005 and 2004 are summarized as follows:

	2005
Held-to-Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities	$583,002	$49,097	$—	$632,099
Collateralized mortgage obligations	67,319	35	—	67,354

Total	$650,321	$49,132	$—	$699,453

Weighted average rate at end of period	8.12%

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

	2004
Held-to-Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities	$783,731	$79,578	$—	$863,309
Collateralized mortgage obligations	80,692	—	(343)	80,349

Total	$864,423	$79,578	$(343)	$943,658

Weighted average rate at end of period	8.07%

	2005
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities	$4,226,495	$37,508	$(81,632)	$4,182,371

Weighted average rate at end of period	4.40%

	2004
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities	$5,661,029	$82,980	$(34,024)	$5,709,985

Weighted average rate at end of period	4.54%

There were no sales of available-for-sale mortgage-backed securities during the years ended September 30, 2005, 2004 or 2003, respectively.

Provided below is a summary of mortgage-backed securities available for-sale which were in an unrealized loss position at September 30, 2005. All of the total unrealized loss was comprised of a security in a continuous loss position for 12 months or more with an estimated maturity of approximately five years. The contractual cash flow of this security is guaranteed by Fannie Mae. The Company has the ability and intent to hold security until such time as the value recovers or the security matures. Further, the Company believes the deterioration in value is attributable to changes in market interest rates and not credit quality of the issuer.

	Mortgage-backed Securities Available-for-Sale
	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Mortgage-backed securities	$—	$—	$3,379,926	$81,632	$3,379,926	$81,632

Total	$—	$—	$3,379,926	$81,632	$3,379,926	$81,632

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

The amortized cost and estimated market value of held to maturity and available-for-sale mortgage-backed securities at September 30, 2005, by contractual maturity, are shown below.

	Held to Maturity		Available-for-Sale
Term to Maturity	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
One year or less	$427	$432	$—	$—
One year through five years	44,630	47,166	206,335	213,212
Five years through ten years	1,867	2,066	3,461,535	3,379,903
Ten years or more	603,397	649,789	558,625	589,256

Total	$650,321	$699,453	$4,226,495	$4,182,371

Actual maturities of mortgage-backed securities may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments, on which borrowers have the right to call or prepay certain obligations sometimes without penalties.

Mortgage-backed securities with a carrying value of approximately $1.1 million and $5.9 million at September 30, 2005 and 2004, respectively, were pledged in conjunction with deposits of public trust funds, and for other purposes as required by law.

4. LOANS RECEIVABLE

Loans receivable at September 30, 2005 and 2004 are summarized as follows:

	2005	2004
Real estate mortgage:
One to four family residential	$255,729,099	$242,658,698
Multi-family residential	13,994,329	8,923,309
Commercial real estate	104,700,624	54,668,997

Real estate construction and development:
Residential	33,651,527	24,755,824
Multi-family	1,789,997	1,493,597
Commercial	9,580,258	8,191,473

Commercial and industrial	26,305,952	16,786,832

Equity lines	195,646,918	158,462,196
Consumer and installment	3,514,166	3,685,550

	644,912,870	519,626,476
Add (less):
Deferred loan costs	3,931,366	3,152,456
Loans-in-process	(8,842,953)	(6,615,565)
Allowance for loan losses	(6,805,958)	(5,579,131)

Total	$633,195,325	$510,584,236

Weighted average rate at end of period	6.59%	5.67%

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

The Bank has made loans to officers and directors. Such loans were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers and did not, in the opinion of management, involve more than normal credit risk.

Changes in loans to officers and directors for the years ended September 30, 2005 and 2004 are summarized as follows:

Balance, September 30, 2003	$345,214
Additions	324,065
Repayments and reclassifications	(257,099)

Balance, September 30, 2004	412,180
Additions	785,895
Repayments and reclassifications	(962,087)

Balance, September 30, 2005	$235,988

Home equity lines of credit to officers and directors totaled $769,800 of which $235,988 had been used as of September 30, 2005.

At September 30, 2005, 2004 and 2003, the Bank was servicing loans for others amounting to approximately $6.9 million, $11.9 million and $12.8 million, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers.

5. ALLOWANCE FOR LOAN LOSSES

The following table represents activity in the allowance for loan losses for the years ended September 30, 2005, 2004 and 2003 follows:

	2005	2004	2003
Balance, beginning of year	$5,579,132	$3,866,000	$2,553,004
Provision charged to expense	1,634,651	1,934,098	1,487,431
Charge-offs	(257,062)	(234,416)	(185,838)
Sale of second mortgage loans	(160,075)	—	—
Recoveries	9,312	13,450	11,403

Balance, end of year	$6,805,958	$5,579,132	$3,866,000

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

A summary of impaired loans at September 30, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
Non-accrual loans	$166,137	$528,687	$465,512
Impaired loans continuing to accrue interest	5,829,935	3,742,038	3,768,317

Total impaired loans	$5,996,072	$4,270,725	$4,233,829

Interest income recognized on non-accrual loans was approximately $2,900, $13,000 and $27,000 during 2005, 2004 and 2003, respectively. The difference between interest that would have been recognized under the original terms of non-accrual and renegotiated loans and interest actually recognized on such loans was $8,000, $16,000 and $42,000 during 2005, 2004 and 2003, respectively. Impaired loans continuing to accrue interest are loans that are more than 90 days past due; however, the loans are well secured and remain in process of collection.

	2005	2004	2003
Allowance for losses on specific impaired loans	$957,866	$677,175	$778,345
Impaired loans with no related allowance for loan losses	—	—	—
Average balance of impaired loans during the year	5,830,750	3,922,500	3,437,000

6. REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

Real estate acquired in settlement of loans at September 30, 2005 and 2004 is summarized as follows:

	2005	2004
Acquired in settlement of loans	$819,029	$1,115,697
Allowance for losses	(64,833)	(47,816)

Total	$754,196	$1,067,881

Activity in the allowance for losses on real estate acquired in settlement of loans for the years ended September 30, 2005, 2004 and 2003 is summarized as follows:

	2005	2004	2003
Balance, beginning of year	$47,816	$2,651	$—
Provision charged to expense	126,422	69,264	48,768
Charge-offs	(109,405)	(24,099)	(46,117)

Balance, end of year	$64,833	$47,816	$2,651

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

7. PREMISES AND EQUIPMENT

Premises and equipment at September 30, 2005 and 2004 are summarized as follows:

	2005	2004
Land	$2,516,653	$2,377,803
Office buildings and improvements	11,116,282	8,691,996
Furniture and equipment	6,256,086	5,166,720

	19,889,021	16,236,519
Less accumulated depreciation	(6,229,384)	(5,535,240)

Total	$13,659,637	$10,701,279

Depreciation expense on premises and equipment totaled $1,254,327, $1,143,064, and $975,092 for the years ended September 30, 2005, 2004, and 2003 respectively.

Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ending September 30, 2005, 2004 and 2003 were approximately $287,000, $265,000 and $193,000, respectively. Future minimum rental commitments under non-cancelable leases are as follows:

Years ended September 30,
2006	289,784
2007	274,523
2008	167,241
2009	13,954

Total	$745,502

Rental income is mainly from the Company’s office building at Pulaski Center Drive in Creve Coeur. Rental income received for the years ending September 30, 2005, 2004 and 2003 was $146,270, $261,211, and $117,187 respectively.

8. ASSETS AND LIABILITIES HELD FOR SALE

On October 7, 2005, the Bank entered into a contract to sell its branch in Kansas City, Missouri. Refer to Note 25 for further information. As a result of this agreement, the Company has separately classified the assets held for sale, and the related deposit liabilities as of September 30, 2005 as follows:

Property, furniture, and equipment, net	$573,704
Other assets	443,643

Total assets held for sale	$1,017,347

Demand deposit accounts	$9,482,619
Certificates of deposit	15,892,467

Total deposit liabilities held for sale	$25,375,086

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

9. DEPOSITS

Deposits at September 30, 2005 and 2004 are summarized as follows:

	2005		2004
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Transaction accounts:
Non-interest-bearing checking	$30,038,740	—%	$16,207,039	—%
Interest-bearing checking	30,961,581	0.16	35,243,493	0.21
Passbook savings accounts	32,364,194	0.35	33,702,472	0.35
Money market	87,172,497	2.37	80,005,702	1.42

Total transaction accounts	180,537,012	1.24	165,158,706	0.81

Certificates of deposit:
0.00% to 0.99%	2,987,772	0.77	23,392,022	0.70
1.00% to 1.99%	18,011,043	1.58	117,762,143	1.54
2.00% to 2.99%	54,362,706	2.60	60,548,712	2.43
3.00% to 3.99%	242,013,546	3.59	27,325,147	3.33
4.00% to 4.99%	22,608,622	4.30	10,911,308	4.62
5.00% to 5.99%	992,535	5.13	1,576,818	5.27
6.00% to 6.99%	32,916	6.50	—	—
7.00% to 7.99%	—	—	123,737	7.02

Total certificates of deposit	341,009,140	3.35	241,639,887	2.05

Sub-total	521,546,152	2.59%	406,798,593	1.54%
Less: deposit liabilties held for sale	25,375,086		—

Total	$496,171,066		$406,798,593

The aggregate amount of certificates of deposit with a minimum principal amount of $100,000 was $164.1 million and $103.2 million at September 30, 2005 and 2004, respectively. Of the $164.1 million, $1.8 million relates to deposit liabilities held for sale.

At September 30, 2005, the scheduled maturities of certificates of deposit were as follows:

	Amount	Weighted Average Interest Rate
Mature within fiscal year:
2006	$189,569,016	3.05
2007	53,900,237	3.66
2008	14,582,761	3.59
2009	11,415,350	3.75
2010	31,649,330	3.80
Thereafter	39,892,446	3.80

Total	$341,009,140	3.35%

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

A summary of interest expense on deposits for the years ended September 30, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
Interest-bearing checking	$129,503	$61,505	$56,086
Passbook savings	1,668,182	120,918	207,835
Money market	116,699	939,264	712,432
Certificates of deposit	8,267,336	4,075,702	3,448,466

Total	$10,181,720	$5,197,389	$4,424,819

10. ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the FHLB at September 30, 2005 and 2004 are summarized as follows:

	2005		2004
Maturing Within Fiscal Year Ending September 30,	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
2005	$—	—	$111,000,000	1.86
2006	116,000,000	3.65	15,000,000	2.60
2007	11,000,000	3.55	—	—
2008	14,900,000	3.82	—	—
2009 ($10 million callable in FY 2006 and thereafter)	12,100,000	5.60	12,100,000	5.60
2010 ($5 million callable in FY 2006 and thereafter)	7,000,000	5.54	4,500,000	6.21
2011 (callable in FY 2006 and thereafter)	10,000,000	4.51	10,000,000	4.51
2012	—	—	2,000,000	2.23

Total	$171,000,000	3.93%	$154,600,000	2.53%

The average balance of advances from Federal Home Loan Bank was $163.1 million and $96.0 million, respectively, and the maximum month-end balance of advances from Federal Home Loan Bank was $189.6 million and $160.5 million, respectively, for the years ended September 30, 2005 and 2004. The average rates paid on advances from Federal Home Loan Bank during the years ended September 30, 2005 and 2004 were 3.32% and 2.45%, respectively. The assets underlying the FHLB borrowings are under Pulaski Bank’s physical control.

The Bank has the ability to borrow funds from the FHLB equal to 35% of the Bank’s total assets under a blanket agreement which assigns all investments in FHLB stock as well as qualifying first mortgage loans as collateral to secure the amounts borrowed. At September 30, 2005, the Bank had approximately $104.5 million in borrowing capacity available to it under the above-mentioned borrowing arrangement.

11. SUBORDINATED DEBENTURES

On March 30, 2004, Pulaski Financial Statutory Trust I (“Trust I”), a Connecticut statutory trust, issued $9.0 million of adjustable-rate preferred securities. The proceeds from this issuance, along with the Company’s $279,000 capital contribution for Trust I’s common securities, were used to acquire $9.3 million aggregate

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

principal amount of the Company’s floating rate junior subordinated deferrable interest debentures due 2034 which constitute the sole asset of Trust I. The interest rate on the debentures and the capital securities is variable and adjustable quarterly at 2.70% over the three-month LIBOR, with an initial rate of 3.81%. The rate as of September 30, 2005 was 6.59%.

The stated maturity of the Trust I debenture is June 17, 2034. In addition, the Trust I debentures are subject to redemption at par at the option of the Company, subject to prior regulatory approval, in whole or in part on any interest payment date on or after June 17, 2009.

On December 15, 2004, Pulaski Financial Statutory Trust II (“Trust II”), a Delaware statutory trust, issued $10.0 million of adjustable-rate preferred securities. The proceeds from this issuance, along with the Company’s $310,000 capital contribution for Trust II’s common securities, were used to acquire $10.3 million of the Company’s floating rate junior subordinated deferrable interest debentures due 2034, which constitute the sole asset of Trust II. The interest rate on the debentures and the capital securities is variable and adjustable quarterly at 1.86% over the three-month LIBOR, with an initial rate of 4.31%. The rate as of September 30, 2005 was 5.73%.

The stated maturity of the debentures held by Trust II is December 15, 2034. In addition, the Trust II debentures are subject to redemption at par at the option of the Company, subject to prior regulatory approval, in whole or in part on any interest payment date on or after December 15, 2009.

12. NOTE PAYABLE

The note payable is a three-year variable-rate obligation of the Company. The interest rate is set at the correspondent bank’s prime rate less 1%, or 5.75% at September 30, 2005. Interest is payable beginning June 30, 2005 and each quarter thereafter. Principal is payable in installments of $85,000 each, beginning March 31, 2006, and on the same date of each third month thereafter, plus a final payment equal to all unpaid principal on May 20, 2007, the maturity date. The note payable is secured by 1,000 shares of Bank common stock. At September 30, 2005 and 2004 there were outstanding borrowings of $3.6 million and $3.8 million, respectively.

The credit agreement requires the Company to comply with various covenants. At September 30, 2005 and 2004, the Company was in compliance with the covenants or they had been waived.

A summary of future note payable payments at September 30, 2005 is as follows:

Years ended September 30,
2006	255,000
2007	3,320,000

Total	$3,575,000

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

13. INCOME TAXES

Income tax expense for the years ended September 30, 2005, 2004 and 2003 is summarized as follows:

	2005	2004	2003
Current:
Federal	$5,085,200	$3,552,748	$4,549,797
State	549,498	547,138	526,937
Deferred	(1,216,599)	(614,302)	(1,216,983)

Total	$4,418,099	$3,485,584	$3,859,751

Income tax expense for the years ended September 30, 2005, 2004 and 2003 differs from that computed at the federal statutory rate of 34% as follows:

	2005		2004		2003
	Amount	%	Amount	%	Amount	%
Tax at statutory federal income tax rate	$4,044,979	34.0%	$3,174,661	34.0%	$3,273,469	34.0%
Increase (decrease) resulting from:
ESOP adjustment	196,510	1.7	103,701	1.1	173,864	1.8
State taxes, net of federal benefit	362,669	3.0	361,111	3.9	347,778	3.6
Other	(186,059)	(1.6)	(153,889)	(1.7)	64,640	0.7

Total	$4,418,099	37.1%	$3,485,584	37.3%	$3,859,751	40.1%

The components of deferred tax assets and liabilities, which are included in other assets in the consolidated balance sheets, at September 30, 2005 and 2004, are as follows:

	2005	2004
Deferred tax assets:
Allowance for loan losses	$2,482,231	$1,990,029
Restricted stock awards	14,215	46,175
Deferred compensation	1,494,040	1,110,392
Unrealized gains (losses) on securities available-for-sale	14,176	(11,527)
Loss on derivative instruments	285,764	—
Other	147,403	115,631

Total deferred tax assets	4,437,829	3,250,700
Deferred tax liabilities:
FHLB stock dividends	134,007	134,007
Premises and equipment	48,457	113,218
Other	20,891	11,303

Total deferred tax liabilities	203,355	258,528

Net deferred tax assets	$4,234,474	$2,992,172

Retained earnings at September 30, 2005 included earnings of approximately $4.1 million representing tax bad debt deductions, net of actual bad debts and bad debt recoveries, for which no provision for federal income

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

taxes has been made. If these amounts are used for any purpose other than to absorb loan losses, they will be subject to federal income taxes at the then prevailing corporate rate.

A valuation allowance would be provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company has not established a valuation allowance at September 30, 2005 or 2004, due to management’s belief that all criteria for recognition have been met, including the existence of a history of taxes paid sufficient to support the realization of deferred tax assets.

14. STOCKHOLDERS’ EQUITY

During fiscal 2005, the Company paid quarterly cash dividends on common stock of $0.08 per share on October 24, 2005 and July 18, 2005 and $0.06 per share on April 18, 2005 and January 17, 2005. During fiscal 2004, the Company paid quarterly cash dividends on common stock of $0.06 per share on October 18, 2004 and July 19, 2004 and $0.04 per share on April 19, 2004 and January 19, 2004.

During fiscal 2005, the Company repurchased 13,717 shares of its own stock with a total value of $190,000 at the time of repurchase. The Company has repurchased a total of 2,005,026 shares of its own stock with a total value of $11.5 million since becoming a public company in December 1998.

15. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank’s primary regulatory agency, the Office of Thrift Supervision (the “OTS”), requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 3% and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the OTS. The OTS requires the Bank to maintain minimum of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of September 30, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

As of September 30, 2005 and 2004, the most recent notification from the OTS categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized” the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

	Actual		For Capital Adequacy Purposes		To be Categorized as “Well Capitalized” Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of September 30, 2005
Tangible capital (to total assets)	$67,663	8.60%	$11,796	1.50%	N/A	N/A
Total risk-based capital (to risk-weighted assets)	74,280	10.85%	54,751	8.00%	$68,439	10.00%
Tier I risk-based capital (to risk-weighted assets)	67,663	9.89%	34,219	5.00%	41,063	6.00%
Tier I leverage capital (to average assets)	67,663	8.60%	31,455	4.00%	39,319	5.00%

As of September 30, 2004
Tangible capital (to total assets)	$51,680	8.14%	$9,524	1.50%	N/A	N/A
Total risk-based capital (to risk-weighted assets)	57,102	11.46%	39,850	8.00%	$49,813	10.00%
Tier I risk-based capital (to risk-weighted assets)	51,680	10.37%	24,906	5.00%	29,888	6.00%
Tier I leverage capital (to average assets)	51,680	8.14%	25,397	4.00%	31,746	5.00%

A reconciliation at September 30, 2005 of the Bank’s stockholders’ equity and regulatory risk-based capital follows:

(Dollars in thousands)
Tier I stockholders’ equity	$68,075
Deduct:
Other intangible assets	(444)
Disallowed servicing rights	(44)
Add:
Unrealized gains on available for sale securities	76

Tangible capital	67,663
Add:
Equity investments to be deducted	(104)
General valuation allowances	6,721

Total risk-based capital	$74,280

The Bank is prohibited from paying cash dividends if the effect thereof would be to reduce the regulatory capital of the Bank below the amount required for the liquidation account that the Bank established in connection with the consummation of the conversion from the mutual holding company structure on December 2, 1998.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

16. EMPLOYEE BENEFITS

On January 21, 2000, shareholders approved an equity incentive plan under which the Company could award up to 349,140 shares of restricted stock. As of September 30, 2005, 332,592 shares awarded under the plan had vested, 16,548 shares awarded under the plan remained subject to restriction and none were available for grant. All restricted share awards are satisfied through the issuance of treasury stock. The unearned restricted share award balance is reflected in stockholders’ equity and amortizes to compensation expense over the vesting period. During fiscal year 2005, 3,720 restricted shares were awarded. Compensation expense related to vesting of restricted shares was $89,634, $199,180 and $175,693 during the years ended September 30, 2005, 2004 and 2003, respectively.

The Bank entered into a Supplemental Retirement Benefit agreement with its former chief executive officer. Under the terms of the agreement, the former officer is entitled to receive $2,473 monthly, for a period of 15 years commencing upon his retirement, which began in January 1998. The net present value of these payments is reflected in other liabilities and totaled $163,099, $179,675, and $195,058 at September 30, 2005, 2004 and 2003, respectively. Compensation expense under this agreement totaled $13,099, $14,300, and $15,400 for the years ended September 30, 2005, 2004 and 2003, respectively.

The Company and the Bank each maintain a three-year employment agreement with the CEO. Under the agreement, the Bank pays the CEO a base salary. The CEO’S base salary is reviewed at least annually, and may be increased at the discretion of the Board of Directors. The CEO is also entitled to receive health and welfare benefits provided to other Company and Bank employees. Additionally, the agreement provides for severance payments if employment is terminated following a change in control or upon an event of termination as defined in the agreement. In the event of a change in control and subsequent termination of employment, the CEO will receive a lump sum payment equal to 2.99 times his average annual compensation paid during the five years immediately preceding the change in control.

During the year ended September 30, 2002, the Company created an Equity Trust Plan (the “Trust”) for the benefit of key loan officers and sales staff. The Trust is a plan designed to recruit and retain top-performing loan officers that are instrumental to the Company’s success. Currently, none of the Company’s executive officers participate in the Trust. The Trust allows the recipients to defer a percentage of commissions earned, which is partially matched by the Company and paid into an independent trust for the benefit of the loan officers. The assets of the Trust are limited to the purchase of Company shares in the open market. In exchange for the opportunity to defer income, the participants are required to sign a four-year or five-year contract prohibiting them from competing against the Company in the Company’s market area. Should the participants voluntarily leave the Company, they forgo any accrued benefits. At September 30, 2005, 429,321 shares had been purchased on behalf of the Trust at an average price of $9.08. For purposes of earnings per share, the shares in the Trust are treated as issued and outstanding, thus no dilution is experienced through the purchase or vesting of shares. Expense related to the Trust of $1.0 million, $507,952 and $1.4 million for the years ended September 30, 2005, 2004 and 2003, respectively, is treated as loan officer commission expense, and deferred according to SFAS 91. Since the majority of loans originated are sold on a servicing released basis resulting in mortgage revenues, most of the deferred expense is realized as a reduction of mortgage revenue.

At September 30, 2005, the Company had awarded 862,217 options under the Company’s stock option plans. At September 30, 2005, the Company had 32,144 reserved but un-issued options. At September 30, 2005, the recipients of the awards had 478,128 options vested and exercisable at an average exercise price of $4.70. The average exercise price of the ending balance of 862,217 options was $6.87 at September 30, 2005. Included

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

in this balance were 143,248 options granted in fiscal 2005 with an average exercise price of $13.35. Officers and directors exercised 222,467 options during the year ended September 30, 2005. In order for awardees to meet tax obligations, 4,775 shares were returned to treasury. The average option exercise price for options exercised in 2005 was $4.38.

A summary of the status of the Company’s stock option plans for the years ended September 30, is as follows:

	2005		2004		2003
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding-beginning of year	948,186	5.33	1,095,174	4.55	1,264,806	4.17
Granted	143,248	13.35	89,874	11.91	53,100	8.63
Exercised	(222,467)	4.38	(219,364)	3.68	(218,232)	3.19
Forfeited	(6,750)	11.30	(17,498)	9.80	(4,500)	5.55

Outstanding-end of year	862,217	6.87	948,186	5.33	1,095,174	4.55

Exercisable at end of year	478,128	4.70	509,430	4.15	507,333	3.64

Weighted average fair value of options granted during the year	—	$3.17	—	$2.57	—	$2.52

The following is a summary of the options outstanding at September 30, 2005:

Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Exercisable Options	Weighted Average Exercise Price
$2.70 – $2.70	157,608	4.31	$2.70	157,608	$2.70
3.33 – 4.73	128,678	5.76	4.36	104,678	4.32
5.13 – 5.13	13,500	6.05	5.13	7,500	5.13
5.55 – 5.55	228,698	6.30	5.55	127,823	5.55
6.10 – 6.75	88,914	6.91	6.20	51,849	6.18
7.58 – 12.99	116,196	8.43	11.33	27,995	10.42
13.00 – 13.44	89,450	9.23	13.22	675	13.15
13.47 – 13.77	27,173	9.26	13.57	—	—
14.00 – 14.00	8,250	9.41	14.00	—	—
16.54 – 16.54	3,750	9.69	16.54	—	—

$2.70 – $16.54	862,217	6.64	$6.87	478,128	$4.70

The Bank maintains a 401(k) savings plan for eligible employees. In 2005, 2004 and 2003, the Bank matched 50% of each participant’s contribution up to a maximum of 4% of salary. The Bank’s contributions to this plan were $220,019, $170,120 and $144,900 for the years ended September 30, 2005, 2004 and 2003, respectively.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

The Bank maintains a tax-qualified stock ownership plan known as the Pulaski Bank Employee Stock Ownership Plan (the “ESOP”) for all eligible employees. In 1998, 698,280 shares were purchased by the ESOP at $3.33 a share through a loan from the Company. As the loan is repaid, shares are released from collateral and allocated to each participant in an amount that is equivalent to the ratio of each participant’s salary to that of the total payroll for each year ended December 31. At September 30, 2005, the shares held by the ESOP had been fully released but will not be allocated until December 2005. Compensation expense is recognized equal to the average fair market value of the shares as shares are released out of the unallocated general ESOP trust account and into employee accounts. Compensation expense under the ESOP plan was $761,742, $421,373 and $876,105 for the years ended September 30, 2005, 2004 and 2003, respectively. At September 30, 2005 and 2004, the status of the ESOP shares was as follows:

	2005	2004
Allocated shares	587,853	567,393
Unallocated shares	28,491	55,133

Total ESOP shares	616,344	622,526

17. RECONCILIATION OF BASIC EARNINGS PER SHARE TO DILUTED EARNINGS PER SHARE

Basic earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential common shares outstanding is included in diluted earnings per share. The computations of basic and diluted earnings per share are presented in the following table.

	Years Ended September 30,
	2005	2004	2003
Net income	$7,478,898	$5,851,655	$5,768,101

Weighted average shares outstanding - basic	7,925,674	7,758,069	7,843,129
Effect of dilutive securities:
Treasury stock-equity trust	403,633	337,965	229,441
Employee stock options	498,917	598,970	505,348

Weighted average shares outstanding - diluted	8,828,224	8,695,004	8,577,918

Earnings per share:
Basic	$0.94	$0.75	$0.74
Diluted	0.85	0.67	0.67

Basic earnings per share was restated from $0.72 to $0.75 for the year ended September 30, 2004 and from $0.71 to $0.74 for the year ended September 30, 2003, to reflect equity trust shares in treasury stock as not outstanding for the calculation of basic earnings per share.

18. CONTINGENCIES

The Company is a defendant in legal actions arising from normal business activities. Management, after consultation with general counsel, believes that the resolution of these actions will not have any material adverse effect on the Company’s consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

19. DERIVATIVES

The Company employs derivative financial instruments to assist in its management of interest rate sensitivity by modifying the repricing, maturity and option characteristics of certain assets and liabilities.

The Company utilizes derivative financial instruments to assist in its management of interest rate sensitivity of certain mortgage assets. Derivative financial instruments issued by the Company consist of interest rate lock commitments to originate residential loans. Commitments to originate loans consist primarily of residential real estate loans. At September 30, 2005 the Company had issued $147.1 million of unexpired interest rate lock commitments to mortgage loan customers compared to $109.3 million of unexpired commitments at September 30, 2004.

The Company typically economically hedges these derivative commitments through one of two means – either by obtaining a corresponding best-efforts lock commitment with an investor to sell the loan at an agreed upon price, or by forward selling mortgage-backed securities. The forward sale of mortgage-backed securities is a means of matching a corresponding derivative asset with similar characteristics as the bank-issued commitment but changes directly opposite in fair value from market movements. Loans hedged through forward sales of mortgaged-backed securities are sold individually or in pools on a mandatory delivery basis to investors, whereas the best efforts sales are locked on a loan-by-loan basis shortly after issuing the rate lock commitments to customers. The Company had outstanding forward sales commitments of mortgage-backed securities of $15.0 million in notional value at September 30, 2005 and $15.0 million at September 30, 2004. At September 30, 2005, this hedge was matched against $11.5 million of interest rate lock commitments that were to be sold through the mandatory delivery of loan pool sales compared to $16.9 million of interest rate lock commitments at September 30, 2004.

The carrying value of the interest rate lock commitments included in the consolidated balance sheets was ($83,800) and $49,957 at September 30, 2005 and 2004, respectively. The carrying value of the forward sales commitments included in the consolidated balance sheets was $104,250 and ($44,675) at September 30, 2005 and 2004, respectively.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

The Company entered into interest rate swap agreements related to hedge a number of its brokered certificates of deposit in order to convert the fixed rates on the brokered CDs into variable LIBOR rates. The effect of the swap agreement is that the counterparty pays the fixed rate to the Company while the Company pays the LIBOR rate to the counterparty. The maturity date, notional amounts, interest rates paid and received and fair value of the Company’s interest rate swap agreements as of September 30, 2005 were as follows:

Maturity Date	Notional Amount	Interest Rate Paid	Interest Rate Received	Estimated Fair Value
10/20/2008	$10,000,000	3.57%	4.30%	$ (115,467)
11/19/2009	10,000,000	3.57%	3.00%	(179,100)
11/23/2009	10,000,000	3.58%	3.00%	(159,009)
11/26/2010	10,000,000	3.62%	4.13%	(325,857)
11/26/2010	5,000,000	3.61%	4.13%	(161,147)
11/26/2010	5,000,000	3.60%	4.13%	(159,370)
1/24/2010	10,000,000	3.58%	3.00%	(166,723)
1/28/2011	10,000,000	3.63%	4.30%	(271,769)
2/25/2011	5,000,000	3.60%	4.80%	(63,823)
9/14/2012	5,000,000	3.71%	4.25%	(84,908)

Total	$80,000,000			$(1,687,173)

20. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers in the way of commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer’s creditworthiness on a case-by-case basis.

At September 30, 2005, the Bank had firm commitments to originate loans of approximately $147.1 million of which $87.9 million were committed to be sold. Of the remaining $59.2 million to be retained, $20.7 million were at fixed rates. At September 30, 2004, the Bank had firm commitments to originate loans of approximately $109.3 million of which $58.7 million were committed to be sold. Of the remaining $50.6 million to be retained, $14.0 million were at fixed rates. Additionally, the Bank had outstanding commitments to lend to borrowers under unused equity lines of credit of $231.9 million and $184.9 million at September 30, 2005 and 2004, respectively.

At September 30, 2005 and 2004, the Bank had firm commitments to sell loans on a best-efforts basis of $150.0 million and $108.3 million, respectively, which includes $65.2 million and $49.1 million, respectively, recorded in the financial statements as loans held-for-sale. Any unrealized loss on these commitment obligations is considered in conjunction with the Bank’s lower of cost or market valuation on its loans receivable held-for-sale.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These standby letters of credit are primarily issued to support contractual obligations of the Bank’s customers. The credit risk involved in issuing letters of credit is essentially the same as the risk involved in extending loans to customers. At September 30, 2005, the Bank had nine letters of credit totaling

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

approximately $264,000 due to expire no later than April 2008 compared to seven letters of credit totaling approximately $214,000 due to expire no later than March 2006 at September 30, 2004.

Substantially all of the Bank’s loans are to borrowers located in St. Louis, Kansas City and the surrounding Missouri counties.

21. FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Carrying values and estimated fair values at September 30, 2005 and 2004 are summarized as follows:

	2005		2004
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
ASSETS:
Cash and cash equivalents	$25,688,000	$25,688,000	$19,581,000	$19,581,000
Debt securities—AFS	—	—	9,224,000	9,224,000
Equity securities—AFS	4,252,000	4,252,000	3,762,000	3,762,000
Debt securities—HTM	5,977,000	5,922,000	—	—
Capital Stock of FHLB	8,462,000	8,462,000	7,538,000	7,538,000
Mortgage-backed securities—HTM	650,000	699,000	864,000	944,000
Mortgage-backed securities—AFS	4,182,000	4,182,000	5,710,000	5,710,000
Assets held for sale	1,017,000	1,017,000	—	—
Loans:
Loans receivable held for sale	64,335,000	65,442,000	49,152,000	49,973,000
Loans receivable	633,195,000	630,904,000	510,584,000	515,582,000
Accrued interest receivable	4,272,000	4,272,000	2,539,000	2,539,000

LIABILITIES:
Deposits	496,171,000	496,171,000	406,799,000	406,799,000
Deposit liabilities held for sale	25,375,000	22,076,000	—	—
Advances from FHLB	171,000,000	169,622,000	154,600,000	154,953,000
Note payable	3,575,000	3,575,000	3,830,000	3,830,000
Derivative liabilities	1,687,000	1,687,000	—	—
Subordinated debentures	19,589,000	19,589,000	9,279,000	9,279,000
Accrued interest payable	1,028,000	1,028,000	505,000	505,000
Due to other banks	13,636,000	13,636,000	14,464,000	14,464,000

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

	2005		2004
	Contract or Notional Amount	Estimated Fair Value	Contract or Notional Amount	Estimated Fair Value
Off-balance sheet financial instruments:
Commitments to originate and purchase first and second mortgage loans	$141,133,000	$—	$99,515,000	$—
Commitments to originate non-mortgage loans	5,954,000	—	9,816,000	—
Lines of Credit:
Unused Lines of Credit	231,935,000	—	184,946,000	—

The following methods and assumptions were used to estimate the fair value of the financial instruments:

Cash and Cash Equivalents—The carrying amount approximates fair value.

Securities and Mortgage-backed Securities—Estimated fair values of securities and mortgage-backed securities are based on quoted market prices and prices obtained from independent pricing services. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

Equity securities—Estimated fair value comprised of stock market price for publicly quoted stocks, and broker-provided market value for Community Reinvestment Act Fund.

Capital Stock of the Federal Home Loan Bank—The carrying amount approximates fair value.

Assets and Liabilities Held-for-Sale—The fair value is based on the contractual premium in the signed definitive agreement dated October 7, 2005.

Loans Receivable Held-for-Sale—The estimated fair value of loans held-for-sale is determined based upon recent historic sales premiums.

Loans Receivable—The fair value of loans receivable is estimated based on present values using applicable risk-adjusted spreads to the U. S. Treasury curve to approximate current interest rates applicable to each category of such financial instruments. No adjustment was made to the interest rates for changes in credit of performing loans for there are no known credit concerns. Management segregates loans in appropriate risk categories. Management believes that the risk factor embedded in the interest rates along with the allowance for loan losses applicable to the performing loan portfolio results in a fair valuation of such loans.

Accrued Interest Receivable—The carrying value approximates fair value.

Deposits—The estimated fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The estimated fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows of existing advances using rates currently available on advances from Federal Home Loan Bank having similar characteristics.

Derivative Assets and Liabilities—The fair value is based on quoted market prices by the counter-party.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

Advances from Federal Home Loan Bank—The estimated fair value of advances from Federal Home Loan Bank is determined by discounting the future cash flows of existing advances using rates currently available on advances from Federal Home Loan Bank having similar characteristics.

Note Payable—The carrying value approximates fair value as it is a variable rate obligation.

Due to Other Banks—The carrying value approximates fair value.

Subordinated Debentures—The carrying value approximates fair value due to the variable pricing of the debt, which is based upon the 90 day LIBOR rate.

Accrued Interest Payable—The carrying value approximates fair value.

Off-Balance Sheet Items—The estimated fair value of commitments to originate or purchase loans is based on the fees currently charged to enter into similar agreements and the difference between current levels of interest rates and the committed rates. The Company believes such commitments have been made on terms which are competitive in the markets in which it operates; however, no premium or discount is offered thereon and accordingly, the Company has not assigned a value to such instruments for purposes of this disclosure.

The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2005 and 2004. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented herein.

22. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2003, the Emerging Issues Task Force, or EITF, reached a consensus on certain disclosure requirements under EITF Issue No 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The new disclosure requirements apply to investment in debt and marketable equity securities that are accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and SFAS No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations. Effective for fiscal years ending after December 15, 2003, companies are required to disclose information about debt or marketable equity securities with market values below carrying values. We previously adopted the disclosure requirements of EITF Issue No. 03-1. In March 2004, the EITF came to a consensus regarding EITF 03-1. Securities in scope are those subject to SFAS 115 and SFAS 124. The EITF adopted a three-step model that requires management to determine if impairment exists, decide whether it is other than temporary, and record other-than-temporary losses in earnings. In September 2004, the Financial Accounting Standards Board, or FASB, approved issuing a Staff Position to delay the requirement to record impairment losses under EITF 03-1, but broadened the scope to include additional types of securities. As proposed, the delay would have applied only to those debt securities described in paragraph 16 of EITF 03-1, the Consensus that provides guidance for determining whether an investment’s impairment is other than temporary and should be recognized in income. On June 29, 2005, the FASB directed the EITF to issue EITF Issue 03-1-a, Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1, as final. On November 3, 2005, the FASB issued FASB Staff Position, or FSP, FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The FSP addresses determining when an investment is considered impaired and whether that impairment is other than temporary, and measuring an impairment loss. The FSP also addresses

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

the accounting after an entity recognizes an other-than-temporary impairment, and requires certain disclosures about unrealized losses that the entity did not recognize as other-than-temporary impairments. The FSP is effective for reporting periods beginning after December 15, 2005. We are currently evaluating the requirements of FSP FAS 115-1 and FAS 124-1 and do not expect them to have a material effect on our financial condition or results of operations.

In December 2003, the Accounting Standards Executive Committee, or AcSEC, issued SOP 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, effective for loans acquired in fiscal years beginning after December 15, 2004. The scope of SOP 03-3 applies to problem loans that have been acquired, either individually in a portfolio, or in an acquisition. These loans must have evidence of credit deterioration and the purchaser must not expect to collect contractual cash flows. SOP 03-3 updates Practice Bulletin No. 6, Amortization of Discounts on Certain Acquired Loans, for more recently issued literature, including FASB Statements No. 114, Accounting by Creditors for Impairment of a Loan; No. 115, Accounting for Certain Investments in Debt and Equity Securities; and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Additionally, it addresses FASB Statement No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, which requires that discounts be recognized as an adjustment of yield over a loan's life. SOP 03-3 states that an institution may no longer display discounts on purchased loans within the scope of SOP 03-3 on the balance sheet and may not carry over the allowance for loan losses. For those loans within the scope of SOP 03-3, this statement clarifies that a buyer cannot carry over the seller's allowance for loan losses for the acquisition of loans with credit deterioration. Loans acquired with evidence of deterioration in credit quality since origination will need to be accounted for under a new method using an income recognition model. This prohibition also applies to purchases of problem loans not included in a purchase business combination, which would include syndicated loans purchased in the secondary market and loans acquired in portfolio sales. The implementation of SOP 03-3 on October 1, 2005, is not expected to have any material effect on our financial condition or results of operation.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No 123 (Revised 2004), Share-Based Payment. This Statement addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services. The Statement eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires instead that such transactions be accounted for using a fair-value-based method. For public entities, the cost of employee services received in exchange for an award of equity instruments, such as stock options, will be measured based on the grant-date fair value of those instruments, and that cost will be recognized over the period during which as employee is required to provide service in exchange for the award (usually the vesting period). This Statement is effective for the Company beginning on October 1, 2005. The implementation of SFAS No.123R is not expected to have any material effect on the Company’s financial condition or results of operations.

In May 2005, the FASB issued SFAS No. 154—Accounting Changes and Error Corrections. SFAS No. 154, a replacement of APB Opinion No. 20—Accounting Changes and FASB Statement No. 3—Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 requires retrospective application for voluntary changes in accounting principles unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. Early application is permitted for accounting changes and corrections of errors during fiscal years beginning after June 1, 2005. We are currently evaluating the requirements of SFAS No. 154 and do not expect it to have a material effect on our financial condition or results of operations.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

In July 2005, the FASB issued an exposure draft titled Accounting for Uncertain Tax Positions, an Interpretation of SFAS No. 109—Accounting for Income Taxes. This exposure draft addresses accounting for tax uncertainties that arise when a position that an entity takes on its tax return may be different from the position that the taxing authority may take, and provides guidance about the accounting for tax benefits associated with uncertain tax positions, classification of a liability recognized for those tax positions, and interim reporting considerations. The proposed interpretation is not expected to be issued until the first quarter of 2006, at which time the FASB will decide on a revised effective date and transition period. We are currently evaluating the requirements of the exposure draft to determine the impact on our financial condition and results of operations.

23. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

In November 2004, the Company had entered into certain interest rate swap agreements to hedge the interest rate risk inherent in certain of its brokered certificates of deposit. These hedging relationships did not meet the criteria for the “short-cut” method of fair value hedge accounting in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”).

Because the Company did not qualify for the “short-cut” method of hedge accounting on these swap agreements, the amounts previously recorded as an adjustment to the hedged item, brokered certificates of deposit, was recognized as a loss on derivative financial instruments in the consolidated statements of income and comprehensive income for the year ended September 30, 2005.

In addition, the net cash settlements under the interest rate swaps that were originally reported in interest expense have been reclassified to loss on derivative instruments. Finally, the broker placement fees on the certificates of deposit have been recorded as an asset and are being amortized on a straight-line basis to the maturity of the certificates of deposit.

The Company has restated its consolidated financial statements to reflect these changes for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005, and has reflected the impact of these adjustments on the previously reported quarterly results below.

The Company has also restated basic earnings per share for the quarterly periods in fiscal 2004 and the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005 to reflect equity trust shares in treasury stock as not outstanding for the calculation of basic earnings per share.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

	2005 As Restated
	First Quarter	Second Quarter	Third Quarter
Interest income	$8,206	$8,755	$9,769
Interest expense	3,183	3,555	4,504

Net interest income	5,023	5,200	5,265
Provision for loan losses	349	118	529

Net interest income after loan loss provision	4,673	5,082	4,735
Non-interest income	2,345	2,585	2,821
Non-interest expense	3,944	5,169	3,762

Income before taxes	3,075	2,498	3,795
Income taxes	1,183	915	1,395

Net income	1,892	1,583	2,400

Earnings per share—basic	0.24	0.20	0.30
Earnings per share—diluted	0.22	0.18	0.27
Weighted average shares outstanding—basic	7,824	7,934	7,960
Weighted average shares outstanding—diluted	8,736	8,814	8,875

	2005 As Reported
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$8,206	$8,755	$9,769	$11,062
Interest expense	3,120	3,387	4,340	5,448

Net interest income	5,086	5,368	5,429	5,614
Provision for loan losses	349	118	529	639

Net interest income after loan loss provision	4,737	5,251	4,900	4,976
Non-interest income	2,345	2,585	2,821	3,192
Non-interest expense	3,980	4,664	4,636	5,638

Income before taxes	3,103	3,172	3,085	2,529
Income taxes	1,193	1,165	1,132	925

Net income	1,910	2,007	1,953	1,604

Earnings per share—basic	0.23	0.24	0.23	0.20
Earnings per share—diluted	0.21	0.23	0.22	0.18
Weighted average shares outstanding—basic	8,199	8,334	8,370	7,985
Weighted average shares outstanding—diluted	8,736	8,814	8,875	8,889

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

The results of operations by quarter for 2004 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
September 30, 2004
Interest income	$5,093,597	$5,177,388	$6,306,407	$7,250,460
Interest expense	1,625,525	1,642,957	2,073,292	2,464,231

Net interest income	3,468,072	3,534,431	4,233,115	4,786,229
Provision for loan losses	263,515	316,260	649,965	704,358

Net interest income after loan loss provision	3,204,557	3,218,171	3,583,150	4,081,871
Non-interest income	2,205,510	2,173,068	2,282,204	2,303,219
Non-interest expense	3,169,556	3,144,255	3,525,235	3,875,411

Income before taxes	2,240,511	2,246,984	2,340,119	2,509,679
Income taxes	836,507	818,986	882,985	947,106

Net income	1,404,004	1,427,998	1,457,134	1,562,573

Earnings per share—basic as revised	0.18	0.18	0.19	0.20
Earnings per share—diluted	0.16	0.17	0.17	0.18
Weighted average shares outstanding—basic as revised	7,729,773	7,730,513	7,761,912	7,810,080
Weighted average shares outstanding—diluted	8,666,153	8,735,520	8,686,767	8,691,923
Earnings per share—basic as previously reported	0.17	0.18	0.18	0.19
Weighted average shares outstanding—basic as previously reported	8,055,141	8,064,611	8,105,162	8,158,980

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

24. CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS.

The following table presents the condensed balance sheets as of September 30, 2005 and 2004, and the condensed statements of income and cash flows of the Company for the years ended September 30, 2005, 2004 and 2003:

	2005	2004
Condensed Balance Sheets
ASSETS:
Cash and cash equivalents	$175,105	$385,546
Investment in Bank	68,075,077	52,193,426
Investments and mortgage-backed securities	2,209,789	1,813,738
Intercompany loan	1,225,000	—
Other assets	474,085	223,098

TOTAL ASSETS	$72,159,056	$54,615,808

LIABILITIES:
Note payable	$3,575,000	$3,830,000
Subordinated debentures	19,589,000	9,279,000
Dividends payable	675,133	493,649
Other liabilities	73,459	39,588

TOTAL LIABILITIES	23,912,592	13,642,237

STOCKHOLDERS’ EQUITY	48,246,464	40,973,571

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$72,159,056	$54,615,808

	2005	2004	2003
Condensed Statements of Income
INTEREST INCOME	$84,079	$53,598	$107,217
INTEREST EXPENSE	1,100,708	259,203	10,333

NET INTEREST INCOME	(1,016,629)	(205,605)	96,884
NON-INTEREST INCOME	105,974	761,530	135,423
NON-INTEREST EXPENSE	465,229	328,675	337,548

(Loss) income before income taxes and equity in earnings of Bank	(1,375,884)	227,250	(105,241)
INCOME TAX (BENEFIT) PROVISION	(524,418)	86,284	(39,531)

Net (loss) income before equity in earnings of Bank	(851,466)	140,966	(65,710)
EQUITY IN EARNINGS OF BANK	8,330,364	5,710,689	5,833,811

NET INCOME	$7,478,898	$5,851,655	$5,768,101

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

	2005	2004	2003
Condensed Statements of Cash Flows
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,478,898	$5,851,655	$5,768,101
Adjustments to reconcile net income to net cash from operating activities:
Equity in earnings of Bank	(8,330,364)	(5,710,689)	(5,833,811)
Net change in other assets and liabilities	87,482	(4,973)	1,205,452
Realized gain on sale of investments	—	(736,083)	(73,819)

Net cash (used in) provided by operating activities	(763,984)	(600,090)	1,065,923

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for 50% interest in joint venture	(133,810)	—	—
Dividends received from Bank	2,500,000	—	—
Capital contribution to subsidiary	(9,000,000)	(12,000,000)	—
(Increase) decrease in intercompany loan	(1,225,000)	500,000	1,500,000
Purchases of investments	(410,000)	(1,323,230)	(473,301)
Proceeds from sales of investments	—	2,163,231	552,209
Principal payments on mortgage-backed securities	42,098	99,817	301,322

Net cash (used in) provided by investing activities	(8,226,712)	(10,560,182)	1,880,230

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from note payable	—	4,000,000	—
Proceeds from issuance of subordinated debentures	10,310,000	9,279,000	—
Payment of note payable	(255,000)	(170,000)	—
Payments received from loan to ESOP	183,773	116,380	364,740
Payment from subsidiary related to restricted shares	89,634	199,180	175,693
Stock options exercised	974,033	807,883	631,260
Non-cash compensation expense for stock option grants	3,923	—	—
Stock repurchase	(190,194)	(1,566,798)	(2,745,366)
Dividends paid on common stock	(2,335,914)	(1,619,293)	(1,073,863)

Net cash provided by (used in) financing activities	8,780,255	11,046,352	(2,647,536)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(210,441)	(113,920)	298,617
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	385,546	499,466	200,849

CASH AND CASH EQUIVALENTS AT END OF YEAR	$175,105	$385,546	$499,466

*    *    *     *    *    *

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

25. SUBSEQUENT EVENTS

Acquisition of CWE Bancorp. On October 25, 2005, the Company entered into an Agreement and Plan of Merger with CWE Bancorp, Inc. pursuant to which the Company will acquire CWE Bancorp and its wholly owned subsidiary, Central West End Bank, A Federal Saving Bank. Central West End Bank operates two full-service banking offices in St. Louis, Missouri. At September 30, 2005, CWE Bancorp had total assets of $46.2 million, deposits of $40.6 million and stockholders’ equity of $4.5 million. The Company will issue approximately 214,000 shares of its common stock and pay approximately $3.6 million in cash to the stockholders of CWE Bancorp subject to possible adjustments. The transaction is expected to be completed in the first calendar quarter of 2006, pending approval by the stockholders of CWE Bancorp, regulatory approval and other customary conditions of closing.

Kansas City Branch Sale. On October 7, 2005, the Bank entered into a purchase and assumption agreement pursuant to which it will sell its Kansas City, Missouri branch office to UMB Bank. The transaction is expected to close during the first calendar quarter of 2006. As of September 30, 2005, the deposits to be assumed by UMB Bank totaled approximately $25.4 million. No loans will be transferred in connection with the branch sale. The Company expects to recognize a gain of approximately $2.8 million in connection with the transaction.

1,000,000 Shares

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods

Howe Barnes Investments, Inc.

                 , 2006

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses (other than underwriting discounts and commissions) to be borne by Pulaski Financial Corp. in connection with the offering. All of the amounts shown are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee	$2,392
NASD filing fee	2,532
Legal fees and expenses	175,000
Accounting fees and expenses	80,000
Printing, EDGAR and mailing expenses	30,000
Miscellaneous expenses	10,076

Total fees and expenses	$300,000

Item 15.	Indemnification of Directors and Officers.

Article IX of Pulaski Financial Corp.’s Articles of Incorporation provides:

9.1    The Corporation shall and does hereby indemnify any person who is or was a director or executive officer of the Corporation or any subsidiary against any and all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement and reasonably incurred by such person in connection with any threatened, pending or completed civil, criminal, administrative or investigative action, suit, proceeding or claim (including any action by or in the right of the Corporation or a subsidiary) by reason of the fact that such person is or was serving in such capacity to the fullest extent permitted by the General and Business Corporation Law of Missouri.

9.2    The Corporation may, to the extent that the board of directors deems appropriate and as set forth in a Bylaw or authorizing resolution, indemnify any person who is or was a non-executive officer, or employee or agent of the Corporation or any subsidiary or who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including an employee benefit plan) against any and all expenses (including attorneys’ fees), judgements, fines and amounts paid in settlement and reasonably incurred by such person in connection with any threatened, pending or completed civil, criminal, administrative or investigative action, suit, proceeding or claim (including an action by or in the right of the Corporation or a subsidiary) by reason of the fact that such person is or was serving in such capacity to the fullest extent permitted by the General and Business Corporation Law of Missouri.

9.3    The Corporation may, to the extent that the board of directors deems appropriate, make advances of expenses, including attorneys’ fees, incurred prior to the final disposition of a civil, criminal, administrative or investigative action, suit, proceeding or claim (including an action by or in the right of the Corporation or a subsidiary) to any person to whom indemnification is or may be available under this Article IX; provided, however, that prior to making any advances, the Corporation shall receive a written undertaking by or on behalf of such person to repay such amounts advanced in the event that it shall be ultimately determined that such person is not entitled to such indemnification.

9.4    The indemnification and other rights provided by this Article IX shall not be deemed exclusive of any other rights to which a person to whom indemnification is or otherwise may be available (under these Articles of Incorporation or the Bylaws or any agreement or vote of shareholders or disinterested directors or otherwise), may be entitled. The Corporation is authorized to purchase and maintain insurance on behalf of the Corporation or any person to whom indemnification is or may be available against any liability asserted against such person in, or arising out of, such person’s status as director, officer, employee or agent of the Corporation, any of its subsidiaries or another corporation, partnership, joint venture, trust or other enterprise (including an employee benefit plan) which such person is serving at the request of the Corporation.

9.5    Each person to whom indemnification is granted under this Article IX is entitled to rely upon the indemnification and other rights granted hereby as a contract with the Corporation and such person and such person’s heirs, executors, administrators and estate shall be entitled to enforce against the Corporation all indemnification and other rights granted to such person by Sections 9.1 and 9.3 and this Article IX. The indemnification and other rights granted by Sections 9.1 and 9.3 and this Section 9.5 shall survive amendment, modification or repeal of this Article IX, and no such amendment, modification or repeal shall act to reduce, terminate or otherwise adversely affect the rights to indemnification granted hereby, with respect to any expenses, judgments, fines and amounts paid in settlement incurred by a person to whom indemnification is granted under this Article IX with respect to an action, suit, proceeding or claim that arises out of acts or omissions of such person that occurred prior to the effective date of such amendment, modification or repeal.

9.6    Any indemnification granted by the board of directors pursuant this Article IX shall inure to the person to whom the indemnification is granted and such person’s heirs, executors, administrators and estate; provided, however, that such indemnification may be changed, modified or repealed, at any time or from time to time, at the discretion of the board of directors, and the survival of such indemnification shall be in accordance with terms determined by the board of directors.

9.7    For the purposes of this Article IX, “subsidiary” shall mean any corporation, partnership, joint venture, trust or other enterprise of which a majority of the voting power, equity or ownership interest is directly or indirectly owned by the Corporation.

Item 16.	Exhibits

1.0	Form of Underwriting Agreement*

5.0	Opinion of Muldoon Murphy & Aguggia LLP*

23.1	Consent of Muldoon Murphy & Aguggia LLP (included in Exhibit 5.0)*

23.2	Consent of KPMG LLP

24.0	Power of attorney (contained in signature page)*

* previously filed

Item 17.	Undertakings.

(a)    The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)    The Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on the 24th day of January, 2006.

Pulaski Financial Corp.

By:	/S/ WILLIAM A. DONIUS
William A. Donius President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

By:	/S/ WILLIAM A. DONIUS	January 24, 2006
William A. Donius President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

By:	/S/ RAMSEY K. HAMADI	January 24, 2006
Ramsey K. Hamadi Chief Financial Officer (Principal Financial and Accounting Officer)

By:	*
E. Douglas Britt Director

By:	*
William M. Corrigan, Jr. Director

By:	*
Robert A. Ebel Director

By:	*
Leon A. Felman Director

By:	*
Timothy K. Reeves Director

By:	*
Christopher K. Reichert Director

By:	*
Lee S. Wielansky Director

*	Pursuant to the Power of Attorney contained in the signature page to the Registration Statement on Form S-3 for Pulaski Financial Corp. filed on October 14, 2005.

/S/ WILLIAM A. DONIUS	January 24, 2006
William A. Donius

INDEX OF EXHIBITS

1.0	Form of Underwriting Agreement*

5.0	Opinion of Muldoon Murphy & Aguggia LLP*

23.1	Consent of Muldoon Murphy & Aguggia LLP (included in Exhibit 5.0)*

23.2	Consent of KPMG LLP

24.0	Power of attorney (contained in signature page)*

*	previously filed